UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 9, 2022

ZYNGA INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-35375	42-1733483
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

699 Eighth Street San Francisco, CA 94103		94103
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (855) 449-9642

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock	ZNGA	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On January 9, 2022, Zynga Inc., a Delaware corporation (“Zynga”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Take-Two Interactive Software, Inc., a Delaware corporation (“Take-Two”), Zebra MS I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Take-Two (“Merger Sub 1”), and Zebra MS II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Take-Two (“Merger Sub 2”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub 1 will be merged with and into Zynga (the “Merger”) with Zynga continuing as the surviving corporation and a wholly owned subsidiary of Take-Two, and immediately following the Merger, the surviving corporation in the Merger will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving corporation (the “Subsequent Merger” and together with the Merger, the “Combination”). The Combination is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

As a result of the Combination, (i) each issued and outstanding share of Class A Common stock of Zynga, par value $0.00000625 per share (“Zynga Common Stock”), other than dissenting shares and treasury shares, will be converted into a number of shares (the “Stock Consideration”) of Take-Two’s common stock, par value $0.01 per share (“Take-Two Common Stock”), equal to the Exchange Ratio (as defined below), and the right to receive $3.50 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). The “Exchange Ratio” will be the following: (i) if the Take-Two Common Stock Price (as defined below) is an amount greater than $181.88, then the Exchange Ratio is 0.0350; (ii) if the Take-Two Common Stock Price is an amount greater than or equal to $156.50 but less than or equal to $181.88, then the Exchange Ratio is an amount equal to the quotient (rounded to five decimal places) obtained by dividing (a) $6.36 by (b) the Take-Two Common Stock Price; and (iii) if the Take-Two Common Stock Price is less than $156.50, then the Exchange Ratio is 0.0406. “Take-Two Common Stock Price” will be the volume-weighted average sales price per share of Take-Two Common Stock on the Nasdaq Global Select Market for the consecutive period beginning at 9:30 a.m. New York time on the twenty-third trading day immediately preceding the closing date of the Combination and concluding at 4:00 p.m. New York time on the third trading day immediately preceding such closing date.

The Merger Agreement also provides that at the effective time of the Merger (the “Effective Time”), (i) issued and outstanding options to purchase Zynga Common Stock will be assumed by Take-Two and automatically converted into options exercisable for shares of Take-Two Common Stock (the “Converted Options”), (ii) each issued and outstanding restricted stock unit award covering Zynga Common Stock will be assumed by Take-Two and automatically converted into a Take-Two restricted share unit award covering shares of Take-Two Common Stock (the “Converted RSUs”), and (iii) each issued and outstanding performance stock unit award covering Zynga Common Stock will be assumed by Take-Two and automatically converted into a Take-Two restricted share unit award covering a number of shares of Take-Two Common Stock determined based on the number of shares of Zynga Common Stock subject to the award immediately prior to the Effective Time as determined in accordance with the requirements of the applicable Zynga award agreement (the “Converted PSUs” and, together with the Converted Options, and the Converted RSUs, the “Converted Awards”), in each case with the number of shares (and exercise price, with respect to Converted Options) adjusted based on an exchange ratio that is intended to maintain the intrinsic value of the award immediately prior to the Effective Time. Following the Effective Time, the Converted Awards will vest based on continued service and will continue to be governed by substantially the same terms and conditions as were applicable to the corresponding Zynga equity awards immediately prior to the Effective Time.

The Merger Agreement contains customary representations, warranties and covenants made by each of Zynga and Take-Two, including, among others, covenants by each of Zynga and Take-Two to (i) continue conducting its respective businesses in the ordinary course, consistent with past practice during the interim period between the execution of the Merger Agreement and consummation of the Combination, (ii) not engage in certain specified kinds of transactions during that period and (iii) unless the Merger Agreement is validly terminated, hold a meeting of its stockholders to vote upon, in the case of Zynga’s stockholders, the approval and adoption of the Merger Agreement and the Combination, and, in the case of Take-Two’s stockholders, the approval of both the issuance of the Stock Consideration and the adoption of an amendment to Take-Two’s Amended and Restated Certificate of Incorporation increasing the number of authorized shares of Take-Two Common Stock (the “Take-Two Charter Amendment”).

Pursuant to the terms of a “go-shop” provision in the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (New York time) on February 24, 2022 (such period, the “Go-Shop Period”), Zynga may (i) solicit, propose or facilitate the making of alternative acquisition proposals from third parties; (ii) provide non-public information to third parties in connection with alternative acquisition proposals; and (iii) participate in discussions and negotiations with third parties regarding alternative acquisition proposals. Zynga and Take-Two have agreed that, commencing at 12:01 a.m. (New York time) on February 25, 2022 (in the case of Zynga), and commencing upon the execution of the Merger Agreement (in the case of Take-Two), Zynga and Take-Two will be subject to “no-shop” restrictions and will not, subject to certain exceptions set forth in the Merger Agreement, (i) solicit or knowingly encourage inquiries or proposals relating to alternative acquisition transactions or (ii) engage in discussions or negotiations regarding, or provide any non-public information to third parties in connection with, alternative acquisition proposals. In addition, each of Zynga and Take-Two have agreed that, subject to certain exceptions, its board of directors will not withdraw its respective recommendations to their respective stockholders in favor of the approval and adoption of Merger Agreement and the Combination (in the case of Zynga), or the approval of the issuance of the Stock Consideration and the adoption of the Take-Two Charter Amendment (in the case of Take-Two).

In connection with the closing of the Combination, Take-Two has agreed to expand the size of its board of directors from eight to ten directors, and to appoint two of Zynga’s current directors to the Board as designated by Zynga and approved by Take-Two.

The closing of the Combination is subject to certain conditions, including (i) the approval and adoption of the Merger Agreement and the Combination by Zynga’s stockholders, (ii) the approval of the issuance of the Stock Consideration and the adoption of the Take-Two Charter Amendment by Take-Two’s stockholders, (iii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and clearance under the antitrust laws of certain non-United States jurisdictions, (iv) there having not occurred a material adverse effect on the other party, (v) the effectiveness of a registration statement on Form S-4 with respect to shares of Take-Two Common Stock to be issued in the Merger and (vi) other customary conditions.

Either Zynga or Take-Two may terminate the Merger Agreement if, among certain other circumstances, (i) the Combination has not become effective on or before January 9, 2023 or (ii) Zynga’s stockholders fail to approve and adopt the Merger Agreement and the Combination, or Take-Two’s stockholders fail to approve the issuance of the Stock Consideration and/or the adoption of the Take-Two Charter Amendment. Zynga may terminate the Merger Agreement in certain additional circumstances, including: (a) to allow Zynga to enter into a definitive agreement for an alternative business combination proposal that constitutes a “superior proposal,” or (b) if Take-Two’s board of directors withdraws or adversely changes its recommendation to Take-Two’s stockholders in favor of the approval of the issuance of the Stock Consideration or the adoption of the Take-Two Charter Amendment. Take-Two may terminate the Merger Agreement in certain additional circumstances, including if Zynga’s board of directors withdraws or adversely changes its recommendation to Zynga’s stockholders in favor of the approval and adoption of the Merger Agreement and the Combination.

The Merger Agreement provides for the payment of a “termination fee” upon the termination of the Merger Agreement in specified circumstances, including if the Merger Agreement is terminated by either Take-Two or Zynga as a result of an adverse change in the recommendation of the other party’s board of directors. In such instance, Take-Two is required to pay to Zynga (in the case of a termination by Zynga), or Zynga is required to pay to Take-Two (in the case of a termination by Take-Two), a termination fee of $550 million. In addition, Zynga is required to pay to

Take-Two a termination fee of $550 million if Zynga terminates the Merger Agreement to enter into a definitive agreement for an alternative business combination proposal that constitutes a “superior proposal,” unless Zynga so terminates the Merger Agreement during the Go-Shop Period, in which case Zynga would be required to pay to Take-Two a lower termination fee of $400 million.

If the Merger Agreement is terminated because Zynga’s stockholders fail to approve the adoption of the Merger Agreement and the Combination, and Take-Two’s stockholders approve the issuance of the Stock Consideration and the adoption of the Take-Two Charter Amendment, Zynga will be required to pay Take-Two an expense reimbursement of $50 million. If the Merger Agreement is terminated because Take-Two’s stockholders fail to approve the issuance of the Stock Consideration and the adoption of the Take-Two Charter Amendment, and Zynga’s stockholders approve the adoption of the Merger Agreement and the Combination, Take-Two will be required to pay to Zynga an expense reimbursement of $50 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Take-Two or Zynga. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by each of Take-Two and Zynga to each other in connection with the signing of the Merger Agreement or in filings of the parties with the SEC. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Take-Two and Zynga rather than establishing matters as facts and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterization of the actual state of facts about Take-Two or Zynga.

Voting Agreements

In connection with the Merger Agreement, on January 9, 2022, Zynga’s executive officers and directors (and certain of their respective affiliates), solely in their capacity as stockholders of Zynga, entered into Voting Agreements with Take-Two and Zynga (the “Zynga Voting Agreement”), pursuant to which each such stockholder agreed, among other things, during its term and subject to certain exceptions as set forth therein, to vote the Zynga Common Stock held by it (i) in favor of adoption of the Merger, (ii) against any alternative acquisition proposal, and (iii) against any other action or agreement that is intended, or would reasonably be expected, to materially impede, interfere with or delay the Combination or the transactions contemplated by the Merger Agreement. The stockholders subject to the Zynga Voting Agreements beneficially own in the aggregate approximately 5.6% of the outstanding shares of Zynga Common Stock as of January 6, 2022. The Zynga Voting Agreements terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the effectiveness of amendments, modifications or supplements to the Merger Agreement that decrease the amount of, or change the form of, merger consideration or that are materially adverse to Zynga’s stockholders, and (iv) the termination of the Zynga Voting Agreements by written agreement of each of Take-Two, Zynga and the stockholders party thereto.

Also in connection with the Merger Agreement, on January 9, 2022, Take-Two’s executive officers and directors (and certain of their respective affiliates), solely in their capacity as stockholders of Take-Two, entered into a Voting Agreement with Zynga and Take-Two (the “Take-Two Voting Agreement”), pursuant to which each such stockholder agreed, among other things, during its term and subject to certain exceptions as set forth therein, to vote Take-Two Common Stock held by it (i) in favor of the issuance of the Stock Consideration and the adoption of the Take-Two Charter Amendment, (ii) against any alternative acquisition proposal, and (iii) against any other action or agreement that is intended, or would reasonably be expected, to materially impede, interfere with or delay the Combination or the transactions contemplated by the Merger Agreement. The stockholders subject to the Take-Two Voting Agreements beneficially own less than 1% in the aggregate of the outstanding shares of Take-Two Common Stock as of January 6, 2022. The Take-Two Voting Agreements terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, and (iii) the termination of the Take-Two Voting Agreements by written agreement of each of Take-Two, Zynga and the stockholder.

The foregoing description of the Take-Two Voting Agreements and the Zynga Voting Agreements does not purport to be complete and is qualified in its entirety by the full text of the Take-Two Voting Agreements and the Zynga Voting Agreements. A form of the Voting Agreements signed by Zynga’s executive officers and directors (other than Mark Pincus) and certain of their respective affiliates is filed as Exhibit 10.1 hereto, and a form of the Voting Agreement signed by Mark Pincus and certain of his respective affiliates is filed as Exhibit 10.2 hereto, and each are incorporated by reference herein. A form of the Voting Agreement signed by Take-Two’s executive officers and directors is filed as Exhibit 10.3 hereto and is incorporated by reference herein. The Take-Two Voting Agreements and the Zynga Voting Agreements have been attached to provide investors with information regarding their terms. They are not intended to provide any other factual information about Take-Two, Zynga or the stockholders party thereto. Moreover, the representations and warranties in the Take-Two Voting Agreements and the Zynga Voting Agreements were used for the purpose of allocating risk among the parties rather than establishing matters of fact. Accordingly, the representations and warranties in the Take-Two Voting Agreements and the Zynga Voting Agreements s should not be relied on as characterization of the actual state of facts about Take-Two, Zynga or the stockholders party thereto.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 9, 2022, the board of directors of Zynga approved an amendment to Zynga’s bylaws to add Article XIV, Section 43 to Zynga’s bylaws, providing that (i) the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Zynga; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Zynga to Zynga or its stockholders; (c) any action asserting a claim against Zynga arising pursuant to any provision of the Delaware General Corporation Law, Zynga’s certificate of incorporation or Zynga’s bylaws; or (d) any action asserting a claim against Zynga governed by the internal affairs doctrine, and (ii) unless Zynga consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933, as amended. Certain of these provisions were already included in Zynga’s certificate of incorporation.

The foregoing summary of the amendment to Zynga’s bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of such amendment, a copy of which is attached to this Form 8-K as Exhibit 3.1 and incorporated in this Item 5.03 by reference.

Item 8.01. Other Items.

On January 10, 2022, Take-Two and Zynga issued a joint press release announcing execution of the Merger Agreement. A copy of the press release is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two’s and Zynga’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Take-Two’s or Zynga’s respective stockholder approval or the failure to satisfy other conditions to completion of the proposed combination, including receipt of regulatory approvals, on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games; and risks relating to the market value of Take-Two’s common stock to be issued in the proposed combination.

Other important factors and information are contained in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga that will become the subject of a registration statement on Form S-4 to be filed by Take-Two with the U.S. Securities and Exchange Commission (the “SEC”), which will include a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, will provide full details of the proposed combination and the attendant benefits and risks. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants In The Solicitation

Take-Two, Zynga and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed business combination. Information about Take-Two’s directors and executive officers is available in Take-Two’s proxy statement dated July 27, 2021 for its 2021 Annual Meeting of Stockholders. Information about Zynga’s directors and executive officers is available in Zynga’s proxy statement dated April 5, 2021 for its 2021 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed combination when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

EXHIBIT NO.	Description

2.1*	Agreement and Plan of Merger, dated as of January 9, 2022, by and among Take-Two Interactive Software, Inc., Zynga Inc., Zebra MS I, Inc., and Zebra MS II, Inc.

3.1	First Amendment to Zynga’s Fifth Amended and Restated Bylaws

10.1	Form of Zynga Voting Agreement

10.2	Form of Zynga Voting Agreement

10.3	Form of Take-Two Voting Agreement

99.1	Press Release of Take-Two and Zynga, dated January 10, 2022

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

*

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the U.S. Securities and Exchange Commission upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZYNGA INC.

Date: January 10, 2022	By:	/s/ Phuong Phillips
Phuong Phillips
Chief Legal Officer and Secretary

Exhibit 2.1

EXECUTION

AGREEMENT AND PLAN OF MERGER

among

TAKE-TWO INTERACTIVE SOFTWARE, INC.,

ZEBRA MS I, INC.,

ZEBRA MS II, INC.,

and

ZYNGA INC.

Dated as of January 9, 2022

i

ii

iii

GLOSSARY OF DEFINED TERMS

The location of the definition of each capitalized term used in this Agreement is set forth in this Glossary:

Defined Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	Section 7.4(f)
Bribery Laws	Section 3.29(a)
Business Systems	Section 3.13(f)
Cash Consideration	Section 1.7(a)(i)
Certificate	Section 1.7(a)(ii)
Certificate of Merger	Section 1.3
Change of Recommendation	Section 7.4(f)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Combination	Recitals
Company	Preamble
Company Alternative Acquisition Proposal	Section 9.2(l)
Company Class B Common Stock	Section 3.6(a)
Company Class C Common Stock	Section 3.6(a)
Company Common Stock	Recitals
Company Defined Contribution Plan	Section 6.2(d)
Company Insiders	Section 7.10
Company Lease	Section 3.12(b)
Company Leases	Section 3.12(b)
Company Licenses and Permits	3.14
Company No-Shop Period Start Date	Section 7.4(b)
Company Preferred Stock	Section 3.6(a)
Company Property	Section 3.12(b)
Company Recommendation	Section 3.27(a)
Company Registered Intellectual Property	Section 3.13(b)
Company SEC Reports	Section 3.8(a)
Company Section 16 Information	Section 7.10
Company Stockholders Meeting	Section 3.27(a)
Confidentiality Agreement	Section 7.1(f)
Continuing Company Employee	Section 6.2(a)
Contract	Section 3.17(c)
DGCL	Recitals
Dissenting Shares	Section 1.7(a)(v)
DOJ	Section 7.3(b)
Effective Time	Section 1.3
Environmental Laws	Section 3.23(a)
Exchange Act	Section 3.4
Exchange Agent	Section 2.1
Exchange Fund	Section 2.1
Exchange Ratio	Section 1.7(a)(i)
FTC	Section 7.3(b)
Go-Shop Period	Section 7.4(a)
Grant Date	Section 3.6(b)
HSR Act	Section 3.4
Indemnified Person	Section 6.3(a)
J.P. Morgan	Section 4.14

1

Joint Proxy Statement/Prospectus	Section 3.27(a)
LionTree	Section 4.14
Malicious Code	Section 3.13(h)
Merger	Recitals
Merger Consideration	Section 1.7(a)(i)
Merger Sub 1	Preamble
Merger Sub 2	Preamble
NASDAQ	Section 3.15(b)
New Plans	Section 6.2(c)
Non-UA Vendor Contracts	Section 3.17(c)(ii)
No-Shop Period Start Date	Section 7.4(b)
Parent	Preamble
Parent Alternative Acquisition Proposal	Section 9.2(l)
Parent Common Stock	Recitals
Parent No-Shop Period Start Date	Section 7.5(a)
Parent Preferred Stock	Section 4.6(a)
Parent SEC Reports	Section 4.8(a)
Parent Share Issuance	Section 3.27(a)
Parent Stockholders Meeting	Section 3.27(a)
Platform	Section 3.17(c)(i)
Platform Contracts	Section 3.17(c)(i)
Proceeding	Section 6.3(a)
Registration Statement	Section 7.1(a)
Regulatory Law	Section 7.3(b)
Required Company Vote	Section 3.28
Required Parent Vote	Section 4.17
Sarbanes-Oxley Act	Section 3.15(b)
Secretary of State	Section 1.3
Securities Act	Section 3.4
Stock Consideration	Section 1.7(a)(i)
Subsequent Certificate of Merger	Section 1.3
Subsequent Effective Time	Section 1.3
Subsequent Merger	Recitals
Support Agreement	Recitals
Surviving Company	Section 1.1
Surviving Corporation	Section 1.1
Termination Date	Section 9.1(b)
Treasury Regulations	Recitals
Treasury Shares	Section 1.7(a)(vi)
Uncertificated Company Stock	Section 1.7(a)(ii)
Vendor	Section 3.17(c)(ii)

2

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 9, 2022 (this “Agreement”), among Take-Two Interactive Software, Inc., a Delaware corporation (“Parent”), Zebra MS I, Inc., a Delaware corporation and a direct Wholly Owned Subsidiary of Parent (“Merger Sub 1”), Zebra MS II, Inc., a Delaware corporation and a direct Wholly Owned Subsidiary of Parent (“Merger Sub 2”), and Zynga Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent, Merger Sub 1, Merger Sub 2 and the Company have each approved and declared advisable the merger of Merger Sub 1 with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which each share of Class A Common Stock, par value $0.00000625 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares and Treasury Shares, will be converted into the right to receive a combination of cash and shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”);

WHEREAS, immediately following the Merger, the First Surviving Corporation will then merge with and into Merger Sub 2 (the “Subsequent Merger” and together with the Merger, the “Combination”) in accordance with the applicable provisions of the DGCL and upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective Boards of Directors of Parent, Merger Sub 1, Merger Sub 2 and the Company, deem it fair to, advisable to and in the best interests of their respective company to enter into this Agreement and to consummate the Combination and the other transactions contemplated hereby;

WHEREAS, as a condition to Parent entering into this Agreement, and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Parent is entering into a voting agreement with certain stockholders of the Company (the “Company Support Agreement”) pursuant to which, among other things, such stockholders have agreed, subject to the terms thereof, to vote all shares of Company Common Stock that they own in accordance with the terms of such voting agreement;

WHEREAS, as a condition to the Company entering into this Agreement, and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, the Company is entering into a voting agreement with certain stockholders of Parent (the “Parent Support Agreement”) pursuant to which, among other things, such stockholders have agreed, subject to the terms thereof, to vote all shares of Parent Common Stock that they own in accordance with the terms of such voting agreement;

WHEREAS, for U.S. federal income tax purposes, Parent, Merger Sub 1, Merger Sub 2 and the Company intend that the Combination shall be treated as an integrated transaction that shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Treasury Regulations”), and, by approving resolutions authorizing this Agreement, to adopt this Agreement as a “plan of reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulations Section 1.368-2(g); and

WHEREAS, Parent, Merger Sub 1, Merger Sub 2 and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE COMBINATION

Section 1.1. The Merger and the Subsequent Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub 1 will merge with and into the Company, and the separate existence of Merger Sub 1 shall cease. The Company shall continue as the surviving corporation and as a Wholly Owned Subsidiary of Parent and shall continue to be governed by the laws of the State of Delaware (as such, the “First Surviving Corporation”). Immediately after the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, the First Surviving Corporation will merge with and into Merger Sub 2, and the separate existence of the First Surviving Corporation shall cease. Merger Sub 2 shall continue as the surviving corporation and as a Wholly Owned Subsidiary of Parent and shall continue to be governed by the laws of the State of Delaware (as such, the “Surviving Corporation”).

Section 1.2. Closing. Unless this Agreement shall have been terminated pursuant to the provisions of Section 9.1, the closing of the Combination (the “Closing”) will take place on the third Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by law, waiver of those conditions as of the Closing) set forth in Article VIII (the date of the Closing, the “Closing Date”). The Closing shall be held by means of a virtual closing through electronic exchange of signatures, unless another place is agreed to in writing by the parties hereto.

Section 1.3. Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the Company shall file a certificate of merger relating to the Merger as contemplated by the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Secretary of State”), in such form as required by, and executed in accordance with, the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State on the Closing Date, or at such other time as Parent and the Company shall agree to and specify in the Certificate of Merger. As used herein, the “Effective Time” shall mean the time at which the Merger shall become effective. Immediately following the Effective Time, Merger Sub 2 shall file a certificate of merger relating to the Subsequent Merger as contemplated by the DGCL (the “Subsequent Certificate of Merger”) with the Secretary of State, in such form as required by, and executed in accordance with, the DGCL. The Subsequent Merger shall become effective at such time as the Subsequent Certificate of Merger is duly filed with the Secretary of State on the Closing Date or at such other time as Parent and the Company shall agree and specify in the Subsequent Certificate of Merger, but in any event immediately following the Effective Time. As used herein, the “Subsequent Effective Time” shall mean the time at which the Subsequent Merger shall become effective.

Section 1.4. Effects of the Combination. At the Effective Time, the effects of the Merger and, at the Subsequent Effective Time, the effects of the Combination, shall be as provided in this Agreement, the Certificate of Merger, the Subsequent Certificate of Merger, and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, (i) at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub 1 shall vest in the First Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub 1 shall become the debts, liabilities and duties of the First Surviving Corporation, and (ii) at the Subsequent Effective Time, all of the property, rights, privileges, powers and franchises of the First Surviving Corporation and Merger Sub 2 shall vest in the Surviving Corporation, and all debts, liabilities and duties of the First Surviving Corporation and Merger Sub 2 shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5. Surviving Corporation Constituent Documents.

(a) The certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the First Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, except as otherwise contemplated by this Agreement.

(b) The certificate of incorporation and bylaws of Merger Sub 2, as in effect immediately prior to the Subsequent Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law, except as otherwise contemplated by this Agreement and except that Article I of the certificate of incorporation of the Surviving Corporation shall be amended to provide that “The name of the corporation is Zynga Inc.”

Section 1.6. Surviving Corporation Directors and Officers. From and after the Subsequent Effective Time, the directors of Merger Sub 2 in office immediately prior to the Subsequent Effective Time shall be the initial directors of the Surviving Corporation, and the officers of the First Surviving Corporation immediately prior to the Subsequent Effective Time (which shall be the officers of the Company immediately prior to the Effective Time) shall be the initial officers of the Surviving Corporation and, in each case, shall hold office from the Subsequent Effective Time until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or otherwise as provided by applicable Law.

Section 1.7. Capital Stock.

(a) At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof:

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares or Treasury Shares), shall be converted into (A) a number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio, subject to Section 2.5 with respect to fractional shares and the payment of cash in lieu of such fractional shares (the “Stock Consideration”) and (B) the right to receive $3.50 per share in cash, without interest (the “Cash Consideration”) (the consideration described in the foregoing clauses (A) and (B), collectively, the “Merger Consideration”).

(ii) All shares of Company Common Stock (other than shares referred to in Section 1.7(a)(v) and Section 1.7(a)(vi)) shall cease to be issued and outstanding and shall be cancelled and retired and shall cease to exist, and each holder of a valid certificate or certificates that immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) or that were shares of Company Common Stock evidenced by way of book-entry in the register of stockholders of the Company immediately prior to the Effective Time (“Uncertificated Company Stock”), shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except the right to receive the applicable Merger Consideration and any dividends or other distributions to which the holder of such share becomes entitled pursuant to Section 2.3.

(iii) Each share of common stock, par value $0.01 per share, of Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall be converted into one share of Class A Common Stock, par value $0.00000625 per share, of the First Surviving Corporation.

(iv) At the Subsequent Effective Time, all shares of common stock of Merger Sub 2 issued and outstanding immediately prior to the Subsequent Effective Time shall be cancelled and retired and shall cease to exist. At the Subsequent Effective Time, each share of Class A Common Stock of the First Surviving Corporation issued and outstanding immediately prior to the Subsequent Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(v) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by stockholders that have properly demanded their rights of appraisal within the meaning of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such stockholders shall have failed to perfect any available right of appraisal under applicable Law, but, instead, the holders thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, the shares of Company Common Stock held by such stockholder shall not be deemed Dissenting Shares for purposes of this Agreement and shall thereupon be deemed to have been converted into the Merger Consideration at the Effective Time in accordance with Section 1.7(a). The Company shall give Parent (A) as promptly as reasonably practicable notice of any demands for appraisal filed pursuant to Section 262 of the DGCL received by the Company, withdrawals of such demands and any other instruments or material written communications served or delivered in connection with such demands pursuant to the DGCL and received by the Company and (B) the opportunity and right to participate in all negotiations and proceedings with respect to demands made pursuant to Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (x) make any payment to the holder of such Dissenting Shares with respect to any such demand, (y) offer to settle or settle any such demand or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

(vi) Each share of Company Common Stock that is owned by the Company as treasury stock or by any of its Wholly Owned Subsidiaries (the “Treasury Shares”) immediately prior to the Effective Time shall be automatically cancelled and extinguished without payment of any consideration therefor and without any further action on the part of the Company or such Subsidiary.

(b) If prior to the Effective Time, Parent or the Company, as the case may be, should split, subdivide, consolidate, combine or otherwise reclassify the Parent Common Stock or the Company Common Stock, or pay a stock dividend or other stock distribution in Parent Common Stock or Company Common Stock, as applicable, or otherwise change the Parent Common Stock or Company Common Stock into any other securities, or make any other such stock dividend or distribution in capital stock of Parent or the Company in respect of the Parent Common Stock or the Company Common Stock, respectively, then any number or amount contained herein which is based upon the price of the Parent Common Stock or the number of shares of Company Common Stock or Parent Common Stock, as the case may be, will be appropriately adjusted to reflect such split, combination, dividend or other distribution or change.

Section 1.8. Treatment of Options, RSUs and Employee Stock Purchase Plan.

(a) Company Options. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of a Company Option, each stock option to purchase Company Common Stock granted under any Company Benefit Plan (including, for the avoidance of doubt, the Company’s Amended and Restated 2007 Equity Incentive Plan, as amended or the Company’s Amended and Restated 2011 Equity Incentive Plan, as amended (such options, the “Company Options” and such plans, collectively, the “Company Stock Plans”)), that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not then exercisable or vested, shall be assumed by Parent and automatically converted into an option exercisable for that number of shares of Parent Common Stock (as converted, a “Converted Company Option”) under the Parent Equity Plan equal to the product of (A) the aggregate number of shares of Company Common Stock for which such Company Option was exercisable multiplied by (B) the Equity Award Exchange Ratio, with any resulting fractional share of Parent Common Stock rounded down to the nearest whole share. The exercise price per share of such Converted Company Option shall be adjusted so that it is equal to (x) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (y) the Equity Award Exchange Ratio, with any resulting fractional cent rounded up to the nearest cent; provided, however, that the exercise price and the number of shares of Company Common Stock purchasable pursuant to a Converted Company Option shall be subject to such adjustments as may be necessary for the foregoing conversion to satisfy the requirements of Sections 409A, 422 and 424 of the Code and U.S. Treasury Regulations Section 1.424-1. As of the conversion pursuant to this Section 1.8(a), each Converted Company Option shall be subject to the same terms and conditions (including vesting and exercisability terms) applicable to the corresponding Company Option immediately prior to the Effective Time except as otherwise provided in this Section 1.8(a), or for administrative changes that are not adverse to the holder of such Company Option or to which the holder consents in writing.

(b) Company RSU Awards. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of a Company RSU Award, each Company RSU Award, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall be assumed by Parent and automatically converted into a Parent restricted share unit award with respect to shares of Parent Common Stock under the Parent Equity Plan on the same terms and conditions as applied to the Company RSU Award as of immediately prior to the Effective Time, except that the aggregate number of shares of Parent Common Stock underlying such award will be determined by multiplying (A) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time by the (B) Equity Award Exchange Ratio, with any resulting fractional share rounded down to the nearest whole share of Parent Common Stock (as converted, a “Converted RSU”). As of the conversion pursuant to this Section 1.8(b), each Converted RSU shall be subject to the same terms and conditions (including vesting and exercisability terms) applicable to the corresponding Company RSU Award immediately prior to the Effective Time except as otherwise provided in this Section 1.8(b), or for administrative changes that are not adverse to the holder of such Converted RSU or to which the holder consents in writing.

(c) Company PSU Awards. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of a Company PSU Award, each Company PSU Award, whether vested or unvested (and provided, for clarity, that any such award that as of immediately prior to the Effective Time no longer is subject to performance criteria shall be subject to the treatment described in subsection (b) above for Company RSU Awards), that is outstanding as of immediately prior to the Effective Time shall be assumed by Parent and automatically be converted into a Parent restricted share unit award with respect to shares of Parent Common Stock under the Parent Equity Plan on the same terms and conditions as applied to the Company PSU Award as of immediately prior to the Effective Time, except that the aggregate number of shares of Parent Common Stock underlying such award will be determined by multiplying (A) the number of shares of Company Common Stock subject to such Company PSU Award immediately prior to the Effective Time as determined in accordance with the requirements of the applicable award agreement governing the terms of such Company PSU Award (provided, that the Company will consult with Parent in good faith on any determination of actual performance required to be measured by the compensation committee of the Company Board of Directors under the terms of such award agreement), by (B) the Equity Award Exchange Ratio (as converted, a “Converted PSU”), with any resulting fractional share rounded down to the nearest whole share of Parent Common Stock. As of the conversion pursuant to this Section 1.8(c), each Converted PSU shall be subject to the same terms and conditions (including vesting and exercisability terms) applicable to the corresponding Company PSU Award immediately prior to the Effective Time except as otherwise provided in this Section 1.8(c), or for administrative changes that are not adverse to the holder of such Converted PSU or to which the holder consents in writing.

(d) Effective as of the Effective Time, Parent shall assume the Company Options, Company RSU Awards and Company PSU Awards that are outstanding immediately prior to the Effective Time (collectively, the “Company Equity Awards”) in accordance with the terms of this Section 1.8. Parent shall take all necessary or appropriate actions to comply with the terms of this Section 1.8, including seeking any necessary regulatory or shareholder approvals. Prior to the Effective Time, the Company shall deliver written notice to each holder of a Company Equity Award informing such holder of the effect of the Merger on the Company Equity Awards. In addition, Parent may also elect to convert and assume (on the same basis as set forth in this Section 1.8) the share reserve available under the Company Stock Plans as of the Effective Time into the Parent Equity Plan to the extent permitted under and in accordance with applicable Law.

(e) ESPP. With respect to the Company’s 2011 Employee Stock Purchase Plan (the “ESPP”), the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board of Directors or the appropriate committee thereof and, if appropriate, amending the terms of the ESPP) necessary or required under the ESPP and applicable Laws to ensure that (A) no new offering period under the ESPP shall be authorized or commenced on or after the date of this Agreement, (B) any current offering period under the ESPP shall expire in accordance with its terms, but no later than immediately prior to, and contingent upon the occurrence of, the Effective Time, (C) any current offering period is shortened and adjusted to give effect to any earlier termination as provided in the foregoing clause (B), but otherwise such adjusted offering period will be treated as a fully effective and completed offering period for all purposes under the ESPP, (D) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock as of the end of the current offering period (as shortened as necessary pursuant to clause (B) above) (the “Final Exercise Date”), and (E) the ESPP shall terminate in its entirety at the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter. On the Final Exercise Date, the Company will apply the funds credited as of such date within each participant’s account under the ESPP to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP and each share of Company Common Stock purchased thereunder shall be treated as provided in Section 1.7(a)(i) and (ii). Any accumulated contributions of each participant under the ESPP, to the extent not used to purchase shares in accordance with the terms of the ESPP as of the Final Exercise Date, shall be refunded to the applicable participant as promptly as practicable following the Final Exercise Date.

(f) Prior to the Effective Time, the Company shall take all actions necessary (including adopting such resolutions of the Company Board of Directors (or any committee of the Company Board of Directors) and providing all required notices in connection therewith) to effectuate the treatment of the Company Equity Awards contemplated by this Section 1.8, terminate each of the ESPP and the Company Stock Plans effective as of immediately prior to, and contingent upon the occurrence of, the Effective Time, and to ensure that, as of the Effective Time, no Person shall have any right under any Company Benefit Plan (including each of the Company Stock Plans) except for the right to receive the payments or securities contemplated in this Section 1.8.

(g) Parent shall take all actions that are necessary for the assumption of the Company Equity Awards pursuant to this Section 1.8 including the reservation, issuance and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 1.8. As soon as reasonably practicable but in no event later than 10 Business Days after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form) with respect to the shares of Parent Common Stock issuable with respect to Converted Company Options, Converted RSUs, and Converted PSUs to the extent necessary to register such shares of Parent Common Stock under the Securities Act.

Section 1.9. Reorganization. This Agreement is intended to constitute a “plan of reorganization” with respect to the Combination for U.S. federal income tax purposes pursuant to which, for such purposes, the Combination is to be treated as an integrated plan that will qualify as a “reorganization” under Section 368(a) of the Code and Treasury Regulations Section 1.368-2(g) (to which each of Parent, Merger Sub 1, Merger Sub 2 and the Company are to be parties under Section 368(b) of the Code).

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1. Exchange Fund. At or prior to the Effective Time, Parent shall deposit with American Stock Transfer & Trust Company, LLC or such other bank or trust company as Parent shall determine and who shall be reasonably satisfactory to the Company (the “Exchange Agent”), in trust for the benefit of holders of shares of Company Common Stock, for exchange in accordance with Section 1.7, (i) uncertificated, book-entry shares representing the number of shares of Parent Common Stock sufficient to deliver, and Parent shall instruct the

Exchange Agent to timely deliver, in accordance with the terms of Section 2.2 of this Agreement, the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration, together with the aggregate amount of cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.5 and Parent shall instruct the Exchange Agent to timely pay such amounts subject to and in accordance with the terms of Section 2.2 of this Agreement. Parent agrees to make available to the Exchange Agent from time to time, as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.3. Any cash and uncertificated, book-entry shares of Parent Common Stock deposited with the Exchange Agent for the benefit of holders of shares of Company Common Stock shall hereinafter be referred to as the “Exchange Fund.”

Section 2.2. Exchange Procedures.

(a) As promptly as practicable after the Effective Time, the Exchange Agent will send to each record holder of a Certificate, in each case, other than in respect of Dissenting Shares, (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. As soon as reasonably practicable after the Effective Time, upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may reasonably be required by the Exchange Agent to effect the exchange, Parent shall cause the Exchange Agent to issue and pay, to the holder (or such holder’s transferee in accordance with Section 2.2(d)) of such Certificate, in exchange therefor, the number of full shares of Parent Common Stock (which shall be in uncertificated, book-entry form) and the amount of cash (including in respect of any dividends or other distributions to which holders are entitled pursuant to Section 2.3, if any, or any other amounts payable pursuant to this Agreement) into which the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(b) Any holder of Uncertificated Company Stock will not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration with respect to such Uncertificated Company Stock. As soon as reasonably practicable after the Effective Time, upon receipt of an “agent’s message” in customary form (it being understood that holders of Uncertificated Company Stock will be deemed to have transferred such Uncertificated Company Stock upon receipt of an “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request) with respect to a holder of Uncertificated Company Stock (or such holder’s transferee in accordance with Section 2.2(d)), Parent shall cause the Exchange Agent to issue and pay, to such holder (or such holder’s transferee in accordance with Section 2.2(d)), in exchange therefor, the number of full shares of Parent Common Stock (which shall be in uncertificated, book-entry form) and the amount of cash (including in respect of any dividends or other distributions to which holders are entitled pursuant to Section 2.3, if any) into which the aggregate number of shares of Uncertificated Company Stock shall have been converted pursuant to this Agreement.

(c) No interest will be paid or will accrue on any cash payable pursuant to Section 2.3 or Section 2.5.

(d) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, one or more shares of Parent Common Stock evidencing, in the aggregate, the proper number of shares of Parent Common Stock and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued with respect to such Company Common Stock to such a transferee only if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) As promptly as practicable after the exchange of any Certificate or Uncertificated Company Stock pursuant to this Section 2.2, Parent shall cause the Exchange Agent to mail or deliver to each former holder of such Certificate or Uncertificated Company Stock a statement reflecting the number of whole shares of Parent Common Stock issued in exchange therefor.

Section 2.3. Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Uncertificated Company Stock with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender thereof (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

Section 2.4. No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and cash paid upon conversion of shares of Company Common Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 2.3) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.

Section 2.5. No Fractional Shares of Parent Common Stock. No certificates or scrip representing less than one share of Parent Common Stock shall be issued upon the surrender for exchange of Certificates representing Company Common Stock or Uncertificated Company Stock pursuant to Section 1.7 hereof. Notwithstanding any other provision of this Agreement, each record holder of Company Common Stock converted pursuant to Section 1.7 hereof who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on the NASDAQ (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on the last complete trading day prior to the date of the Effective Time.

Section 2.6. Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or holders of shares of Uncertificated Company Stock on the date that is six months following the Effective Time shall be delivered to the Parent or otherwise on the instruction of Parent, and any holders of Certificates or holders of shares of Uncertificated Company Stock who have not theretofore complied with this Article II shall thereafter look only to the Parent (subject to abandoned property, escheat or other similar laws) for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.7.

Section 2.7. No Liability. None of Parent, Merger Sub 1, Merger Sub 2, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or holders of shares of Uncertificated Company Stock immediately prior to the date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity, shall, to the extent permissible by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.8. Investment of the Exchange Fund. Any funds included in the Exchange Fund may be invested by the Exchange Agent, as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively. Any interest and other income resulting from such investments shall promptly be paid to Parent. To the extent that (a) there are any losses with respect to any investments of the Exchange Fund; (b) the Exchange Fund diminishes for any reason below the level required for the Exchange

Agent to promptly pay the cash amounts contemplated by Section 1.7; or (c) all or any portion of the Exchange Fund is unavailable for Parent (or the Exchange Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 1.7 for any reason, then Parent will, or will cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Exchange Agent to make the payments contemplated by Section 1.7. Any interest or other income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.

Section 2.9. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate or other documentation (including an indemnity in customary form) reasonably requested by Parent, the Exchange Agent will deliver, and Parent will cause the Exchange Agent to deliver, in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

Section 2.10. Withholding Rights. Each of the Surviving Corporation, Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or any holder of a Company Equity Award such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so deducted and withheld and timely paid over to the applicable taxing authority by the Surviving Corporation, Parent or the Exchange Agent, as the case may be, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or Company Equity Awards in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Exchange Agent, as the case may be.

Section 2.11. Further Assurances. At and after the Effective Time, the officers and directors of Parent will be authorized to execute and deliver, in the name and on behalf of the Company, Merger Sub 1 or Merger Sub 2, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, Merger Sub 1 or Merger Sub 2, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Combination.

Section 2.12. Stock Transfer Books. At the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock (that were outstanding immediately prior to the Effective Time) thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates and Uncertificated Company Stock shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise expressly disclosed in the Company SEC Reports filed prior to the date hereof (other than (i) any information that is contained solely in the “Risk Factors” section of such Company SEC Reports and

(ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, in each case, contained in such Company SEC Reports) or as set forth in the corresponding sections or subsections of the Company Disclosure Schedule (or as set forth in any section or subsection of the Company Disclosure Schedule to the extent the applicability thereof is reasonably apparent from the face of the matter disclosed), the Company hereby represents and warrants to Parent, Merger Sub 1 and Merger Sub 2 as follows:

Section 3.1. Corporate Organization. Each of the Company and its Subsidiaries is duly organized or formed, validly existing and in good standing or similar concept (in each case, to the extent applicable) under the laws of the jurisdiction of its organization or formation and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its business as now conducted, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, have a Company Material Adverse Effect. Copies of the Company Organizational Documents and the organizational documents of each significant Subsidiary (as defined in Regulation S-X promulgated by the SEC) of the Company, with all amendments thereto to the date hereof, have been made available to Parent or its Representatives, and such copies are accurate and complete as of the date hereof.

Section 3.2. Qualification to Do Business. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing or similar concept in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.3. No Conflict or Violation. The execution, delivery and, subject to the receipt of the Required Company Vote and the accuracy of the representations in Section 4.18, performance by the Company of this Agreement do not and will not (i) violate or conflict with any provision of (A) any Company Organizational Document or (B) any of the organizational documents of the Subsidiaries of the Company, (ii) subject to the receipt of any consents set forth in Section 3.4, violate any provision of Law, or any order, judgment or decree of any Governmental Entity (“Order”), (iii) subject to the receipt of any consents set forth on Schedule 3.4 of the Company Disclosure Schedule, result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of either of the Company or any of its Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Company Licenses and Permits or (iv) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under or result in or give to others any rights of cancellation, modification, amendment, or acceleration under, any contract, agreement, lease or instrument to which the Company or any of its Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject, except in each case with respect to clauses (i)(B), (ii), (iii) and (iv), for any such violations, breaches or defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.4. Consents and Approvals. No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is necessary or required in connection with the execution and delivery of this Agreement by the Company or the performance by the Company or its Subsidiaries of their obligations hereunder, except for: (i) the filing of the Certificate of Merger with the Secretary of State in accordance with the DGCL; (ii) the filing of the Subsequent Certificate of Merger with the Secretary of State in accordance with the DGCL; (iii) the filing of a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iv) applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”); (v) the consents, waivers, authorizations or approvals of any Governmental Entity set forth on Schedule 3.4 of the Company Disclosure Schedule; and (vi) such other consents, waivers, authorizations, approvals, declarations, notices, filings or registrations as will be obtained or made prior to the Closing or, if not obtained or made, would not have a Company Material Adverse Effect.

Section 3.5. Authorization and Validity of Agreement. The Company has the requisite corporate power and authority to execute, deliver and, subject to receipt of the Required Company Vote and assuming the accuracy of the representations set forth in Section 4.18, perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby. Assuming the accuracy of the representations set forth in Section 4.18, the execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board of Directors and assuming the accuracy of Parent’s representations in Section 4.18 no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby, other than the Required Company Vote and the filing of the Certificate of Merger and Subsequent Certificate of Merger with the Secretary of State. This Agreement has been duly and validly executed and delivered by the Company and, assuming due execution and delivery by Parent, Merger Sub 1 and Merger Sub 2, shall constitute a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

Section 3.6. Capitalization and Related Matters.

(a) The authorized capital stock of the Company consists of (i) 2,020,517,472 shares of common stock, par value $0.00000625 per share, consisting of (x) 1,800,000,000 shares of Company Common Stock, (y) 200,000,000 shares of Class B Common Stock (the “Company Class B Common Stock”) and (z) 20,517,472 shares of Class C Common Stock (the “Company Class C Common Stock”) and (ii) 2,000,000 shares of Company’s preferred stock (the “Company Preferred Stock”). As of 5:00 p.m. (Pacific time) on January 6, 2022 (the “Company Capitalization Time”), 1,130,523,605 shares of Company Common Stock are issued and outstanding, and there are no shares of Company Class B Common Stock, Company Class C Common Stock or Company Preferred Stock issued or outstanding. As of the Company Capitalization Time there were (i) Company Options to purchase an aggregate of 23,116,917 shares of Company Common Stock issued and outstanding, (ii) 60,025,204 shares of Company Common Stock underlying issued and outstanding Company RSU Awards and (iii) 6,260,031 shares of Company Common Stock underlying issued and outstanding Company PSU Awards.

(b) As of the Company Capitalization Time, 310,730,084 shares of Company Common Stock were available for issuance under the Company Benefit Plans (which includes 150,915,946 shares of Company Common Stock available for issuance under the Company Stock Plans and 159,814,138 shares of Company Common Stock available for issuance under the ESPP). With respect to any Company Equity Award outstanding as of the Company Capitalization Time, (i) each grant of a Company Equity Award was duly authorized no later than the date on which the grant of such Company Equity Award was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board of Directors, or a committee thereof, or a duly authorized delegate thereof, and any required approval by the stockholders of the Company by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered by each party thereto within a reasonable time following the Grant Date, (ii) each such grant was made in accordance with the terms of the applicable Company Benefit Plan (including the applicable Company Stock Plan), and in all material respects with the Exchange Act and all other applicable Law, including the rules of NASDAQ, (iii) the per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock on the applicable Grant Date, (iv) each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Reports in accordance with the Exchange Act and all other applicable Laws, and (v) no material modifications have been made to any Company Equity Award after the Grant Date. All Company Equity Awards are evidenced by award agreements in the forms previously made available to Parent.

(c) Schedule 3.6(c)(i) of the Company Disclosure Schedule includes a complete list, as of the Company Capitalization Time, of each outstanding Company Option, Company RSU Award and Company PSU Award, the name of the holder of each Company Equity Award, the number of shares of Company Common Stock underlying each Company Equity Award, the Company Stock Plan under which the Company Equity Award was granted, the expiration date (if any) of each Company Equity Award, the exercise price (if any) of each Company Equity Award, and other than in the case of Company PSU Awards, the number of shares issuable upon future vesting events. Schedule 3.6(c)(ii) of the Company Disclosure Schedule sets forth, as of the Company Capitalization Time, each employee or other Person with an offer letter or other contract or Company Benefit Plan that contemplates a grant of, or right to purchase or receive (A) Company Equity Awards with respect to the equity of the Company or (B) other securities of the Company, that in each case, have not been issued or granted as of the date of the Agreement, together with the number of such Company Equity Awards or other equity securities and any promised terms thereof.

(d) The issued and outstanding shares of Company Common Stock as of the Company Capitalization Time (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable U.S. federal and state securities laws in all material respects. As of the Company Capitalization Time, except as set forth above in Section 3.6(a) or in Schedules 3.6(b), 3.6(c) or 3.6(d) of the Company Disclosure Schedule, the Convertible Senior Notes Indentures or the Capped Call Documentation, (i) no shares of capital stock of the Company are issued and outstanding and the Company does not have outstanding any securities convertible into or exchangeable for any shares of capital stock of the Company, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls or commitments requiring the issuance of, any capital stock of the Company, or any stock or securities convertible into or exchangeable for any capital stock of the Company; and, (ii) the Company is not subject to any obligation to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock of the Company. Except for the Convertible Senior Notes, the Company does not have outstanding any bonds, debentures, notes or other debt obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. As of the Company Capitalization Time, except as set forth above in Section 3.6(a) of the Company Disclosure Schedule, the Convertible Senior Notes Indentures or the Capped Call Documentation, there are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by the Company or any of its Subsidiaries), that are convertible into or exercisable for a share of Company Common Stock on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of Company Common Stock.

(e) All Convertible Senior Notes were issued pursuant to, and all the terms and conditions of the Convertible Senior Notes are evidenced by, the Convertible Senior Notes Indentures, and all Capped Call Options are made pursuant to and are evidenced by the Capped Call Documentation and there are no other agreements or side letters to which the Company or any Subsidiary of the Company is a party with respect to the Convertible Senior Notes or the Capped Call Options.

(f) The Company has no rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Company Organizational Documents that is, or at the Effective Time shall be, applicable to the Company, the Company Common Stock, the Combination or the other transactions contemplated by this Agreement.

Section 3.7. Subsidiaries and Equity Investments. As of the date hereof, except as set forth on Schedule 3.7 of the Company Disclosure Schedule, the Company and its Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any material capital stock or any other material securities, interests or investments in any other Person other than investments that constitute cash or cash equivalents, other than equity securities of publicly-traded Persons acquired for cash management or passive investment purposes in the ordinary course of business. All of the outstanding shares of capital stock, or limited liability company interests or other ownership interests of, each Subsidiary of the Company, as applicable, are validly issued, fully paid and nonassessable and are owned of record and beneficially by the Company, directly or indirectly. The Company or one of the Company’s Subsidiaries has, as of the date hereof and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or limited liability company interests or other ownership interests in, each Subsidiary of the Company, free and clear of any Liens other than Permitted Liens and any restrictions on transfer set forth in the organizational documents of such Subsidiary or pursuant to applicable securities laws. No Subsidiary of the Company owns any shares of capital stock of the Company. There are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by the Company or any of its Subsidiaries) that are convertible into or exercisable for any capital stock of, or limited liability company interests or other ownership interests in, any Subsidiary of the Company, on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of any capital stock of, or limited liability company interests or other ownership interests in, any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or limited liability company interests or other ownership interests in, any Subsidiary of the Company.

Section 3.8. Company SEC Reports.

(a) The Company and its Subsidiaries have filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by the Company or any of its Subsidiaries pursuant to the Exchange Act with the SEC since December 31, 2018 (as such documents have since the time of their filing been amended or supplemented, the “Company SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, the Company SEC Reports (i) complied as to form in all material respects with the requirements of the Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, there are no material unresolved comments received from the SEC staff with respect to the Company SEC Reports on or prior to the date hereof. To the Knowledge of the Company, none of the Company SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation.

(b) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes).

(c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Reports.

Section 3.9. Absence of Certain Changes or Events. (a) Since December 31, 2020 through the date hereof, there has not been any Company Material Adverse Effect and (b) since December 31, 2020 through the date hereof except as may be otherwise set forth on the Company Disclosure Schedule, neither the Company nor its Subsidiaries have taken or omitted to take any action that, if taken following the date hereof and prior to the Closing Date, would require the consent of Parent pursuant to Section 5.1(a) other than Section 5.1(a)(ii), Section 5.1(a)(v)(A), Section 5.1(a)(vii) or Section 5.1(a)(viii).

Section 3.10. Tax Matters.

(a) Except as set forth on Schedule 3.10 of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(i) (A) the Company and each of its Subsidiaries have filed when due all Tax Returns required by applicable Law to be filed with respect to the Company and each of its Subsidiaries; (B) all such Tax Returns were true, correct and complete in all respects as of the time of such filing; (C) all Taxes owed by the Company and each of its Subsidiaries (whether or not shown to be due and payable on any Tax Return), if required to have been paid, have been paid (except for Taxes which are being contested in good faith); and (D) as of the date of the latest financial statements of the Company, any liability of the Company or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith, has been provided for on the financial statements of the Company in accordance with GAAP;

(ii) there is no action, suit, proceeding, investigation or audit now pending with respect to the Company or any of its Subsidiaries in respect of any Tax, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(iii) no claim has been made in writing by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction;

(iv) (A) there is no outstanding request for any extension of time for the Company or any of its Subsidiaries to pay any Taxes or file any Tax Returns, other than any such request made in the ordinary course of business; (B) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of the Company or any of its Subsidiaries that is currently in force; and (C) neither the Company nor any of its Subsidiaries is a party to or bound by any agreement (other than any customary commercial contract not primarily related to Taxes) providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters;

(v) the Company and each of its Subsidiaries have withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any shareholder, employee, creditor, independent contractor or other third party;

(vi) within the last two years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code;

(vii) there is no Lien, other than a Permitted Lien, on any of the assets or properties of the Company and its Subsidiaries;

(viii) the Company and its Subsidiaries have never been a member of an affiliated group filing a consolidated, joint, unitary or combined Tax Return (other than the “affiliated group” as defined in Section 1504(a) of the Code the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. law), as a transferee or successor, by contract (other than any customary commercial contract not primarily related to Taxes), or otherwise by operation of law;

(ix) the Company and its Subsidiaries have neither participated in nor have any liability or obligation with respect to any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4;

(x) the Company and its Subsidiaries have not applied or received any relief from Taxes or other Tax benefit under the CARES Act, including claiming any Tax credit or electing to defer the payment of any Tax pursuant to the CARES Act; and

(b) neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Combination from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.11. Absence of Undisclosed Liabilities. Except as set forth on Schedule 3.11 of the Company Disclosure Schedule, there are no liabilities or obligations of the Company or any Subsidiary thereof required to be reflected or reserved against on a balance sheet (or the notes thereto) prepared in accordance with GAAP, other than (A) liabilities or obligations disclosed, reflected or reserved against and provided for in the consolidated balance sheet of the Company as of December 31, 2020 or included in the Company SEC Reports filed prior to the date hereof or referred to in the notes thereto, (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2020, (C) liabilities or obligations that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or (D) liabilities or obligations incurred pursuant to this Agreement or in connection with the transactions contemplated hereby.

Section 3.12. Company Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Schedule 3.12(b) of the Company Disclosure Schedule sets forth a list of all leases, site leases, subleases and occupancy agreements, together with all material amendments thereto, in which either the Company or any of its Subsidiaries has a leasehold interest, license or similar occupancy rights, whether as lessor or lessee, and which involve annual base rent payments by the Company or its Subsidiaries in excess of $500,000 per year (each, a “Company Lease” and collectively, the “Company Leases”; the property covered by Company Leases under which either of the Company or its Subsidiaries is a lessee is referred to herein as the “Company Property”).

(c) Since December 31, 2020, no Company Lease has been modified or amended in writing in any way materially adverse to the business of the Company and its Subsidiaries except as set forth on Schedule 3.12(c) of the Company Disclosure Schedule and no party to any Company Lease has given either of the Company or its Subsidiaries written notice of or, to the Knowledge of the Company, made a claim with respect to any breach or default by the Company or its Subsidiary, except for such defaults or breaches that, individually or in the aggregate, would not have a Company Material Adverse Effect. All Company Leases are valid and in full force and effect, subject to the rights of creditors generally and the availability of equitable remedies, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13. Intellectual Property.

(a) Except as set forth on Schedule 3.13(a) of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and its Subsidiaries exclusively own all right, title and interest in and to, or have valid and enforceable licenses or rights to use, all the Company Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens; (ii) to the Knowledge of the Company, no third party is infringing any Company Owned Intellectual Property; (iii) neither the operation of the businesses of the Company or its Subsidiaries as currently conducted or previously conducted during the three (3) year period prior to the date of this Agreement, nor the use of the Company

Owned Intellectual Property as used by the Company and its Subsidiaries, is infringing, diluting, misappropriating or violating (or has infringed, diluted, misappropriated or violated during such three (3) year period) any Intellectual Property right of any third party; and (iv) there is no claim, suit, action or proceeding pending (or since December 31, 2020, asserted in writing) or, to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries: (A) alleging any such violation, misappropriation or infringement of a third party’s Intellectual Property rights; or (B) challenging the Company’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of, any Company Owned Intellectual Property. The foregoing clause (iii) is the sole representation and warranty with respect to the infringement of Intellectual Property by the Company or its Subsidiaries.

(b) Schedule 3.13(b)(i) of the Company Disclosure Schedule sets forth a true and complete list of all issued, registered or pending applications for Intellectual Property (including registered domain names) constituting Company Owned Intellectual Property (“Company Registered Intellectual Property”) and the owner of record, date of application, registration or issuance, patent, registration or application number, and relevant jurisdiction as to each (as applicable and as set forth therein). Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all necessary registration, maintenance and renewal fees in connection with all Company Registered Intellectual Property have been paid in full and all necessary documents in connection with such Company Registered Intellectual Property have been filed with the relevant Governmental Entity in any applicable jurisdiction for the purposes of maintaining such Company Registered Intellectual Property. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company Registered Intellectual Property is subsisting, is valid and is enforceable and has not been unintentionally abandoned or cancelled.

(c) The Company and its Subsidiaries take commercially reasonable steps to protect and preserve its rights in (i) the Company Owned Intellectual Property (including executing confidentiality and intellectual property assignment agreements (with present grants of assignment but only as and if necessary to affect assignment of Intellectual Property under applicable Law) with current and former executive officers, founders, employees and contractors that have a role in the development or creation of material Company Owned Intellectual Property), and (ii) any material Trade Secrets in its possession, except, in each case, of (i) and (ii) to the extent that the failure of any of the foregoing to be true and correct would not be material to the Company and its Subsidiaries, taken as a whole. No prior or current executive officers, founder, contractor or employee has asserted in writing in the past six (6) years or otherwise has any right, title or interest in any Company Owned Intellectual Property, except to the extent that the failure of any of the foregoing to be true and correct would not be material to the Company and its Subsidiaries, taken as a whole.

(d) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries (i) has licensed any of the Company Owned Intellectual Property to any third party on an exclusive basis, nor (ii) has the Company or any of its Subsidiaries entered into any contract otherwise materially limiting its ability to commercially exploit such Company Owned Intellectual Property, in each case of (i) and (ii), in the conduct of the business of the Company and its Subsidiaries in the ordinary course consistent with past practice (excluding (x) any such contract where Company Intellectual Property is licensed on a non-exclusive basis in the ordinary course of business (including when a Company Product or Service is distributed or bundled with third party in-licensed Intellectual Property), (y) any outbound distributor, reseller, sales representative, marketing and similar agreements pursuant to which exclusivity is granted with respect to particular geographic territories in the ordinary course of business of the Company or its Subsidiaries, and (z) any contract containing such licenses or limitations on the exploitation of Company Owned Intellectual Property which licenses or limitations not material to the Company and its Subsidiaries, taken as a whole).

(e) Neither the Company nor any of its Subsidiaries is party to any agreement that obligates or otherwise would result in the licensing or sublicensing of (or an obligation to license or sublicense) any issued Patent owned by Parent or any of its Subsidiaries to a third party as a result of the Merger.

(f) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the computer hardware, Software, web sites, mobile applications, servers, workstations, routers, hubs, switches, circuits, networks, communications networks, and other information technology systems owned, leased or used by the Company and its Subsidiaries in the conduct of their businesses and to provide the Company Products or Services (collectively, the “Business Systems”) (i) operate and perform in all material respects in accordance with their documentation and functional specifications, (ii) have not malfunctioned or failed in a manner that resulted in significant or chronic disruptions material to the operation of the business of the Company or its Subsidiaries during the three (3) year period preceding the date of this Agreement, and (iii) are sufficient in all material respects for the conduct of the business of the Company and its Subsidiaries as conducted on the date of this Agreement. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries maintain industry standard security, data backup, disaster recovery and business continuity plans, procedures and facilities designed to ensure the continued operation of material Business Systems in the event of a disaster or business interruption, and acts in compliance therewith. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable and appropriate measures, consistent with current industry standards, to protect the confidentiality, integrity and security of the Business Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. Except as would not have a Company Material Adverse Effect, there have been no (i) material unauthorized intrusions or breaches of the security of such Business Systems in the past twenty-four (24) months, nor (ii) failure or other substandard performance of the Business Systems that has caused a material disruption to the business of the Company or its Subsidiaries.

(g) Neither the Company nor any of its Subsidiaries has disclosed, licensed, made available or delivered to any escrow agent or any Person other than employees of the Company or its Subsidiaries or other Persons subject to written confidentiality obligations, any of the Source Code for any material Company Proprietary Software. No event has occurred, and no circumstance or condition exists (including, the consummation of the Merger), that (with or without notice or lapse of time) legally entitles a Person to demand delivery, license, or disclosure of any Source Code for any material Company Proprietary Software where such Person is not, as of the date of this Agreement, an employee or service provider of the Company or any of its Subsidiaries who has entered into a binding obligation to keep such Source Code confidential. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has used Open Source Software in any manner that does, or would be reasonably expected to, with respect to any Company Products or Services or Company Proprietary Software, (i) require the disclosure or distribution in Source Code form Company Products or Services or Company Proprietary Software, (ii) require the licensing of Company Products or Services or Company Proprietary Software for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution of Company Products or Services or Company Proprietary Software, or (iv) create, or purport to create, other material obligations for the Company or its Subsidiaries that limit the Company’s ability to sell, exploit, use or distribute Company Products or Services or Company Proprietary Software. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, with respect to any Open Source Software that is or has been used by the Company or its Subsidiaries, the Company and its Subsidiaries have been and is in material compliance with all applicable agreements with respect thereto.

(h) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, no Company Proprietary Software or Business System contains any “back door,” “drop dead device,” “time bomb,” “trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed (collectively, “Malicious Code”). Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, no Company Proprietary Software or Company Product or Service contains material uncorrected bugs, programming errors, or anomalies, hidden or locked content (from the perspective of an ordinary course user of the Company Product or

Service) or other “easter eggs”. The Company and its Subsidiaries implement commercially reasonable measures designed to prevent the introduction of Malicious Code into Company Proprietary Software and Business Systems (if within the Company’s or a Subsidiary’s control).

Section 3.14. Licenses and Permits. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries own or possess all right, title and interest in and to each of their respective licenses, permits, franchises, registrations, authorizations and approvals issued or granted to any of the Company or its Subsidiaries by any Governmental Entity as of the date hereof (the “Company Licenses and Permits”). Each Company License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of the Company, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such Company License and Permit invalid in any respect, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company Licenses and Permits permit the continued lawful conduct of the business of the Company and its Subsidiaries as presently conducted, and none of the operations of the Company or its Subsidiaries is being conducted in a manner that violates any of the terms or conditions under which any Company License and Permit was granted.

Section 3.15. Compliance with Law.

(a) The operations of the business of the Company and its Subsidiaries have been conducted in accordance with all applicable Laws, regulations, orders and other requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations, except for such non-compliance as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole. Except as set forth on Schedule 3.15 of the Company Disclosure Schedule, since December 31, 2018, none of the Company or its Subsidiaries has received written, or to the Knowledge of the Company, other, notice of any violation (or any investigation with respect thereto) of any such law, regulation, order or other legal requirement except for such violation as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, and none of the Company or its Subsidiaries is in default with respect to any order, writ, judgment, award, injunction or decree of any national, federal, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations, except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole. Notwithstanding the foregoing, this Section 3.15(a) does not contain any representation or warranty of the Company related to privacy or data security, or any Data Protection Requirement.

(b) The Company and each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq Global Select Market (“NASDAQ”). Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3) thereof, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company.

(c) The management of the Company has (i) implemented (x) disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities and (y) a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and has identified for the Company’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

Section 3.16. Litigation. Except as set forth on Schedule 3.16 of the Company Disclosure Schedule, there are no claims, actions, suits, proceedings, subpoenas or investigations pending or, to the Knowledge of the Company, threatened, before any Governmental Entity, or before any arbitrator of any nature, brought by or against any of the Company or its Subsidiaries or any of their officers or directors (in their capacities as such) that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. There is no material judgment, decree, injunction, rule or order of any Governmental Entity or before any arbitrator of any nature outstanding, or to the Knowledge of the Company, threatened, against either of the Company or any of its Subsidiaries.

Section 3.17. Contracts.

(a) Schedule 3.17(a) of the Company Disclosure Schedule sets forth a complete and correct list of all Contracts as of the date hereof.

(b) Each Contract is valid, binding and enforceable against the Company or its Subsidiaries and, to the Knowledge of the Company, against the other parties thereto in accordance with its terms, and in full force and effect subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law), except to the extent the failure to be in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Schedule 3.17(b) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has performed all material obligations required to be performed by it to date under, and is not in default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default except, in the case of each of the foregoing, as would not have a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Contract is in default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default except to the extent that such default would not have a Company Material Adverse Effect.

(c) A “Contract” means any written agreement, contract or commitment to which either of the Company or any of its Subsidiaries is a party or by which it or any of its assets are bound constituting:

(i) a contract or agreement with one of the top three (3) platforms for in-app purchases with respect to Company Products or Services (each, a “Platform”) from which revenue derived by the Company and its Subsidiaries (taken together) for the 11 months ended November 30, 2021 was attributable (the “Platform Contracts”);

(ii) (A) a contract or agreement with one of the top 10 vendors that provide the Company or any of its Reporting Subsidiaries with equipment, goods or services (including, for the avoidance of doubt, third-party hosting and cloud computing providers, but excluding advertising-related vendors for user acquisition) (each, a “Non-UA Vendor”) by dollar amount paid to such vendors by the Company and its Reporting Subsidiaries (taken together), for the 11 months ended November 30, 2021 (the “Non-UA Vendor Contracts”); and (B) a contract or agreement with one of the top 10 vendors that provide the Company or any of its Reporting Subsidiaries with advertising-related vendors for user acquisition (each, a “UA Vendor”) by dollar amount paid to such vendors by the Company and its Reporting Subsidiaries (taken together), for the 11 months ended November 30, 2021 (the “UA Vendor Contracts”);

(iii) a mortgage, indenture, security agreement, guaranty, pledge or other agreement or instrument relating to the borrowing of money or extension of credit (other than accounts receivable or accounts payable in the ordinary course of business and consistent with past practice) in an amount in excess of $1,000,000;

(iv) a contract or agreement (excluding Company Leases) creating a capital lease obligation in excess of $1,000,000;

(v) a joint venture, partnership or limited liability company agreement with third parties;

(vi) a non-competition agreement or any other agreement or obligation which purports to limit in any material respect (i) the manner in which, or the localities in which, the business of the Company or its Subsidiaries may be conducted, (ii) the ability of either of the Company or its Subsidiaries to sell, supply, provide or distribute any type of product or service or hire or solicit any person for employment or engagement as an independent contractor or (iii) the ability of the Company or its Subsidiaries to use or enforce any material Company Owned Intellectual Property rights, including, in each case, covenants not to sue or assert, settlement or coexistence agreements;

(vii) an agreement limiting or restricting the ability of either of the Company or its Subsidiaries to make distributions or declare or pay dividends in respect of its capital stock or limited liability company interests, as the case may be;

(viii) an agreement other than Company Leases requiring capital expenditures in excess of $1,000,000;

(ix) an agreement or offer to acquire all or a substantial portion of the capital stock, business, property or assets of any other Person in each case that would be material to the Company;

(x) an agreement whereby (i) the Company or its Subsidiaries received or was entitled to receive payments in excess of $1,000,000 in the 11 months ended November 30, 2021, and the Company or any of its Subsidiaries licenses or grants any rights with respect to any of the Company Owned Intellectual Property to any Person, other than (A) any unmodified standard end user license agreement for Company Products or Services, (B) non-disclosure agreements, or (C) feedback, background, or similar licenses that are not material for the conduct of the business, or (ii) the Company licenses Intellectual Property from any Person and pursuant to which the Company or its Subsidiaries made or were obligated to make payments in excess of $2,500,000 in the 11 months ended November 30, 2021, or the license from such Person is on an exclusive basis, except for (A) any license for off-the-shelf software programs or services that have not been customized in a material way, and are commercially available on, and actually licensed under, standard terms, (B) licenses to Open Source Software, (C) feedback, background or similar licenses that are not material to the business; (D) non-disclosure agreements; or (E) confidentiality and invention assignment agreements with employees;

(xi) a contract or agreement with one of the top 10 purchasers of mobile in-game advertisements placed in Company Products or Services (each, an “Advertising Customer”) by dollar amount paid by such customer to the Company and its Subsidiaries (taken together), for the 11 months ended November 30, 2021 (the “Advertiser Contracts”); or

(xii) (A) the Convertible Senior Notes Indentures and (B) the Capped Call Documentation.

Section 3.18. Employee Plans.

(a) Schedule 3.18(a) of the Company Disclosure Schedule contains a correct and complete list of each material Company Benefit Plan.

(b) The Company has provided or made available to Parent or its counsel with respect to each and every material Company Benefit Plan a true and complete copy, as applicable, of all plan documents, if any, including related trust agreements, funding arrangements, insurance contracts and all amendments thereto, and all written summaries of plans not in writing; and, to the extent applicable, (i) the most recent determination letter, if any, received by the Company or any of its Subsidiaries from the IRS regarding the tax-qualified status of such

Company Benefit Plan; (ii) the most recent financial statements for such Company Benefit Plan, if any; (iii) the most recent actuarial valuation report, if any; (iv) the current summary plan description and any summaries of material modifications; and (v) Form 5500 Annual Returns/Reports, together with all schedules thereto, for the most recent plan year.

(c) No Company Benefit Plan is, and neither the Company nor any of its predecessors or ERISA Affiliates, has sponsored, maintained, participated in, contributed to, or has or had any obligation to, or otherwise participated in or participates in or in any way has any liability (in each case, contingent or otherwise), with respect to any plan (i) subject to Title IV or Section 302 of ERISA or Section 412, 430, or 4971 of the Code; (ii) a “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code, or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and none of the Company, or any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company or any of its Subsidiaries, or that is, or was at the relevant time, a member of the same “controlled group” as the Company or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA (each such entity, being, an “ERISA Affiliate”) has withdrawn at any time within the preceding six years from any multiemployer plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that could reasonably be expected to result in any such liability to the Company or any of its Subsidiaries.

(d) Except as would not result in a material liability to the Company or its Subsidiaries, no event has occurred and no condition exists that would reasonably be expected to subject the Company (or any of its Subsidiaries) to any (i) Tax, penalty, fine (other than Taxes arising in the ordinary course of business from compensation and benefits provided, including pursuant to withholding obligations) or (ii) Lien (other than a Permitted Lien), in each case, on account of employee benefit plans maintained, sponsored, contributed to, or required to be contributed to by, an ERISA Affiliate (other than the Company and its Subsidiaries).

(e) With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received, has an application pending or remains within the remedial amendment period for obtaining, a determination letter from the IRS that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, and nothing has occurred with respect to the operation of any such plan which could reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

(f) Except as set forth on Schedule 3.18(f) of the Company Disclosure Schedule, there are no pending or, to the Knowledge of the Company, threatened material actions, claims or lawsuits against or relating to any Company Benefit Plan or against any fiduciary of any Company Benefit Plan with respect to the operation of such plan (other than routine benefits claims).

(g) Each Company Benefit Plan has been established, maintained, funded and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws, and except as would not result in any material liability to the Company and its Subsidiaries all contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made or have been accrued and reported on the Company’s financial statements.

(h) None of the Company Benefit Plans provide retiree health or retiree life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law or at the expense of the participant or the participant’s beneficiary. There has been no material violation of the “continuation coverage requirement” of “group health plans” as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Company Benefit Plan to which such continuation coverage requirements apply.

(i) Except as set forth on Schedule 3.18(i) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated thereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company and its Subsidiaries or with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; or (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits.

(j) Except as set forth on Schedule 3.18(j) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated thereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, result in any “parachute payment” under Section 280G of the Code.

(k) Except as would not result in a material liability to the Company or its Subsidiaries, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in all material respects in documentary compliance with, and has been administered in compliance in all material respects with, Section 409A of the Code and applicable guidance thereunder and no amount under such Company Benefit Plan is or has been subject to the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code.

(l) Except as set forth on Schedule 3.18(l) of the Company Disclosure Schedule or as would not result in a material liability to the Company or its Subsidiaries, all Company Benefit Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in all material respects in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet in all material respects the requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 3.19. Insurance. The Company has made available to Parent, Merger Sub 1 and Merger Sub 2, true, complete and accurate copies of all material surety bonds, fidelity bonds and all material policies of title, liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance insuring each of the Company and its Subsidiaries and their assets, properties and operations. Except as would not have a Company Material Adverse Effect, all policies of title, liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance and bonds insuring each of the Company and its Subsidiaries and their assets, properties and operations are in full force and effect. Except as would not have a Company Material Adverse Effect, none of the Company or its Subsidiaries is in default under any provisions of any such policy of insurance nor has any of the Company or its Subsidiaries received notice of cancellation of or cancelled any such insurance. To the Knowledge of the Company, for all material outstanding claims made under such policies, the Company and its Subsidiaries have timely complied with any applicable notice provisions.

Section 3.20. Affiliate Transactions. Except as set forth in the Company SEC Reports filed prior to the date hereof or as set forth on Schedule 3.20 of the Company Disclosure Schedule, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company, on the other hand, that would be required to be disclosed in such Company SEC Reports under Item 404 of Regulation S-K under the Securities Act.

Section 3.21. Platforms, Vendors and Advertisers.

(a) Schedule 3.21(a) of the Company Disclosure Schedule sets forth a list of each Platform. No Platform has given the Company or any of its Subsidiaries written notice that it intends to stop or materially alter its business relationship with the Company or any of its Subsidiaries (whether as a result of the consummation of the transactions contemplated by this Agreement or otherwise), or has during the past twelve (12) months threatened in writing to decrease or limit materially, the processing of in-app purchases for the Company Products or Services. To the Knowledge of the Company, (i) no Platform intends to cancel or otherwise substantially modify its relationship with the Company and its Subsidiaries or to decrease or limit materially, its distribution of the Company’s and its Subsidiaries’ products or services, and (ii) no Platform has advised the Company or its Subsidiaries in writing of any material complaint, problem or dispute with the Company or any of its Subsidiaries.

(b) Schedule 3.21(b) of the Company Disclosure Schedule sets forth a list of each Non-UA Vendor. No Non-UA Vendor has given the Company or any of its Reporting Subsidiaries written notice that it intends to stop or materially alter its business relationship with the Company or any of its Reporting Subsidiaries (whether as a result of the consummation of the transactions contemplated by this Agreement or otherwise), or has during the past twelve (12) months threatened in writing to decrease or limit materially, its services, supplies or materials to the Company or its Reporting Subsidiaries. To the Knowledge of the Company, (i) no Non-UA Vendor intends to cancel or otherwise substantially modify its relationship with the Company and its Reporting Subsidiaries or to decrease or limit materially, its services, supplies or materials to the Company and its Reporting Subsidiaries, and (ii) no Non-UA Vendor has advised the Company or its Reporting Subsidiaries in writing of any material complaint, problem or dispute with the Company or any of its Reporting Subsidiaries.

(c) Schedule 3.21(c) of the Company Disclosure Schedule sets forth a list of each UA Vendor. No UA Vendor has given the Company or any of its Reporting Subsidiaries written notice that it intends to stop or materially alter its business relationship with the Company or any of its Reporting Subsidiaries (whether as a result of the consummation of the transactions contemplated by this Agreement or otherwise), or has during the past twelve (12) months threatened in writing to decrease or limit materially, its services, supplies or materials to the Company or its Reporting Subsidiaries. To the Knowledge of the Company, (i) no UA Vendor intends to cancel or otherwise substantially modify its relationship with the Company and its Reporting Subsidiaries or to decrease or limit materially, its services, supplies or materials to the Company and its Reporting Subsidiaries, and (ii) no UA Vendor has advised the Company or its Reporting Subsidiaries in writing of any material complaint, problem or dispute with the Company or any of its Reporting Subsidiaries.

(d) Schedule 3.21(d) of the Company Disclosure Schedule sets forth a list of each Advertising Customer. No Advertising Customer has given the Company or any of its Subsidiaries written notice that it intends to stop or materially alter its business relationship with the Company or any of its Subsidiaries (whether as a result of the consummation of the transactions contemplated by this Agreement or otherwise), or has during the past twelve (12) months threatened in writing to decrease or limit materially, its purchases to the Company or its Subsidiaries. To the Knowledge of the Company, (i) no Advertising Customer intends to cancel or otherwise substantially modify its relationship with the Company and its Subsidiaries or to decrease or limit materially, its services, supplies or materials to the Company and its Subsidiaries, and (ii) no Advertising Customer has advised the Company or its Subsidiaries in writing of any material complaint, problem or dispute with the Company or any of its Subsidiaries.

Section 3.22. Labor Matters.

(a) Except as set forth on Schedule 3.22(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract applicable to its employees or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries nor does the Company have Knowledge of any activities or proceedings of any labor union, works council, labor organization or employee association to organize any such employees.

(b) There are no strikes or lockouts pending with respect to any employees of the Company or any of its Subsidiaries, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, there is no, and since December 31, 2018 have been no, material unfair labor practice, labor dispute (other than routine individual grievances), or material labor arbitration proceeding pending or, to the Knowledge of the Company, threatened, with respect to the employees of the Company or any of its Subsidiaries, and there is no slowdown or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to the employees of the Company or any of its Subsidiaries.

(c) Except as would not be expected to result in material liability to the Company, neither the Company or any of its Subsidiaries is delinquent in payment to any of its current or former employees, officers, directors or other individual service providers for any wages, fees, salaries, commissions, bonuses, or other direct compensation for service performed by them or amounts required to be reimbursed to such employees, officers, directors or other individual service providers or in payments owed upon any termination of such person’s employment or service.

(d) Each of the Company and its Subsidiaries are, and have been, in compliance in all material respects with all applicable Laws relating to employment and employment practices, the classification of employees, wages, overtime, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment. There are no material charges with respect to or relating to either of the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened before the Equal Employment Opportunity Commission or any national, federal, state or local agency, domestic or foreign, responsible for the prevention of unlawful employment practices. Neither the Company nor any of its Subsidiaries has received any written notice from any national, federal, state or local agency, domestic or foreign, responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of either of the Company or its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

(e) Since December 31, 2020, neither the Company nor any of its Subsidiaries has incurred any material liability or obligations with respect to any “mass layoff” or “plant closing” as defined by, and pursuant to, the Worker Adjustment and Retraining Notification Act or any similar U.S. state or local or non-U.S. “plant closing” law (“WARN”) with respect to the current or former employees of the Company or its Subsidiaries.

(f) Each current and former employee, officer and other individual service provider of the Company who has created intellectual property has executed a proprietary information and inventions agreement or similar agreement, and, to the Knowledge of the Company, no current or former employees, officers or other individual service providers are or were, as the case may be, in violation thereof.

(g) To the Knowledge of the Company, since January 1, 2018, except as would not be expected to result in material liability to the Company, (i) no allegations of sexual harassment or sexual misconduct have been made against any director, officer or other managerial employee of the Company, and (ii) the Company has not entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any employee, officer, director or other individual service provider of the Company.

(h) Except as would not be expected to result in material liability for the Company, all independent contractors of the Company and its Subsidiaries (and any other independent contractor who previously rendered services for the Company or its Subsidiaries, at any time) have been, and currently are, properly classified and treated by the Company and its Subsidiaries, as applicable, as independent contractors and not as employees. Except as would not be material, a such independent contractors have in the past been, and continue to be, properly and appropriately treated as non-employees for all international, U.S. federal, state, and local Tax purposes. The Company and its Subsidiaries have fully and accurately reported their independent contractors’ compensation on IRS Forms 1099 (or otherwise in accordance with applicable Law) when required to do so, and the Company and its Subsidiaries do not have, nor have they ever had, any liability to provide benefits with respect to their independent contractors under the Company Benefit Plans or otherwise. At no time within the preceding two years has any independent contractor brought a material claim against the Company or its Subsidiaries challenging his or her status as an independent contractor or made a claim for additional compensation or any benefits under any Company Benefit Plan or otherwise.

Section 3.23. Environmental Matters.

(a) Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and has been, in compliance in all material respects with all applicable Laws, regulations, common law and other requirements of Governmental Entities relating to pollution, to the protection of the environment or to natural resources (“Environmental Laws”).

(b) To the Knowledge of the Company, the Company and its Subsidiaries have not received any notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of the Company or its Subsidiaries which would be reasonably expected to result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws. None of the Company or its Subsidiaries is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal actions, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries under any Environmental Law which would reasonably be expected to result in a Company Material Adverse Effect.

(c) Since December 31, 2017, to the Knowledge of the Company, there has been no release or threatened release of a hazardous substance, hazardous waste, contaminant, pollutant, toxic substance or petroleum and its fractions, the presence of which requires investigation or remediation under any applicable Environmental Law, on, at or beneath any of the Company Property or other properties currently or previously owned or operated by the Company or its Subsidiaries or any surface waters or groundwaters thereon or thereunder which requires any disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by the Company which would reasonably be likely to be material to the Company or its Subsidiaries, or which would be otherwise be expected to give rise to any other material liability or damages to the Company or its Subsidiaries under any Environmental Laws.

Section 3.24. No Brokers. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from the Company or its Subsidiaries in connection with this Agreement or the transactions contemplated hereby, other than Goldman Sachs & Co. LLC (“Goldman Sachs”). The Company has made available to Parent a complete and correct copy of the engagement letter, as of the date hereof, between the Company and Goldman Sachs prior to the date hereof.

Section 3.25. State Takeover Statutes. Assuming the accuracy of the representations set forth in Section 4.18, no restrictions set forth in any “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company Organizational Documents is, or at the Effective Time will be, applicable to the Company, the Company Common Stock, the Combination or the other transactions contemplated by this Agreement.

Section 3.26. Opinion of Financial Advisor. The Company Board of Directors has received the oral opinion of Goldman Sachs (to be confirmed by delivery of a written opinion dated as of the date hereof), to the effect that, as of such date, and based upon and subject to the limitations, qualifications and assumptions set forth in the written opinion of Goldman Sachs, the Merger Consideration to be received by the holders of the Company Common Stock (other than Parent and its Affiliates) pursuant to this Agreement is fair from a financial point of view to such holders.

Section 3.27. Board Approval; Joint Proxy Statement/Prospectus.

(a) The Company Board of Directors, at a meeting duly called and held, by unanimous vote (i) declared this Agreement and the transactions contemplated hereby, including the Merger and the Subsequent Merger, advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger and the Subsequent Merger, and (iii) resolved, subject to Section 7.4, to recommend that the holders of the shares of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger and the Subsequent Merger (the “Company Recommendation”). The Company hereby agrees to the inclusion in the joint proxy statement/prospectus relating to the matters to be submitted to the holders of Company Common Stock at the Company stockholders meeting to approve and adopt this Agreement and the Merger (the “Company Stockholders Meeting”) and to the holders of the shares of Parent Common Stock at the Parent stockholders meeting (the “Parent Stockholders Meeting”) to approve the issuance of shares of Parent Common Stock in the Merger for purposes of the rules of the NASDAQ (the “Parent Share Issuance”) and to approve and adopt the Parent Charter Amendment (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), of the recommendation of Company Board of Directors described in this Section 3.27 (subject, in all cases, to the right of the Company Board of Directors to withdraw, amend or modify such recommendation in accordance with Section 7.4).

(b) The information supplied or to be supplied by the Company specifically for inclusion in the Registration Statement shall not, at the time that the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent specifically for inclusion in the Registration Statement. The Joint Proxy Statement/Prospectus will not, at the date the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company or Parent and at the time of the Company Stockholders Meeting or Parent Stockholders Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent specifically for inclusion in the Joint Proxy Statement/Prospectus.

Section 3.28. Vote Required. Assuming the accuracy of the representations set forth in Section 4.18, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Required Company Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

Section 3.29. No Improper Payments to Foreign Officials; Trade Laws.

(a) Since December 31, 2017, (i) the Company and its Subsidiaries, directors, officers and employees have complied in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1 et seq.) and any other material applicable foreign or domestic anticorruption or antibribery Laws (collectively, the “Bribery Laws”), and (ii) neither the Company, any Subsidiary of the Company nor, to the Knowledge of the Company, any of the Company’s directors, officers, employees, agents or other representatives acting on the Company’s behalf have, directly or indirectly, in each case, in violation in any material respects of the Bribery Laws (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) unlawfully offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (E) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(b) The United States government has not notified the Company or any of its Subsidiaries of any actual or alleged violation or breach of the Bribery Laws. Other than the United States government, no Person has notified the Company or any of its Subsidiaries in writing of any actual or, to the Knowledge of the Company, alleged violation or breach of the Bribery Laws. To the Knowledge of the Company, none of the Company or any of its Subsidiaries is under investigation by any government for alleged violation(s) of the Bribery Laws.

Section 3.30. Privacy and Data Security.

(a) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries comply with, and have at all times complied with, all Data Protection Requirements, including, to the extent required under Data Protection Requirements: (i) providing accurate and timely notice, via Privacy Policies and other relevant documentation, regarding the collection, use, sharing, and security of Personal Information collected by or on behalf of the Company and/or its Subsidiaries, and (ii) obtaining all necessary and appropriate consents from individuals for the collection, use, and sharing of Personal Information by or on behalf of the Company and/or its Subsidiaries, including with respect to any use of Personal Information in the context of delivering targeted marketing or advertising, or marketing communications via e-mail, text, or telephone.

(b) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries has each taken commercially reasonable and appropriate steps to implement and document an information security program, compliant with applicable Data Protection Requirements, comprised of technical, commercial, and administrative controls designed to protect (i) the operation, confidentiality, integrity, availability, and security of the Company’s and/or its Subsidiaries’ Business Systems that are used in the collection and/or processing of Personal Information and (ii) Personal Information in its possession and/or control, including, as appropriate, implementing and installing up-to-date patches, updates, and anti-virus and anti-malware tools in all its Business Systems that store or process Personal Information.

(c) Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any subpoenas, demands, or other notices from any Governmental Entity investigating, inquiring into, or otherwise relating to any actual or potential violation of any Data Protection Requirement and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation by any Governmental Entity for any actual or potential violation of any Data Protection Requirement.

(d) Except as would not have a Company Material Adverse Effect, no written notice, complaint, claim, enforcement action, or litigation by or before any Governmental Entity of any kind has been served on, or initiated against, the Company or any Subsidiary alleging a violation of any Data Protection Requirement by the Company or any Subsidiary.

(e) Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has experienced any failures, crashes, security breaches, unauthorized access, use, or disclosure, or other adverse events or incidents, in each case, related to Personal Information that would require notification of individuals, law enforcement or any Governmental Entity, or any other implicated party, or otherwise require any remedial action, in each case, under any applicable Data Protection Requirement.

(f) Except as would not have a Company Material Adverse Effect, the execution, delivery, and performance of this Agreement will not cause, constitute, or result in a breach or violation by the Company or any of its Subsidiaries of any Data Protection Requirement.

Section 3.31. CARES Act. None of the Company or any of its Subsidiaries has applied for or accepted any loan or funds from laws enacted by a Governmental Entity in any state, local or foreign jurisdiction in response to COVID-19.

Section 3.32. Stock Ownership. Neither the Company nor any Affiliate thereof, is, or has been within three years prior to the date hereof, an “interested stockholder” of Parent as defined in and for purposes of Section 203 of the DGCL.

Section 3.33. No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article III or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company with respect to the Company and its Subsidiaries and the Company disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub 1, Merger Sub 2 or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements). The Company acknowledges and agrees that except for the representations and warranties expressly set forth in Article IV or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub 1, Merger Sub 2 nor any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub 1 or Merger Sub 2 with respect to Parent and its Subsidiaries. The Company acknowledges and agrees, on behalf of itself and its Subsidiaries, that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered pursuant to this Agreement, it has not relied on or otherwise been induced by: (i) any express or implied representation or warranty relating to Parent, Merger Sub 1, Merger Sub 2 or any of their businesses or operations in connection with this Agreement or the Combination; (ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or its Subsidiaries or any of their respective Affiliates or Representatives; or (iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB 1 AND MERGER SUB 2

Except as otherwise expressly disclosed in the Parent SEC Reports filed prior to the date hereof (other than (i) any information that is contained solely in the “Risk Factors” section of such Parent SEC Reports and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, in each case, contained in such Parent SEC Reports) or as set forth in the corresponding sections or subsections of the Parent Disclosure Schedule (or as set forth in any section or subsection of the Parent Disclosure Schedule to the extent the applicability thereof is reasonably apparent from the face of the matter disclosed), Parent, Merger Sub 1 and Merger Sub 2 hereby represent and warrant to the Company as follows:

Section 4.1. Organization. Each of Parent, Merger Sub 1, Merger Sub 2 and Parent’s other Subsidiaries is duly organized or formed, validly existing and in good standing or similar concept under the laws of the jurisdiction of its organization or formation, and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its businesses as now conducted except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, have a Parent Material Adverse Effect. Copies of the Parent Organizational Documents and the organizational documents of Merger Sub 1, Merger Sub 2 and each significant Subsidiary (as defined in Regulation S-X promulgated by the SEC) of Parent, with all amendments thereto to the date hereof, have been made available to the Company or its Representatives, and such copies are accurate and complete as of the date hereof. Merger Sub 1 and Merger Sub 2 were formed solely for the purpose of effecting the Combination and have not engaged in any business activities or conducted any operations other than in connection with the Combination and have no, and at all times prior to the Effective Time and Subsequent Effective Time, as applicable, except as contemplated by this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to their formation.

Section 4.2. Qualification to Do Business. Each of Parent, Merger Sub 1, Merger Sub 2 and Parent’s other Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing or similar concept in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.3. No Conflict or Violation. Except as set forth on Schedule 4.3 of the Parent Disclosure Schedule, the execution, delivery and, subject to the receipt of the Required Parent Vote and the accuracy of the representations in Section 3.32, performance by Parent, Merger Sub 1 and Merger Sub 2 of this Agreement do not and will not (i)(A) violate or conflict with any provision of any Parent Organizational Document or any of the organizational documents of Merger Sub 1, Merger Sub 2, or (B) any of Parent’s other Subsidiaries, (ii) subject to the receipt of any consents set forth in Section 4.4, violate any provision of Law, or any Order, (iii) result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of any of Parent, Merger Sub 1 or Merger Sub 2 or any of Parent’s other Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Parent Licenses and Permits or (iv) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under or result in or give to others any rights of cancellation, modification, amendment, or acceleration under, any contract, agreement, lease or instrument to which Parent, Merger Sub 1 or Merger Sub 2 or any of Parent’s other Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject, except in each case with respect to clauses (i)(B), (ii), (iii) and (iv), for any such violations, breaches or defaults that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.4. Consents and Approvals. No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is necessary or required in connection with the execution and delivery of this Agreement by Parent or the performance by Parent or its Subsidiaries of their obligations hereunder, except for: (i) the filing of the Certificate of Merger with the Secretary of State in accordance with the DGCL; (ii) the filing of the Subsequent Certificate of Merger with the Secretary of State in accordance with the DGCL; (iii) the filing of a Notification and Report Form under the HSR Act; (iv) applicable requirements of the Securities Act and of the Exchange Act; (v) the consents, waivers, authorizations or approvals of any Governmental Entity set forth on Schedule 4.4 of the Parent Disclosure Schedule; and (vi) such other consents, waivers, authorizations, approvals, declarations, notices, filings or registrations as will be obtained or made prior to the Closing or, if not obtained or made, would not have a Parent Material Adverse Effect.

Section 4.5. Authorization and Validity of Agreement. Parent, Merger Sub 1 and Merger Sub 2 have all requisite corporate power and authority to execute, deliver and, subject to receipt of the Required Parent Vote and assuming the accuracy of the representations set forth in Section 3.32, perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby and thereby. Assuming the accuracy of the representations set forth in Section 3.32, the execution and delivery of this Agreement by Parent, Merger Sub 1 and Merger Sub 2 and the performance by Parent, Merger Sub 1 and Merger Sub 2 of their respective obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of each of Parent, Merger Sub 1 and Merger Sub 2, and assuming the accuracy of the Company’s representations in Section 3.32, no other corporate proceedings on the part of either Parent, Merger Sub 1 or Merger Sub 2 are necessary to authorize this Agreement and the transactions contemplated hereby and thereby, other than the Required Parent Vote. This Agreement has been duly and validly executed and delivered by Parent, Merger Sub 1 and Merger Sub 2 and, assuming due execution and delivery by the Company, shall constitute a legal, valid and binding obligation of each of Parent, Merger Sub 1 and Merger Sub 2, enforceable against each of Parent, Merger Sub 1 and Merger Sub 2 in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

Section 4.6. Capitalization and Related Matters.

(a) The authorized capital stock of Parent consists of 200,000,000 authorized shares of Parent Common Stock and 5,000,000 authorized shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”).

As of 5:00 p.m. (Eastern time) on January 6, 2022 (the “Parent Capitalization Time”), 115,415,732 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding. As of the Parent Capitalization Time there were an aggregate of 4,388,281 shares of Parent Common Stock underlying issued and outstanding equity or equity-based awards (assuming maximum level of performance with respect to Parent restricted stock units).

(b) The issued and outstanding shares of Parent Common Stock as of the Parent Capitalization Time (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable U.S. federal and state securities laws in all material respects. As of the Parent Capitalization Time, except as set forth above in Section 4.6(a), no shares of capital stock of Parent are outstanding and Parent does not have outstanding any securities convertible into or exchangeable for any shares of capital stock of Parent, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls or commitments requiring the issuance of, any capital stock of Parent, or any stock or securities convertible into or exchangeable for any capital stock of Parent; and Parent is not subject to any obligation to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock of Parent. As of the Parent Capitalization Time, Parent does not have outstanding any bonds, debentures, notes or other debt obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. Except as set forth above in Section 4.6(a), there are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by Parent or any of its Subsidiaries), that are convertible into or exercisable for a share of Parent Common Stock on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of Parent Common Stock.

(c) Parent has no rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Parent Organizational Documents that is, or at the Effective Time shall be, applicable to Parent, the Parent Common Stock, the Combination or the other transactions contemplated by this Agreement.

Section 4.7. Subsidiaries and Equity Investments. As of the date hereof, except as set forth on Schedule 4.7 of the Parent Disclosure Schedule, Parent, Merger Sub 1, Merger Sub 2 and Parent’s other Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any material capital stock or any other material securities, interests or investments in any other Person other than investments that constitute cash or cash equivalents, other than equity securities of publicly-traded Persons acquired for cash management or passive investment purposes in the ordinary course of business. All of the outstanding shares of capital stock, or limited liability company interests or other ownership interests of, each Subsidiary of Parent, as applicable, are validly issued, fully paid and nonassessable and are owned of record and beneficially by the Parent, directly or indirectly. Parent or one of Parent’s Subsidiaries has, as of the date hereof and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or limited liability company interests or other ownership interests in, each Subsidiary of Parent, free and clear of any Liens other than Permitted Liens and any restrictions on transfer set forth in the organizational documents of such Subsidiary or pursuant to applicable securities laws. No Subsidiary of Parent owns any shares of capital stock of Parent. There are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by Parent or any of its Subsidiaries) that are convertible into or exercisable for any capital stock of, or limited liability company interests or other ownership interests in, any Subsidiary of Parent, on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of any capital stock of, or limited liability company interests or other ownership interests in, any Subsidiary of Parent. Neither Parent or any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or limited liability company interests or other ownership interests in, any Subsidiary of Parent.

Section 4.8. Parent SEC Reports.

(a) Parent and its Subsidiaries have filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by Parent or any of its Subsidiaries pursuant to the Exchange Act with the SEC since December 31, 2018 (as such documents have since the time of their filing been amended or supplemented, the “Parent SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, the Parent SEC Reports (i) complied as to form in all material respects with the requirements of the Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of Parent, there are no material unresolved comments received from the SEC staff with respect to the Parent SEC Reports on or prior to the date hereof. To the Knowledge of Parent, none of the Parent SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation.

(b) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Parent SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes).

(c) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in the Parent SEC Reports.

Section 4.9. Absence of Certain Changes or Events. (a) Since March 31, 2021 through the date hereof, there has not been any Parent Material Adverse Effect and (b) since March 31, 2021 through the date hereof except as set forth on Schedule 4.9 of the Parent Disclosure Schedules, neither Parent nor its Subsidiaries have taken or omitted to take any action that, if taken following the date hereof and prior to the Closing Date, would require the consent of the Company pursuant to Section 6.1(a) other than Section 6.1(a)(i) or Section 6.1(a)(ii).

Section 4.10. Tax Matters.

(a) Except as set forth on Schedule 4.10 of the Parent Disclosure Schedule or as would not, individually or in the aggregate, have a Parent Material Adverse Effect:

(i) (A) Parent, Merger Sub 1 and Merger Sub 2 have filed when due all Tax Returns required by applicable Law to be filed with respect to Parent, Merger Sub 1 and Merger Sub 2; (B) all such Tax Returns were true, correct and complete in all respects as of the time of such filing; (C) all Taxes owed Parent, Merger Sub 1 and Merger Sub 2 (whether or not shown to be due and payable on any Tax Return), if required to have been paid, have been paid (except for Taxes which are being contested in good faith); and (D) as of the date of the latest financial statements of Parent, any liability of Parent or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith, has been provided for on the financial statements of Parent in accordance with GAAP;

(ii) there is no action, suit, proceeding, investigation or audit now pending with respect to the Parent, Merger Sub 1 or Merger Sub 2 in respect of any Tax, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(iii) no claim has been made in writing by any taxing authority in a jurisdiction where Parent, Merger Sub 1 or Merger Sub 2 has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction;

(iv) (A) there is no outstanding request for any extension of time for Parent, Merger Sub 1 or Merger Sub 2 to pay any Taxes or file any Tax Returns, other than any such request made in the ordinary course of business; (B) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of Parent, Merger Sub 1 or Merger Sub 2 that is currently in force; and (C) neither Parent, Merger Sub 1 or Merger Sub 2 is a party to or bound by any agreement (other than any customary commercial contract not primarily related to Taxes) providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters;

(v) Parent, Merger Sub 1 and Merger Sub 2 have withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any shareholder, employee, creditor, independent contractor or other third party;

(vi) within the last two years, neither Parent, Merger Sub 1 nor Merger Sub 2 has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code;

(vii) there is no Lien, other than a Permitted Lien, on any of the assets or properties of Parent, Merger Sub 1 or Merger Sub 2;

(viii) Parent, Merger Sub 1 and Merger Sub 2 have never been a member of an affiliated group filing a consolidated, joint, unitary or combined Tax Return (other than the “affiliated group” as defined in Code section 1504(a) the common parent of which is the Parent). Neither Parent, Merger Sub 1 nor Merger Sub 2 has any liability for the Taxes of any Person (other than any of the Parent and its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. law), as a transferee or successor, by contract (other than any customary commercial contract not primarily related to Taxes), or otherwise by operation of law;

(ix) Parent, Merger Sub 1 and Merger Sub 2 have neither participated in nor have any liability or obligation with respect to any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4;

(x) Merger Sub 1 and Merger Sub 2 are each treated as an association taxable as a corporation for U.S. federal income tax purposes and will be so treated through the Closing Date; and

(xi) neither Parent, Merger Sub 1 nor Merger Sub 2 has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Combination from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.11. Absence of Undisclosed Liabilities.

(a) Except as set forth on Schedule 4.11(a) of the Parent Disclosure Schedule, there are no liabilities or obligations of Parent or any Subsidiary thereof required to be reflected or reserved against on a balance sheet (or the notes thereto) prepared in accordance with GAAP other than (A) liabilities or obligations disclosed, reflected or reserved against and provided for in the consolidated balance sheet of Parent as of March 31, 2021 included in the Parent SEC Reports filed prior to the date hereof or referred to in the notes thereto, (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since March 31, 2021, (C) liabilities or obligations that would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole and (D) liabilities or obligations incurred pursuant to this Agreement or in connection with the transactions contemplated hereby.

(b) To the Knowledge of Parent, since January 1, 2018, except as would not be expected to result in material liability to Parent, (i) no allegations of sexual harassment or sexual misconduct have been made against any director, officer or other managerial employee of Parent, and (ii) Parent has not entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any employee, officer, director or other individual service provider of Parent.

Section 4.12. Compliance with Law.

(a) The operations of the business of Parent and its Subsidiaries have been conducted in accordance with all applicable Laws, regulations, orders and other requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations except for such non-compliance as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole. Except as set forth on Schedule 4.12 of the Parent Disclosure Schedule, since December 31, 2018, none of Parent or its Subsidiaries has received written, or to the Knowledge of Parent, other notice of any violation (or any investigation with respect thereto) of any such law, regulation, order or other legal requirement except for such violation as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, and none of Parent or its Subsidiaries is in default with respect to any order, writ, judgment, award, injunction or decree of any national, federal, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations except as would not individually or in the aggregate have a Parent Material Adverse Effect.

(b) Parent and each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ. Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3) thereof, since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Parent.

(c) The management of Parent has (i) implemented (x) disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities and (y) a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of the Parent Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and has identified for Parent’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

Section 4.13. Litigation. Except as set forth on Schedule 4.13 of the Parent Disclosure Schedule, there are no claims, actions, suits, proceedings, subpoenas or, investigations pending or, to the Knowledge of Parent, threatened, before any Governmental Entity, or before any arbitrator of any nature, brought by or against any of Parent or its Subsidiaries or any of their officers or directors (in their capacities as such) that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. There is no material judgment, decree, injunction, rule or order of any Governmental Entity or before any arbitrator of any nature outstanding, or to the Knowledge of Parent, threatened, against either of Parent or its Subsidiaries.

Section 4.14. No Brokers. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from Parent or its Subsidiaries in connection with this Agreement or the transactions contemplated hereby other than J.P. Morgan Securities LLC (“J.P. Morgan”) and LionTree Advisors LLC (“LionTree”). Parent has made available to the Company a complete and correct copy of the engagement letter, as of the date hereof, between Parent and each of J.P. Morgan and LionTree prior to the date hereof.

Section 4.15. State Takeover Statutes. Assuming the accuracy of the representations set forth in Section 3.32, no restrictions set forth in any “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in Parent Organizational Documents is, or at the Effective Time will be, applicable to Parent, Parent Common Stock, the Combination or the other transactions contemplated by this Agreement.

Section 4.16. Board Approval; Joint Proxy Statement/Prospectus.

(a) The Parent Board of Directors, at a meeting duly called and held, by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Parent Share Issuance and Parent Charter Amendment, are advisable and fair to, and in the best interests of, Parent and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Combination, and approved, adopted and declared advisable the Parent Charter Amendment and (iii) resolved, subject to Section 7.5, to recommend that the holders of the shares of Parent Common Stock approve the Parent Share Issuance and adopt the Parent Charter Amendment and directed that such matters be submitted for consideration by Parent stockholders at the Parent Stockholders Meeting (the “Parent Recommendation”). Parent hereby agrees to the inclusion in the Joint Proxy Statement/Prospectus of the Parent Recommendation (subject, in all cases, to the right of the Parent Board of Directors to withdraw, amend or modify such recommendation in accordance with Section 7.5 ).

(b) The information supplied or to be supplied by Parent specifically for inclusion in the Registration Statement shall not, at the time that the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by or on behalf of the Company specifically for inclusion in the Registration Statement. The Joint Proxy Statement/Prospectus will not, at the date the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company or Parent and at the time of the Company Stockholders Meeting or Parent Stockholders Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by Parent with respect to statements made therein based on information supplied by or on behalf of the Company specifically for inclusion in the Joint Proxy Statement/Prospectus.

Section 4.17. Vote Required. Assuming the accuracy of the representations set forth in Section 3.32, the (i) affirmative vote to approve the Parent Share Issuance by (x) the holders of Parent Common Stock representing a majority of the votes cast by such holders at a meeting of stockholders of Parent called for such purpose and entitled to vote thereon and (y) the holders of Parent Common Stock representing a majority of the Parent Common Stock having voting power present in person or represented by proxy at a meeting of stockholders of Parent called for such purpose (in each case provided that the holders of a majority of the Parent Common Stock issued and outstanding and entitled to vote thereat are present in person or represented by proxy at such meeting) and (ii) the affirmative vote to approve and adopt the Parent Charter Amendment by the holders of Parent Common Stock representing at least a majority of the outstanding shares of Parent Common Stock entitled to vote thereon (together, the “Required Parent Vote”), are the only votes or consents of the holders of any class or series of Parent’s capital stock necessary in connection with the transactions contemplated by this Agreement and the transactions contemplated hereby and thereby, including the Merger.

Section 4.18. Stock Ownership. Neither Parent, Merger Sub 1 nor Merger Sub 2, nor any Affiliate thereof, is, or has been within three years prior to the date hereof, an “interested stockholder” of the Company as defined in and for purposes of Section 203 of the DGCL.

Section 4.19. Financing.

(a) As of the date of this Agreement, Parent has delivered to the Company a true, complete and correct copy of a fully executed debt commitment letter, dated as of the date of this Agreement (together with all exhibits, schedules, annexes, amendments, modifications, term sheets, and joinders thereto, as the same may be amended, restated, amended and restated, supplemented, extended, replaced, or otherwise modified from time to time in a manner not in violation of Section 7.13(b), the “Commitment Letter”) and the fully executed fee letter (together with all exhibits, schedules, annexes, amendments, modifications, term sheets, and joinders thereto, as the same may be amended, restated, amended and restated, supplemented, extended, replaced or otherwise modified from time to time in a manner not in violation of Section 7.13(b), the “Fee Letter”) relating thereto (except that, at the election of Parent, the fee amounts, “flex terms”, pricing (including yield or interest rate) caps, original issue discount amounts, and other economic or similar terms in the Fee Letter may be redacted so long as no provision that would reasonably be expected to adversely affect the aggregate principal amount, conditionality, availability, termination, or enforceability of the Financing may be redacted) (such Commitment Letter and Fee Letter are referred to collectively herein as the “Financing Commitment”), among Parent and the Financing Sources, pursuant to which the Financing Sources have agreed, subject to the terms and conditions of the Financing Commitment, to provide or cause to be provided, on a several and not joint basis, the aggregate amount of debt financing described therein.

(b) The Financing Commitment is, as of the date hereof, in full force and effect. The Financing Commitment is the legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, the other parties thereto, as the case may be, in each case, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance moratorium, equitable principles or other similar laws, now or hereafter in effect, affecting creditors’ rights and remedies generally. The Financing Commitment has not or will not be amended, modified, supplemented, extended or replaced, except as permitted under Section 7.13(b). As of the date hereof, (i) neither Parent nor, to the knowledge of Parent, any other counterparty to the Financing Commitment is in breach of any of its covenants or other obligations set forth in, or is in default under, the Financing Commitment, in each case, to the extent any such breach would reasonably be expected to have an adverse effect on the amount, conditionality, or availability of the Financing, and (ii) assuming the accuracy of the representations and warranties in Article III (to the extent that a breach of such representation or warranty would adversely affect the satisfaction by Parent of the conditions set forth in the Financing Commitment), no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute or result in a breach or default on the part of Parent (or, to the knowledge of Parent, any of the Financing Sources) under the Financing Commitment, (B) constitute or result in a failure to satisfy a condition set forth in the Financing Commitment, or (C) otherwise result in any portion of the Financing not being available on the Closing Date (except as would be financed by Parent with cash or equity). As of the date hereof, Parent has not received any written notice or other written communication from any party to the Financing Commitment with respect to (i) any actual or potential material breach or default on the part of Parent or any other party to the Financing Commitment or (ii) any intention of such party to terminate the Financing Commitment or to not provide all or any portion of the Financing, in each case, to the extent any such written notice or other written communication would reasonably be expected to have an adverse effect on the amount, conditionality or availability of the Financing. Assuming the satisfaction of the conditions set forth in Section 8.1 and Section 8.3 hereof and the accuracy of the representations and warranties in Article III (to the extent that a breach of such representation or warranty would adversely affect the satisfaction by Parent of a condition precedent set forth in the Financing Commitment), as of the date hereof, Parent, Merger Sub 1, and Merger Sub 2: (i) have no reason to believe (both before and after giving effect to any “flex” provisions contained in the Financing Commitment) that they will be unable to satisfy on a timely basis each term and condition relating to the closing or funding of the Financing and (ii) know of no fact, occurrence, circumstance or condition that would reasonably be expected to (A) cause the Financing Commitment to be terminated, withdrawn, modified, repudiated or rescinded or to be or become unenforceable or (B) otherwise cause any portion of funding contemplated by the Financing Commitment to not be available to Parent on the Closing Date. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing other than as expressly set forth in the Financing Commitment. There are no side letters or other agreements, contracts or arrangements, whether written or oral, that would affect the availability or conditionality of the Financing on the Closing Date, in each case, to which the Parent, Merger Sub 1 or Merger Sub 2 are a party, other than as expressly set forth in or expressly contemplated by the Financing Commitment. All accrued commitment fees or other fees or deposits required to be paid under the Financing Commitment on or prior to the date of this Agreement have been paid in full.

(c) The aggregate proceeds committed pursuant to the Financing Commitment, together with any cash currently available to Parent, are sufficient (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of “flex” (including original issue discount “flex”) contemplated by the Financing Commitment) to enable Parent to (i) pay all of the Cash Consideration together with the aggregate amount cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.5 and (ii) pay all related fees and expenses associated with the transactions contemplated by this Agreement.

Section 4.20. Opinion of Financial Advisor. Each of J.P. Morgan Securities LLC and LionTree Advisors LLC rendered to the Parent Board of Directors its respective oral opinion (to be subsequently confirmed by delivery of a written opinion) to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid by Parent is fair from a financial point of view to Parent.

Section 4.21. No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV or in any certificate delivered pursuant to this Agreement, none of Parent Merger Sub 1, or Merger Sub 2 nor any other Person makes any other express or implied representation or warranty on behalf of Parent Merger Sub 1, or Merger Sub 2 with respect to Parent and its Subsidiaries and each of Parent Merger Sub 1, and Merger Sub 2 disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements). Each of Parent, Merger Sub 1 and Merger Sub 2 acknowledges and agrees that except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company with respect to the Company and its Subsidiaries. Each of Parent, Merger Sub 1 and Merger Sub 2 acknowledges and agrees, on behalf of itself and its respective Subsidiaries, that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant to this Agreement, it has not relied on or otherwise been induced by: (i) any express or implied representation or warranty relating to the Company, its Subsidiaries or any of the Company’s businesses or operations in connection with this Agreement or the Combination; (ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub 1, Merger Sub 2, or any of their respective Affiliates, Subsidiaries or Representatives; or (iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1. Conduct of Business Before the Closing Date.

(a) The Company covenants and agrees that, during the period from the execution of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except (w) as set forth in Section 5.1 of the Company Disclosure Schedule, (x) as required by Law, (y) for any actions taken reasonably and in good faith to respond to any COVID-19 Measures, or (z) otherwise specifically contemplated by the terms of this Agreement, provided, that, with respect to actions taken or omitted to be taken in reliance on clause (y), to the extent permitted under applicable Law and practicable under the circumstances, the Company shall provide prior notice to and consult in good faith with Parent prior to taking such action), unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall: (A) use reasonable best efforts to conduct the business of the Company and its Subsidiaries, in all material respects, in the ordinary course of business and in a manner consistent with past practice (B) use reasonable best efforts to conduct the business of the Company and its Subsidiaries, in all material respects, in compliance with applicable Laws, including without limitation the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as well as the timely filing of all reports, forms and other documents, and payment of all applicable regulatory fees and assessments, under applicable state and federal law; (C) use reasonable best efforts to maintain, in all material respects, the assets, properties, rights and operations of the Company and its Subsidiaries in accordance with present practice in a condition suitable for their current use; and (D) use reasonable best efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the present officers of the Company and its Subsidiaries and to preserve, in all material respects, the present relationships of the Company and its Subsidiaries with persons with which the Company or any of its Subsidiaries has significant business relations, it being agreed that with respect to the matters specifically addressed by any provision of clauses (i) through (xv) of this Section 5.1(a) below, such specific provisions shall govern over the more general provisions of the foregoing clauses (A) through (D) of this Section 5.1(a). Neither the Company nor any of its Subsidiaries shall (except (w) as specifically contemplated by the terms of this Agreement, (x) as set forth on Schedule 5.1(a) of the Company Disclosure Schedule, (y) as required by Law, or (z) for any actions taken reasonably and in good faith to respond to any COVID-19 Measures, provided, that, with respect to actions taken or omitted to be taken in reliance on clause (z), to the extent permitted under applicable Law and practicable under the circumstances, the Company shall provide prior notice to and consult in good faith with Parent prior to taking such action), between the execution of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly, do any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(i) enter into any material transaction other than in the ordinary course of business;

(ii) make any change in any of the Company’s organizational documents; issue any additional shares of capital stock (other than upon the exercise of Company Options or pursuant to the terms of Company RSU Awards, Company PSU Awards or the Convertible Senior Notes, in each case, outstanding on the date hereof or issued in accordance with this Section 5.1(a)), limited liability company interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, limited liability company interests or partnership interests or other equity securities; or effect a reclassification, recapitalization, stock split, combination, exchange or readjustment of the outstanding shares of Company Common Stock, whether by stock dividend or otherwise;

(iii) make any sale, assignment, transfer, abandonment, or other conveyance of any material tangible asset or Company Property, other than in the ordinary course of business or pursuant to the Existing Credit Agreement;

(iv) subject any of its material assets, properties or rights, to any Lien, other than (A) Permitted Liens, or (B) Liens pursuant to the Existing Credit Agreement;

(v) (A) redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock (including restricted stock), limited liability company interests or partnership interests or other ownership interests of the Company, other than with respect to (w) the Convertible Senior Notes or Capped Call Options, in each case, pursuant to and in accordance with their respective terms, (x) pursuant to the Company’s right to repurchase or reacquire shares of Company Common Stock held by employees or other service providers of the Company or its Subsidiaries in connection with termination of such Person’s employment or engagement by the Company or its Subsidiaries, (y) the relinquishment of shares by employees or other service providers of the Company or its Subsidiaries in payment of withholding tax upon the settlement of a Company RSU Award or a Company PSU Award, or (z) the cashless or net exercise of Company Options, in each case of clauses (x), (y) and (z), pursuant to the terms of such awards, (B) declare, set aside or pay any dividends or other distribution in respect of shares of Company Common Stock, (C) prepay, redeem, repurchase, retire or otherwise terminate any Indebtedness for borrowed money, other than with respect to intercompany Indebtedness among the Company and its Subsidiaries, and the Existing Credit Agreement, or (D) prepay or otherwise satisfy any obligations outstanding under any of the Company’s capital leases, other than pursuant to the applicable scheduled payments provided for under the corresponding capital leases, other than in the ordinary course of business;

(vi) acquire title to or lease or sublease any real property that, as to leases, would constitute a Company Lease, in each case other than in the ordinary course of business;

(vii) except (x) as required by the terms of any Company Benefit Plan set forth on Schedule 3.18(a) or (y) as required by Law, (A) increase the cash- or equity-based compensation or benefits payable or to become payable to any current or former employee, executive officer or director or other individual service provider of the Company or any of its Subsidiaries, (B) establish, adopt, enter into or materially amend any Company Benefit Plan (or any benefit plan, agreement, program, policy, commitment or other arrangement that would be a Company Benefit Plan if it were in existence on the date of this Agreement), (C) increase the compensation or benefits payable under any existing severance, termination, change in control or retention pay policy or Company Benefit Plan, (D) except as specifically provided in this Agreement, take any affirmative action to accelerate the vesting of any stock- or stock-based compensation except for administrative actions required under any applicable agreement, (E) grant any new awards under any bonus, incentive, or performance plan, other than administrative actions required under any applicable agreement, (F) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan except for administrative actions required under any applicable agreement, (G) grant or promise any tax offset payment award under any Company Benefit Plan, (H) make any loan or cash advance to any current or former employee, executive officer, or director or other individual service provider other than advances for business expenses in the ordinary course of business or draws and advances provided under the terms of any Company Benefit Plan that is a commission or similar plan or program in the ordinary course of business, (I) hire or promise to hire, promote any employee or other service provider or terminate any employee or other service provider without “cause” or (J) implement any facility closings or employee layoffs that trigger the WARN Act as amended;

(viii) enter into any agreement, contract, or commitment (or series of such similar transactions) other than a Company Lease, that would require capital expenditures, individually or in the aggregate, in excess of $30,000,000 per calendar year;

(ix) pay, lend or advance any amount to, or sell, assign, transfer, license or lease any properties or assets to, or enter into any material agreement or arrangement with, any of its Affiliates (other than the Company’s Subsidiaries) covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404, other than pursuant to the Existing Credit Agreement;

(x) make any material change in any method of accounting or accounting principle, method, estimate or practice except for any such change required by reason of a concurrent change in GAAP, or write off as uncollectible any material accounts receivable except in the ordinary course of business and consistent with past practice;

(xi) (A) sell, assign, transfer, license (other than non-exclusive licenses in the ordinary course of business), fail to maintain, grant, pledge, encumber, dedicate to the public, cancel, allow to lapse (except where no further renewals are available), or abandon, including by failure to pay the required fees in any jurisdiction, or otherwise dispose of any material Company Owned Intellectual Property (other than Liens pursuant to the Existing Credit Agreement), or (B) disclose any material Trade Secrets to any Person, without entering into an agreement protecting the confidentiality of such Trade Secrets, except the launch, release and marketing (including initial announcements) to the general public of previously unreleased Company Products and Services in the ordinary course of business consistent with past practice;

(xii) (A) make or change any material Tax election, (B) change an annual accounting period, (C) file any amended material Tax Return, (D) enter into any closing agreement with respect to a material amount of Tax, (E) settle any material Tax claim or assessment relating to the Company or any of its Subsidiaries, or (F) surrender any right to claim a refund of material Taxes, other than in the ordinary course of business consistent with past practice, without consultations with Parent;

(xiii) settle, release or forgive any claim requiring payments to be made by the Company or any of its Subsidiaries in excess of $1,000,000 individually, or $10,000,000 in the aggregate, other than intercompany claims, or waive any right with respect to any material claim held by the Company or any of its Subsidiaries other than in the ordinary course of business and consistent with past practice, or settle or resolve any claim against the Company or any of its Subsidiaries on terms that require the Company or any of its Subsidiaries to materially alter its existing business practices;

(xiv) lend money to any Person (other than to the Company or to Wholly Owned Subsidiaries, or advances for business expenses to employees in the ordinary course of business) or incur or guarantee any Indebtedness for borrowed money (other than (a) from the Company or its Subsidiaries or (b) pursuant to the Existing Credit Agreement); or

(xv) commit or agree to do or authorize any of the foregoing.

(b) Nothing contained in this Agreement shall give to Parent, Merger Sub 1 or Merger Sub 2, directly or indirectly, rights to control or direct the operations of the Company or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

Section 5.2. Notice of Breach. From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, the Company shall promptly give written notice with reasonable particularity upon having Knowledge of any matter that may constitute a material breach of any representation, warranty, agreement or covenant of the Company contained in this Agreement that would reasonably be expected to cause any conditions to Closing set forth in Section 8.2(a) or (b) to not be satisfied; provided, however, that Company’s breach of its obligations pursuant to this Section 5.2 shall not cause the condition to Closing set forth in Section 8.2(b) to not be satisfied.

ARTICLE VI

COVENANTS OF PARENT, MERGER SUB 1 AND MERGER SUB 2

Section 6.1. Conduct of the Business Before the Closing Date.

(a) Parent covenants and agrees that, during the period from the execution of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except (w) as set forth in Section 6.1 of the Parent Disclosure Letter, (x) as required by Law, (y) for any actions taken reasonably and in good faith to respond to any COVID-19 Measures, or (z) otherwise specifically contemplated by the terms of this Agreement, provided, that, with respect to actions taken or omitted to be taken in reliance on clause (y), to the extent permitted under applicable Law and practicable under the circumstances, Parent shall provide prior notice to and consult in good faith with the Company prior to taking such action), unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall: (A) use reasonable best efforts to conduct the business of Parent and its Subsidiaries, in all material respects, in the ordinary course of business and in a manner consistent with past practice; (B) use reasonable best efforts to conduct the business of Parent and its Subsidiaries, in all material respects, in compliance with applicable Laws, including without limitation the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as well as the timely filing of all reports, forms and other documents, and payment of all applicable regulatory fees and assessments, under applicable state and federal law; (C) use reasonable best efforts to maintain, in all material respects, the assets, properties, rights and operations of Parent and its Subsidiaries in accordance with present practice in a condition suitable for their current use; and (D) use reasonable best efforts to preserve substantially intact the business organization of Parent and its Subsidiaries, to keep available the services of the present officers of Parent and its Subsidiaries and to preserve, in all material respects, the present relationships of Parent and its Subsidiaries with persons with which the Company or any of its Subsidiaries has significant business relations, it being agreed that with respect to the matters specifically addressed by any provision of clauses (i) through (ix) of this Section 6.1(a) below, such specific provisions shall govern over the more general provisions of the foregoing clauses (A) through (D) of this Section 6.1(a). Without limiting the generality of the foregoing, neither Parent nor any of its Subsidiaries shall (except (w) as specifically contemplated by the terms of this Agreement, (x) as set forth on Schedule 6.1(a) of the Parent Disclosure Letter, (y) as required by Law, or (z) for any actions taken reasonably and in good faith to respond to any COVID-19 Measures, provided, that, with respect to actions taken or omitted to be taken in reliance on clause (z), to the extent permitted under applicable Law and practicable under the circumstances, Parent shall provide prior notice to and consult in good faith with the Company prior to taking such action), between the execution of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly do, any of the following without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed):

(i) make, in the case of Parent, Merger Sub 1 or Merger Sub 2, any change in any of its organizational documents; issue any additional shares of capital stock, limited liability company interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, limited liability company interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, limited liability company interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise; except, in each case, for (A) grants of stock options, restricted stock units or other equity incentives under the Parent Equity Plan in the ordinary course of business consistent with past practice, (B) shares of Parent Common Stock issuable upon exercise of restricted stock units or stock options, in each case, outstanding on the date hereof or issued in accordance with this Section 6.1(a), and (C) shares of Parent Common Stock issuable to directors of Parent in accordance with Parent’s director compensation plans;

(ii) redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, limited liability company interests or partnership interests or other ownership interests of Parent and its Subsidiaries or declare, set aside or pay any dividends or other distribution in respect of such shares or interests of Parent other than (A) the purchase, redemption or other acquisition of Parent Common Stock or any Parent Equity Award from current or former employees of Parent or any of its Subsidiaries as permitted or contemplated by the terms of any employment or option agreement or Parent Benefit Plan, (B) required Tax withholding in connection with the vesting, settlement and/or exercise of any Parent Equity Award, (C) forfeitures of any Parent Equity Award pursuant to their terms in effect on the date of this Agreement and (D) redemptions or repurchases of Parent Common Stock pursuant to Parent’s previously announced share repurchase program for an amount not exceeding 2,000,000 shares of Parent Common Stock;

(iii) acquire any material assets, or properties (including any real property), or enter into any other transaction, that would reasonably be expected to (A) prevent, materially hinder or materially delay the receipt of the necessary or required waiting period expirations or terminations, consents, approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any Regulatory Law, or any other authorization, consent, order, declaration or approval of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement, (B) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, or (C) materially increase the risk of not being able to remove any such Order on appeal or otherwise;

(iv) make any change in any method of accounting or accounting principle, method, estimate or practice except for any such change required by reason of a concurrent change in GAAP, or write off as uncollectible any material accounts receivable except in the ordinary course of business and consistent with past practice;

(v) (A) make or change any material Tax election, (B) change an annual accounting period, (C) file any amended material Tax Return, (D) enter into any closing agreement with respect to a material unreserved amount of Tax, (E) settle any material unreserved Tax claim or assessment relating to Parent or any of its Subsidiaries, or (F) surrender any right to claim a refund of material Taxes, in each case, other than in the ordinary course of business consistent with past practice, without consultations with the Company;

(vi) take any action, or knowingly fail to take any action, which action or failure to act would or would be reasonably expected to prevent or impede the Combination, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(vii) liquidate (completely or partially), dissolve or adopt any plan or resolution providing for any such liquidation or dissolution, in each case, with respect to Parent, Merger Sub 1 or Merger Sub 2;

(viii) incur or guarantee any Indebtedness for borrowed money (other than from Parent or its Wholly Owned Subsidiaries or pursuant to the Financing or under Parent’s existing credit agreement); or

(ix) commit or agree to do or authorize any of the foregoing.

(b) Nothing contained in this Agreement shall give to the Company, directly or indirectly, rights to control or direct the operations of Parent or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

Section 6.2. Employee Benefits.

(a) For the period commencing on the Effective Time and ending on the one year anniversary of the Closing Date (the “Continuation Period”), Parent agrees that each employee of the Company or its Subsidiaries who shall have been an employee of the Company or its Subsidiaries as of the Effective Time (each, a “Continuing Company Employee”), while such Continuing Company Employee remains employed by Parent or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries), shall be eligible to receive employee benefits that are substantially comparable in the aggregate to either, at the sole discretion of Parent: (i) participation in Parent’s employee benefit plans and programs, including any defined contribution plan, bonus plan, profit sharing plan, medical plan, dental plan, life insurance plan, time off programs and disability plan (excluding any equity- or equity-based incentive plan and defined benefit plan), in each case to the same extent as similarly situated employees of Parent or its Subsidiaries; or (ii) continued participation in employee benefit plans, programs and policies of the Company and its Subsidiaries which provide benefits that are no less favorable in the aggregate to the benefits (excluding equity- or equity-based compensation) provided to such Continuing Company Employee under the Company Benefit Plans immediately prior to the Closing Date; provided that nothing in this Section 6.2(a) shall prevent Parent from enrolling any Continuing Company Employee in a mix of employee benefit plans or programs comprised of both plans or policies of Parent and Company Benefit Plan during the Continuation Period; provided that the conditions and requirements under both of the foregoing clauses (i) and (ii) are met.

(b) Parent agrees that any Continuing Company Employee whose employment is terminated by the First Surviving Corporation without “cause” (as defined in Company’s Change in Control Severance Benefit Plan) during the Continuation Period, other than an employee who is party to an individual employment agreement or other Contract which provides for the payment of severance, will be entitled to cash severance benefits that are no less favorable, and welfare benefits that are no less favorable in the aggregate, in each case than the cash severance benefits and welfare benefits, respectively, if any, determined in accordance with the terms of the Company’s separation guidelines, effective as of March 2020, subject to such employee providing a timely and effective release of claims in favor of Parent, the First Surviving Corporation and their respective Affiliates. For purposes of clarity, upon and following the Closing, Parent will assume and honor the Company’s Change in Control Severance Benefit Plan in accordance with its terms.

(c) With respect to any Company Benefit Plan or Parent Benefit Plan in which any Continuing Company Employee first becomes eligible to participate on or after the Effective Time (collectively, the “New Plans”), each Continuing Company Employee shall, to the extent permitted by applicable Law, receive full credit for the years of continuous service by such Continuing Company Employee recognized by the Company or its Subsidiaries prior to the Effective Time pursuant to a Company Benefit Plan to the same extent as if it were service with Parent for purposes of (i) satisfying the service requirements for eligibility to participate in each such New Plan, (ii) vesting in any benefits under each such New Plan, and (iii) calculating the level of benefits with respect to severance, non-statutory vacation, personal days off and any other non-statutory welfare-type benefits with respect to which a Continuing Company Employee may be eligible, where service is a factor in calculating benefits, provided that, none of the foregoing shall apply with respect to defined benefit pension plans benefit accrual, equity- or equity-based incentives, or otherwise where such credit would result in a duplication of benefits or where such services were not recognized under the corresponding Company Benefit Plan. With respect to any New Plan that is a welfare benefit plan in which any Continuing Company Employees first become eligible to participate on or after the Effective Time, subject to any applicable plan provisions, contractual requirements or Laws, Parent shall use reasonable best efforts to (A) cause to be waived any waiting periods, eligibility requirements, pre-existing condition limitations, physical examination requirements, evidence of insurability requirements, actively-at-work or similar requirements, except to the extent such requirements or conditions would apply under the analogous Company Benefit Plan in which any such Continuing Company Employee was a participant or eligible to participate as of immediately prior to the Effective Time, and (B) give effect, in determining any deductibles, co-pay, co-insurance, or maximum out of pocket limitations, to amounts paid by such Continuing Company Employees prior to the Effective Time under a Company Benefit Plan in which any such Continuing Company Employee was a participant as of immediately prior to the Effective Time (to the same extent that such credit was given under such Company Benefit Plan prior to the Effective Time) in satisfying such requirements during the plan year in which the Effective Time occurs.

(d) If requested by Parent at least ten Business Days prior to the Closing Date, the Company shall take (or cause to be taken) all actions reasonably necessary pursuant to resolutions of the Company Board of Directors necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any defined contribution Company Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company Defined Contribution Plan”). If the Company is required to terminate any Company Defined Contribution Plan, then the Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company Board of Directors of resolutions authorizing the termination of such Company Defined Contribution Plan (the form and substance of which resolutions shall be subject to the prior review and approval of Parent, which approval shall not be unreasonably withheld or delayed).

(e) Prior to making any written or oral communications to the Continuing Company Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(f) The Company shall, as soon as reasonably practicable following the date hereof, provide Parent with the then-most recent calculations and reasonable back-up information relating to Sections 280G and 4999 of the Code relating to the Merger, including any non-compete valuations, once such calculations and information becomes available to the Company following the date hereof and no later than ten (10) Business Days prior to the Closing Date. The Company shall not provide any tax indemnification or “gross up” to any employee of the Company for any tax or penalty that becomes payable under Sections 280G and 4999 of the Code.

(g) Nothing contained in this Section 6.2 or any other provision of this Agreement, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, including without limitation, any Company Benefit Plan or any Parent Benefit Plan, (ii) shall alter or limit the ability of any of Parent, the Company, or any of their respective Subsidiaries to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) is intended to confer upon any current or former employee or other individual service provider any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or (iv) is intended to confer upon any Person (including for the avoidance of doubt any current or former employee, director, officer or other service provider or any participant in a Company Benefit Plan or other employee benefit plan, agreement or other arrangement) any right as a third-party beneficiary of this Agreement.

Section 6.3. Indemnification Continuation.

(a) For purposes of this Section 6.3, (i) “Indemnified Person” shall mean any person who is now, or has been at any time prior to the Effective Time, (x) an officer or director of the Company or any of its Subsidiaries or (y) serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, and (ii) “Proceeding” shall mean any claim, action, suit, proceeding or investigation.

(b) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to the fullest extent permitted by applicable Law, (i) to provide indemnification to each Indemnified Person to the same extent and under the same conditions and procedures (and subject to the same conditions, including with respect to the advancement of expenses) as such Indemnified Person is entitled on the date hereof under the Company Organizational Documents (or the corresponding organizational documents of any Subsidiary of the Company) in connection with any Proceeding based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such Indemnified Person is or was an officer or director of the Company or any of its Subsidiaries, or is or was serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter arising before or after the Effective Time and (ii) to honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements between the Company and any of its Subsidiaries, on the one hand, and any Indemnified Person set forth on Section 6.3 of the Company Disclosure Schedule or that use the same form in all material respects as the form of indemnification agreement filed with the Company SEC Reports. An Indemnified Person shall repay the Surviving Corporation for any expenses incurred by Surviving Corporation in connection with the indemnification of such Indemnified Person pursuant to this Section 6.3 if it is ultimately determined by a court of competent jurisdiction that such Indemnified Person did not meet the standard of conduct necessary for indemnification by the Surviving Corporation as set forth in the Company Organizational Documents. The Surviving Corporation shall not amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ organizational documents or in any indemnification contracts of the Company or its Subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the Effective Time, in each case in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries.

(c) Prior to the Effective Time, the Company shall purchase a six-year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering and for the benefit of each such Indemnified Person. Parent shall not terminate such policy and shall cause all obligations of the Company thereunder to be honored by it and the Surviving Corporation.

(d) The provisions of this Section 6.3 shall survive the consummation of the Merger for a period of six years and are expressly intended to benefit each of the Indemnified Persons; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

(e) Parent shall, and shall cause the Surviving Corporation to, pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.3 to the same extent and under the same conditions and procedures (and subject to the same conditions, including with respect to the advancement of expenses) as such Indemnified Person is entitled on the date hereof under the Company Organizational Documents (or the corresponding organizational documents of any Subsidiary of the Company).

Section 6.4. Notice of Breach. From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, Parent shall promptly give written notice with reasonable particularity upon having Knowledge of any matter that may constitute a material breach of any representation, warranty, agreement or covenant of Parent contained in this Agreement that would reasonably be expected to cause any conditions to Closing set forth in Section 8.3(a) or (b) to not be satisfied; provided, however, that Parent’s breach of its obligations pursuant to this Section 6.4 shall not cause the condition to Closing set forth in Section 8.3(b) to not be satisfied.

ARTICLE VII

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.1. Preparation of Joint Proxy Statement/Prospectus and Registration Statement; Stockholder Meetings.

(a) As promptly as practicable, and in any event within 46 days after the execution of this Agreement if practicable, the Company and Parent shall cooperate in preparing the Joint Proxy Statement/Prospectus in preliminary form, and Parent shall prepare, with the cooperation of the Company, and file with the SEC the registration statement on Form S-4 (in which the Joint Proxy Statement/Prospectus will be included), or any amendment or supplement thereto, pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (the “Registration Statement”). Parent and the Company shall use their reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. The Joint Proxy Statement/Prospectus shall include the recommendation of each of the Boards of Directors of the Company and Parent in favor of approval and adoption of this Agreement and the Combination, or of the Parent Share Issuance and Parent Charter Amendment, as applicable, and any resolution required by Rule 14a-21(c) under the Exchange Act to approve, on an advisory basis, the compensation required to be disclosed in the Registration Statement pursuant to Item 402(t) of Regulation S-K, except to the extent the Company Board of Directors shall have withdrawn or modified its approval or recommendation of this Agreement or the Combination to the extent that such action is permitted by Section 7.4, and except to the extent the Parent Board of Directors shall have withdrawn or modified its approval or recommendation of the approval and adoption of the Parent Share Issuance and the Parent Charter Amendment, to the extent that such action is permitted by Section 7.5. Each of the Company and Parent shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders as promptly as practicable after the Registration Statement becomes effective. The parties shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Joint Proxy Statement/Prospectus and the Registration Statement and advise one another of any oral comments received from the SEC. Each of the Company and Parent shall use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement/Prospectus, at the time of each of the Company Stockholders Meeting and the Parent Stockholders Meeting, to comply as to form in all material respects with the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

(b) Parent and the Company shall make all necessary filings and use reasonable best efforts to take all other actions required to be taken with respect to the Combination (including the issuance, exchange and listing of Parent Common Stock to be issued in the Merger) and the transactions contemplated hereby under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Other than in connection with a Company Change of Recommendation or a Parent Change of Recommendation, as applicable, no amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement shall be filed without the approval of each of the Company and Parent, which approval shall not be unreasonably withheld, conditioned or delayed; provided that with respect to documents filed by a party which are incorporated by reference in the Joint Proxy Statement/Prospectus or the Registration Statement, this right of approval shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. Without limiting the foregoing, if at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company and Parent.

(c) Reasonably in advance of the anticipated effectiveness of the Registration Statement, the Company, in consultation with Parent, shall set a record date for Persons entitled to notice of, and to vote at, the Company Stockholders Meeting, and, except as required by applicable Law (including in connection with the postponement of the Company Stockholders Meeting in accordance with Section 7.1(d)), shall not change such record date without the prior written consent of Parent. The Company shall, as soon as practicable following the effectiveness of the Registration Statement under the Securities Act (and in no event later than 15 days following the effectiveness of the Registration Statement under the Securities Act), duly call, and give notice of the Company Stockholders Meeting, and cause the Joint Proxy Statement/Prospectus to be mailed to its stockholders. As soon as practicable following the date of the mailing of the Joint Proxy Statement/Prospectus, the Company shall use reasonable best efforts to cause the Company Stockholders Meeting to be held on such date and at such time that Parent and the Company agree for the purpose of obtaining the Required Company Vote, which date shall not be more than 40 days following the date of the mailing of the Joint Proxy Statement/Prospectus, subject to Section 7.1(d). The Company shall use reasonable best efforts, subject to applicable Law, to cause the Company Stockholders Meeting to be held concurrently with the Parent Stockholders Meeting. In connection with the Company Stockholders Meeting, the Company will (i) subject to Section 7.4(d), use reasonable best efforts to obtain the Required Company Vote and (ii) use reasonable best efforts to comply with all Laws applicable to the Company Stockholders Meeting.

(d) The Company shall not postpone or adjourn the Company Stockholders Meeting without the prior written consent of Parent, except (i) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that the Company Board of Directors has determined (which determination shall be made as promptly as practicable) in good faith after consultation with outside legal counsel is required by applicable Law, is properly disclosed (which supplement or amendment shall be distributed as promptly as practicable after such determination is made), provided, that no such postponement or adjournment under this clause (i) may be to a date that is after the earlier of (x) the fifth Business Day before the Termination Date and (y) the 10th Business Day after the date of such distribution, (ii) to the extent necessary to obtain a quorum if, as of the time at which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Stockholders Meeting, (iii) the Company may postpone or adjourn the Company Stockholders Meeting one time, for up to 10 calendar days, in order to permit the solicitation of additional proxies necessary to obtain the Required Company Vote, or (iv) if the Parent Stockholders Meeting has been adjourned or postponed by Parent in accordance with Section 7.1(g), to the extent necessary to enable the Company Stockholders Meeting and the Parent Stockholders Meeting to be held concurrently. Notwithstanding the foregoing, the Company shall postpone or adjourn the Company Stockholders Meeting (A) up to two times, for up to 10 calendar days each, if reasonably requested by Parent in order to permit the solicitation of additional proxies necessary to obtain the Required Company Vote (but in no event shall the Company Stockholders Meeting be postponed or adjourned pursuant to this clause (A) to a date later than five Business Days prior to the Termination Date), or (B) if Parent makes a claim in good faith that any stockholder of the Company who is a party to any Company Support Agreement has breached such Company Support Agreement in circumstances in which such stockholder’s compliance with the terms of such Company Support Agreement would reasonably be expected to be required to obtain the Required Company Vote, in which case the Company shall postpone or adjourn the Company Stockholders Meeting until such claim is fully and finally resolved. Without the prior written consent of Parent, the matters contemplated by the Required Company Vote shall be the only matters (other than matters related to merger-related compensation, matters of procedure and matters required by or advisable under applicable Law to be voted on by the Company’s stockholders in connection therewith) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholders Meeting.

(e) The Company shall use reasonable best efforts to cause the information supplied or to be supplied by the Company specifically for inclusion or incorporation in the Registration Statement to not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Company shall use reasonable best efforts to cause the information supplied or to be supplied by the Company specifically for inclusion in the Joint Proxy Statement/Prospectus, which shall be included in the Registration Statement, to not, on the date(s) the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, respectively, or at the time of the Company

Stockholders Meeting or the Parent Stockholders Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(f) Reasonably in advance of the anticipated effectiveness of the Registration Statement, Parent, in consultation with the Company, shall set a record date for Persons entitled to notice of, and to vote at, the Parent Stockholders Meeting, and, except as required by applicable Law (including in connection with the postponement of the Company Stockholders Meeting in accordance with Section 7.1(g)), shall not change such record date without the prior written consent of the Company. Parent shall, as soon as practicable following the effectiveness of the Registration Statement under the Securities Act (and in no event later than 15 days following the effectiveness of the Registration Statement under the Securities Act), duly call and give notice of the Parent Stockholders Meeting and cause the Joint Proxy Statement/Prospectus to be mailed to its stockholders. As soon as practicable following the date of the mailing of the Joint Proxy Statement/Prospectus, Parent shall use reasonable best efforts to cause the Parent Stockholders Meeting to be held on such date and at such time that Parent and the Company agree for the purpose of obtaining the Required Parent Vote, which date shall not be more than 40 days following the date of the mailing of the Joint Proxy Statement/Prospectus, subject to Section 7.1(g). Parent shall use reasonable best efforts, subject to applicable Law, to cause the Parent Stockholders Meeting to be held concurrently with the Company Stockholders Meeting. In connection with the Parent Stockholders Meeting, Parent will (i) subject to the right of the Parent Board of Directors to effect a Parent Change of Recommendation pursuant to Section 7.5, use reasonable best efforts to obtain the Required Parent Vote and (ii) use reasonable best efforts to comply with all Laws applicable to such Parent Stockholders Meeting.

(g) Parent shall not postpone or adjourn the Parent Stockholders Meeting without the prior written consent of the Company, except (i) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that the Parent Board of Directors has determined (which determination shall be made as promptly as practicable) in good faith after consultation with outside legal counsel is required by applicable Law is properly disclosed (which supplement or amendment shall be distributed as promptly as practicable after such determination is made), provided, that no such postponement or adjournment under this clause (i) may be to a date that is after the earlier of (x) the fifth Business Day before the Termination Date and (y) the 10th Business Day after the date of such distribution, (ii) to the extent necessary to obtain a quorum if, as of the time at which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Stockholders Meeting, (iii) Parent may postpone or adjourn the Parent Stockholders Meeting one time for up to 10 calendar days in order to permit the solicitation of additional proxies necessary to obtain the Required Parent Vote, or (iv) if the Company Stockholders Meeting has been adjourned or postponed by the Company in accordance with Section 7.1(d), to the extent necessary to enable the Parent Stockholders Meeting and the Company Stockholders Meeting to be held concurrently as contemplated by Section 7.1(f). Notwithstanding the foregoing, Parent shall postpone or adjourn the Parent Stockholders Meeting (A) up to two times, for up to 10 calendar days each, if reasonably requested by the Company in order to permit the solicitation of additional proxies necessary to obtain the Required Parent Vote (but in no event shall the Parent Stockholders Meeting be postponed or adjourned pursuant to this clause (A) to a date later than five Business Days prior to the Termination Date), or (B) if the Company makes a claim in good faith that any stockholder of Parent who is a party to any Parent Support Agreement has breached such Parent Support Agreement in circumstances in which such stockholder’s compliance with the terms of such Parent Support Agreement would reasonably be expected to be required to obtain the Required Parent Vote, in which case Parent shall postpone or adjourn the Parent Stockholders Meeting until such claim is fully and finally resolved. Without the prior written consent of the Company, the matters contemplated by the Required Parent Vote shall be the only matters (other than matters of procedure and matters required by or advisable under applicable Law to be voted on by Parent’s stockholders in connection therewith) Parent shall propose to be voted on by the stockholders of Parent at the Parent Stockholders Meeting.

(h) Parent shall use reasonable best efforts to cause the information supplied or to be supplied by Parent specifically for inclusion or incorporation in the Registration Statement to not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Parent shall use reasonable best efforts to cause the information supplied or to be supplied by Parent specifically for inclusion in the Joint Proxy Statement/Prospectus, which shall be included in the Registration Statement, to not, on the date(s) the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, respectively, or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 7.2. Access to Information.

Upon reasonable notice, each of Parent and the Company shall (and shall cause its respective Subsidiaries to) afford to the other party hereto and its representatives reasonable access during normal business hours, during the period prior to the Effective Time, to all its officers, employees, properties, offices, plants and other facilities and to all books and records, including financial statements, other financial data and monthly financial statements within the time such statements are customarily prepared, and, during such period, each of Parent and the Company shall (and shall cause its respective Subsidiaries to) furnish promptly to the other party hereto and its representatives, consistent with its legal obligations, all other information concerning its business, properties and personnel as such Person may reasonably request; provided, however, that either party hereto may restrict the foregoing access to the extent that, in such Person’s reasonable judgment, (i) providing such access would result in the waiver of any attorney-client or other applicable legal privilege, in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such Person shall have used reasonable best efforts to obtain the consent of such third party to such access, or (ii) any Law applicable to such Person requires such Person or its Subsidiaries to preclude the other party and its representatives from gaining access to any properties or information, provided, further, that such party will inform the other party of the general nature of the document or information being withheld and reasonably cooperate with the other party to provide such document or information in a manner that would not result in violation of Law or the loss or waiver of such privilege. Any access to real property shall be subject to the granting party’s reasonable security measures and insurance requirements and shall not include the right to perform any “invasive” testing. Notwithstanding anything to the contrary in this Agreement, each party may satisfy its obligations set forth in this Section 7.2 by electronic means if physical access is not reasonably feasible or would not be permitted under applicable COVID-19 Measures. Each party hereto will hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of that certain agreement, dated December 3, 2021 and amended by that certain Amendment to Confidentiality Agreement dated December 23, 2021 (as amended, the “Confidentiality Agreement”), between the Company and Parent.

Section 7.3. Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable, including under applicable Law, to cause the conditions to the Merger set forth in Article VIII to be satisfied and to consummate the Combination and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including by (i) preparing and filing, in consultation with the other party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents, and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations, necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Combination or any of the other transactions contemplated by this Agreement; and (ii) taking all steps as may be necessary, subject to the limitations in this Section 7.3, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the execution of this Agreement, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act, as soon as practicable.

(b) Each of Parent and the Company shall, in connection with the efforts referenced in Section 7.3(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Law (as defined below), (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”), or any other Governmental Entity, by promptly providing copies to the other party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, provided, however, that materials may be redacted (x) to remove references concerning the valuation of Parent, Company or any of their Subsidiaries, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns; and (iii) permit the other party to review any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC, or any other Governmental Entity, provided, however, that materials may be redacted (x) to remove references concerning the valuation of Parent, Company or any of their Subsidiaries, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns, or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC, or any other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings, substantive telephone calls and conferences. For purposes of this Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other national, federal or state, domestic or foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate (A) actions having the purpose or effect of monopolization or restraint of trade or affecting competition or market conditions through merger, acquisition or other transaction and (B) foreign investment.

(c) In furtherance and not in limitation of the covenants of the parties contained in Section 7.3(a) and Section 7.3(b), each of Parent and the Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to (A) resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law or (B) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any decree, order or judgment that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement, so as to, in each case, enable the parties to close the contemplated transactions expeditiously (but in no event later than the Termination Date). In furtherance, but without limiting the foregoing, Parent shall, and shall cause its Subsidiaries to, (i) negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any assets, properties, products, rights, services or businesses of Parent, the Company or their respective Subsidiaries, or agree to any other structural or conduct remedy, or (ii) otherwise take or commit to take any actions that would limit Parent’s or its Subsidiaries’ freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of Parent, the Company or their respective Subsidiaries or any interest therein (any such action, a “Remedy”); provided, that Parent and its Subsidiaries shall not be permitted to take or commit, and the Company and its Subsidiaries shall not be required to take or commit to take, to take any Remedy with respect to the Company or any of its Subsidiaries the effectiveness of which is not conditioned on the Closing occurring; provided, further, that, notwithstanding anything in this Agreement to the contrary, none of Parent, the Company or their respective Subsidiaries shall be required to take or commit to take any Remedy pursuant to this Section 7.3 that, individually or in the aggregate, would reasonably be expected to have a material adverse impact on (x) Parent and its Subsidiaries, taken as a whole, after giving effect to the Combination (assuming Parent and its Subsidiaries, taken as a whole, after to giving effect to the Combination, are the size of the Company and its Subsidiaries, taken as a whole, prior to giving effect to the Combination), or (y) the benefits that are expected to be derived from the Combination.

(d) Each of Parent and the Company shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all third parties, including Governmental Entities (except those contemplated by Section 7.3(b), which shall be governed by that Section), necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement and to provide any notices to third parties required to be provided prior to the Effective Time; provided that, without the prior written consent of Parent, the Company shall not incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such consents or certificates in each case, that would have a material adverse effect on the business or operations of the Company and its Subsidiaries, taken as a whole, and, to the extent Parent provides any such written consent, any such approved payments or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), shall be the sole responsibility of Parent. None of Parent, the Company or their respective Subsidiaries shall, without the prior written consent of the other parties hereto, enter into agreement or other commitment with a Governmental Entity to not close the Combination before a date that is following the Termination Date.

(e) Each of Parent and the Company shall reasonably cooperate and use its reasonable best efforts to (i) seek each consent, approval, or waiver and (ii) prepare and deliver any notice, in each case of the foregoing clauses (i) and (ii), required to be delivered or obtained, as applicable, as a result of the consummation of the Combination pursuant to any material Contract that the Company, Parent or any of their respective Subsidiaries are a party; provided that Parent and the Company shall not be required to make any payment or incur any liability or obligation, or commit to make any payment or incur any liability or obligation, in connection with seeking any consent, approval or waiver contemplated by the foregoing clause (i) the effectiveness of which is not conditioned on the Closing occurring.

Section 7.4. Company Go-Shop; Company No-Shop; Company Alternative Acquisition Proposals.

(a) Go-Shop. Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York time) on February 24, 2022 (the “Go-Shop Period”), the Company and any of its Subsidiaries and Affiliates and its and their respective Representatives shall have the right to: (i) solicit, initiate, propose, induce the making or submission of, encourage or facilitate in any way any offer, inquiry or proposal that constitutes, or could reasonably be expected to lead to, a Company Alternative Acquisition Proposal, including by (A) providing or furnishing to any Person (and its Representatives) any non-public information or data relating to the Company, any of its Subsidiaries or their respective businesses, properties or assets and (B) affording access to any personnel of the Company and its Subsidiaries to any Person (and its Representatives) in each case, in connection with a Company Alternative Acquisition Proposal, that has either (x) entered into a confidentiality agreement with the Company having provisions that are not materially less favorable in the aggregate to the Company than the provisions of the Confidentiality Agreement (excluding standstill provisions) and that does not contain provisions which prohibit the Company from complying with the provisions of Section 7.4(e) or (y) entered into any confidentiality agreement with the Company prior to the date hereof that does not prohibit the Company from complying with the provisions of Section 7.4(e), including as a result of a waiver of applicable terms of such confidentiality agreement (each, a “Company Acceptable Confidentiality Agreement”); provided that the Company shall provide access to Parent to any non-public information that the Company has provided in writing to any Person given such access that was not previously made available (whether prior to or after the execution of this Agreement) to Parent promptly following the time that it is provided to such Person (and in any event within 24 hours thereof); and (ii) continue, enter into, engage in or otherwise participate in any discussions or negotiations with any Person (and their respective Representatives) regarding any Company Alternative Acquisition Proposal (or inquiries, offers or proposals or any other effort or attempt that could reasonably be expected to lead to a Company Alternative Acquisition Proposal), and cooperate with or assist or participate in, or facilitate in any way, any inquiries, offers, proposals, discussions or negotiations or any effort or attempt to make any Company Alternative Acquisition Proposal or other proposals that could reasonably be expected to lead to a Company Alternative Acquisition Proposal, including by granting a waiver, amendment or release under any pre-existing “standstill” or confidentiality provision to the extent necessary to allow for a Company Alternative Acquisition Proposal or amendment to a Company Alternative Acquisition Proposal to be made to the Company or the Company Board of Directors. Notwithstanding anything to the contrary stated herein, the Company and its Subsidiaries shall not pay, agree to pay or cause to be paid, or reimburse, agree to reimburse or cause to be reimbursed, the expenses of any Person in connection with any Company Alternative Acquisition Proposal or any offer, inquiry or proposal in connection with any Company Alternative Acquisition Proposal, in each case, without the prior written consent of Parent (in each case except as may be provided in a Company Acceptable Confidentiality Agreement or a definitive Alternative Acquisition Agreement and otherwise not in violation of this Section 7.4).

(b) Company No-Shop. Except as otherwise permitted by this Section 7.4, commencing at 12:01 a.m. (New York time) on February 25, 2022 (such time and date, the “Company No-Shop Period Start Date”) and continuing until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 9.1, the Company shall not, and shall cause its Subsidiaries and its directors and officers not to, and shall not authorize or permit its other Representatives to, (i) solicit, initiate, propose, induce the making or submission of, or knowingly encourage or facilitate in any way any offer, inquiry or proposal that constitutes, or could reasonably be expected to lead to, a Company Alternative Acquisition Proposal (other than from an Excluded Party), including by (A) providing or furnishing to any Person (other than Parent and its Representatives, or any Excluded Party; provided no information or data may be provided to an Excluded Party following the receipt of the Required Company Vote) any non-public information or data relating to the Company, any of its Subsidiaries or their respective businesses, properties or assets and (B) affording access to any personnel of the Company or its Subsidiaries to any Person (other than Parent and its Representatives, or any Excluded Party; provided no information or data may be provided to an Excluded Party following the receipt of the Required Company Vote), in each case, in connection with a Company Alternative Acquisition Proposal; (ii) continue, enter into, engage in or otherwise participate in any discussions or negotiations with any Person (and their respective Representatives), other than, prior to the receipt of the Required Company Vote, any Excluded Party regarding any Company Alternative Acquisition Proposal (or inquiries, offers or proposals or any other effort or attempt that could reasonably be expected to lead to a Company Alternative Acquisition Proposal), including discussions (x) regarding the entry into any agreement to consummate any Company Alternative Acquisition Proposal, (y) regarding the approval or endorsement of any Company Alternative Acquisition Proposal or (z) in connection with any Company Alternative Acquisition Proposal that would require the Company to abandon, terminate or fail to consummate the Combination or the transactions contemplated by this Agreement (except, in each case, to notify such Person as to the existence of the provisions of this Section 7.4(b)); (iii) grant a waiver, amendment or release (to the extent not automatically waived, amended or released upon announcement of, or entering into, this Agreement) under any pre-existing “standstill” or confidentiality provision in connection with the matters contemplated by clauses (i) or (ii) of this sentence (provided that, from the Company No-Shop Period Start Date until the earlier of the termination of this Agreement in accordance with its terms and the receipt of the Required Company Vote, the Company and its Subsidiaries shall be permitted to grant a waiver of or terminate (to the extent not automatically waived or terminated upon the announcement of, or entry into, this Agreement) any “standstill” or confidentiality obligation of any Third Party with respect to the Company or any of its Subsidiaries to allow such Third Party to make a Company Alternative Acquisition Proposal if the Company Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Law); or (iv) agree or resolve to take, or take, any of the actions prohibited by clauses (i), (ii) or (iii) of this sentence. Subject to Section 7.4(d) and Section 7.4(f), at the Company No-Shop Period Start Date, the Company shall, and cause its Subsidiaries and its directors and officers to, and shall not permit or authorize its other Representatives to fail to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Company Alternative Acquisition Proposal, other than with any Excluded Party.

(c) The Company acknowledges and agrees that: (i) any action taken by any Subsidiary, director, officer, financial advisor, attorney or other agent of the Company that, if taken by the Company, would constitute a breach of any provision set forth in this Section 7.4, shall be deemed to constitute a breach of such provision by the Company; and (ii) if the Company is made aware of an action by any of its Representatives (other than any Subsidiary, director, officer, financial advisor, attorney or other agent of the Company) that would constitute a breach of any provision of this Section 7.4 if taken by the Company, and the Company does not prohibit or terminate such action, then such action will be deemed to constitute a breach of such provision by the Company.

(d) Company Alternative Acquisition Proposals. Notwithstanding the provisions of Section 7.4(b), the Company Board of Directors, directly or indirectly through its Subsidiaries or Representatives, may, after the Company No-Shop Period Start Date and prior to the receipt of the Required Company Vote, (i) engage (or continue to engage) in negotiations or discussions with any (A) Excluded Party (including its Representatives) or (B) other Third Party (including its Representatives) that has made an unsolicited bona fide written Company Alternative Acquisition Proposal not resulting from or arising out of a material breach of Section 7.4(b), and (ii) furnish nonpublic information or data relating to the Company or any of its Subsidiaries to any Excluded Party or any such other Third Party (including, in each case, its Representatives) if, prior to so furnishing such information such Excluded Party or other Third Party has executed a Company Acceptable Confidentiality Agreement; provided that the Company provides to Parent any non-public information that is provided to such Third Party that was not previously made available to Parent, promptly following the time it is provided to such Third Party (and in any event within 24 hours thereof); provided, further, that the Company Board of Directors shall be permitted to take an action described in the foregoing clauses (i) or (ii) if, and only if, prior to taking such particular action, the Company Board of Directors has determined in good faith after consultation with outside legal and financial advisors that the applicable Company Alternative Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to lead to a Company Superior Proposal and that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Law.

(e) Notices. Following the date hereof (including during the Go-Shop Period), the Company shall promptly (and in any event within 48 hours of its receipt thereof) (i) notify Parent of any Company Alternative Acquisition Proposal or any other written proposals or inquiries, that, to the Knowledge of the Company (which, for this purpose, will be deemed to include each member of the Company Board of Directors, each executive officer of the Company and each financial advisor to the Company and will not be deemed to be only as of the date of this Agreement), is received by the Company or any of its Subsidiaries or Representatives, that would reasonably be expected to lead to a Company Alternative Acquisition Proposal, which notice shall identify the material terms and conditions thereof and the identity of the Person making any such Company Alternative Acquisition Proposal (or other written proposal or inquiry that would reasonably be expected to lead to a Company Alternative Acquisition Proposal), (ii) provide to Parent copies of any written documentation relating to such Company Alternative Acquisition Proposal that is received by the Company from the Person (or from any Representatives of such Person) making such Company Alternative Acquisition Proposal (or other written proposal or inquiry that would reasonably be expected to lead to a Company Alternative Acquisition Proposal) and (iii) notify Parent in writing of any determination by the Company Board of Directors pursuant to Section 7.4(f)(iii). The Company shall keep Parent reasonably informed, on a prompt basis (but in no event later than forty-eight (48) hours), of the status and any material developments regarding any such Company Alternative Acquisition Proposal or any material changes to the material terms of any such Company Alternative Acquisition Proposal.

(f) Company Change of Recommendation.

(i) Except pursuant to and in accordance with Section 7.4(f)(ii), the Company Board of Directors shall not (i) withdraw (or qualify, amend or modify in any manner adverse to Parent), or propose publicly to withdraw (or qualify, amend or modify in any manner adverse to Parent), the Company Recommendation; (ii) approve, recommend or declare advisable any Company Alternative Acquisition Proposal; (iii) fail to recommend against acceptance of a tender offer or exchange offer that is a Company Alternative Acquisition Proposal (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten Business Days of the commencement of such tender offer or exchange offer (it being understood that the Company Board of Directors may refrain from taking a position with respect to a tender offer or exchange offer until 5:30 p.m., Eastern time, on the 10th Business Day after the commencement thereof, without such action (or inaction) constituting a Company Change of Recommendation), or (iv) refuse to affirm publicly the Company Recommendation following a reasonable written request by Parent to provide such reaffirmation (which request may only be made in connection with the public disclosure of a Company Alternative Acquisition Proposal (other than pursuant to a commenced tender offer or exchange offer) that, in the reasonable judgment of Parent, calls into question whether the Required Company Vote will be obtained) prior to the earlier of (A) ten (10) calendar days following such request and (B) five Business Days prior to the Company Stockholders Meeting (provided, in the case of clause (B), that if such request is made less than eight Business Days prior to such meeting, then, notwithstanding the foregoing, the Company Board of Directors or any committee thereof shall have four Business Days to respond to such request for reaffirmation), provided, that the Company Board of Directors shall not be required to affirm the Company Recommendation made more than once per Company Alternative Acquisition Proposal or material modification of such Company Alternative Acquisition Proposal (each of clauses (i) through (iv), a “Company Change of Recommendation”).

(ii) At any time prior to obtaining the Required Company Vote, Company Board of Directors may (A) effect a Company Change of Recommendation following a bona fide written Company Alternative Acquisition Proposal that did not result from or arise out of a material breach by the Company of this Section 7.4 if (1) the Company Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel, that such Company Alternative Acquisition Proposal is a Company Superior Proposal, and that the failure to effect a Company Change of Recommendation would be inconsistent with the fiduciary duties required of the Company Board of Directors under applicable Law and (2) the Company complies with its obligations pursuant to Section 7.4(f)(iii), (B) following receipt of a bona fide written Company Alternative Acquisition Proposal that the Company Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel, is a Company Superior Proposal, terminate this Agreement for the purpose of entering into a definitive acquisition agreement, merger agreement or similar definitive agreement (an “Alternative Acquisition Agreement”) with respect to such Company Superior Proposal, if, and only if, the Company Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Law and the Company complies with Section 7.4(f)(iii) and, concurrently with entering into an Alternative Acquisition Agreement with respect to such Company Superior Proposal, the Company terminates this Agreement in accordance with the provisions of Section 9.1(f) and pays the applicable Company Termination Fee pursuant to Section 9.2(e), or (C) effect a Company Change of Recommendation in response to a Company Intervening Event if the Company Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel, that the failure to effect a Company Change of Recommendation would be inconsistent with the fiduciary duties required of the Company Board of Directors under applicable Law.

(iii) Prior to the Company Board of Directors effecting a Company Change of Recommendation pursuant to Section 7.4(f)(ii)(A), or causing the Company to terminate this Agreement for purposes of entering into an Alternative Acquisition Agreement pursuant to Section 7.4(f)(ii)(B), the Company shall have given Parent (A) at least five days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Company Alternative Acquisition Proposal shall require a new notice and an additional two day period) of the Company’s intention to take such action, which shall include a description of the terms and conditions of the Company Superior Proposal, the identity of the Person making the Company Superior Proposal and a copy of any proposed definitive agreement(s) relating to such Company Superior Proposal and (B) an opportunity to liaise with the Company and its outside legal and financial advisors during the foregoing five day period (or subsequent two day period) to discuss the foregoing Company Superior Proposal and negotiate in good faith any adjustments or revisions to the terms and conditions of this Agreement proposed by Parent in response thereto, such that such Company Alternative Acquisition Proposal would no longer constitute a Company Superior Proposal. Prior to the Company Board of Directors effecting a Company Change of Recommendation pursuant to Section 7.4(f)(ii)(C), the Company Board of Directors shall give Parent (A) at least five days’ prior written notice of the Company’s intention to effect a Company Change of Recommendation in response to a Company Intervening Event, which shall include a description in reasonable detail of the applicable Company Intervening Event, and (B) an opportunity to liaise with the Company and its outside legal and financial advisors during the foregoing five (5)-day period to discuss the foregoing Company Intervening Event and negotiate in good faith any adjustments or revisions to the terms and conditions of this Agreement proposed by Parent in response thereto, such that the failure to effect a Company Change of Recommendation would no longer be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Law.

(iv) Without limitation to the Company’s rights under this Section 7.4(f), the following actions shall not (in and of themselves) constitute a Company Change of Recommendation, or otherwise constitute a basis for Parent, Merger Sub 1 or Merger Sub 2 to terminate this Agreement: (A) the determination, in and of itself, by the Company Board of Directors that a Company Alternative Acquisition Proposal constitutes, or would reasonably be expected to result in a Company Superior Proposal; (B) the delivery, in and of itself, of a notice of a Company Change of Recommendation to Parent pursuant to Section 7.4(f)(iii); (C) any public disclosure of the actions described in clauses (A) or (B) required by applicable Law, so long as any such disclosure includes an express reaffirmation of the Company Recommendation; or (D) or the making, in and of itself, of a customary “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act.

(g) Permitted Disclosures. Nothing contained in this Agreement, but subject to Section 7.4(f) with respect to any Company Change of Recommendation, shall prohibit the Company or the Company Board of Directors from complying with its disclosure obligations under applicable Law or rules and policies of the NASDAQ, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to stockholders); provided, however, that this Section 7.4(g) shall not be deemed to permit the Company Board of Directors to make a Company Change of Recommendation except in accordance with Section 7.4(f).

(h) Unless this Agreement is validly terminated in accordance with Section 9.1, the Company’s obligation to call, give notice of and hold the Company Stockholders Meeting in accordance with Section 7.1(c) shall not, other than as set forth in Section 7.1, be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Alternative Acquisition Proposal, or by any Company Intervening Event. Without limiting the generality of the foregoing, the Company agrees that unless this Agreement is terminated in accordance with Section 9.1, (i) the Company shall not, and shall not cause or permit any Affiliate of the Company to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, agreement or other arrangement with respect to a Company Alternative Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement) or (ii) the Company shall not submit the approval or adoption of any Company Alternative Acquisition Proposal, or any agreement with respect thereto, to a vote of its stockholders.

Section 7.5. Parent No-Shop; Parent Alternative Acquisition Proposals.

(a) Parent No-Shop. Except as otherwise permitted by this Section 7.5, commencing upon the execution of this Agreement (the “Parent No-Shop Period Start Date”), and continuing until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 9.1, Parent shall not, and shall cause its Subsidiaries and its directors and officers not to, and shall not authorize or permit its other Representatives to, (i) solicit, initiate, propose, induce the making or submission of, or knowingly encourage or facilitate in any way any offer, inquiry or proposal that constitutes, or could reasonably be expected to lead to, a Parent Alternative Acquisition Proposal, including by (A) providing or furnishing to any Person (other than the Company and its Representatives) any non-public information or data relating to Parent, any of its Subsidiaries or their respective businesses, properties or assets and (B) affording access to any personnel of Parent or its Subsidiaries to any Person (other than the Company and its Representatives), in each case, in connection with a Parent Alternative Acquisition Proposal; (ii) continue, enter into, engage in or otherwise participate in any discussions or negotiations with any Person (and their respective Representatives) regarding any Parent Alternative Acquisition Proposal (or inquiries, offers or proposals or any other effort or attempt that could reasonably be expected to lead to an Parent Alternative Acquisition Proposal), including discussions (x) regarding the entry into any agreement to consummate any Parent Alternative Acquisition Proposal, (y) regarding the approval or endorsement of any Parent Alternative Acquisition Proposal or (z) in connection with any Parent Alternative Acquisition Proposal that would require the Company to abandon, terminate or fail to consummate the Combination or the transactions contemplated by this Agreement (except, in each case, to notify such Person as to the existence of the provisions of this Section 7.5(a)); (iii) grant a waiver, amendment or release (to the extent not automatically waived, amended or released upon announcement of, or entering into, this Agreement) under any pre-existing “standstill” or confidentiality provision in connection with the matters contemplated by clauses (i) or (ii) of this sentence (provided that, from the Parent No-Shop Period Start Date until the earlier of the termination of this Agreement in accordance with its terms and the receipt of the Required Parent Vote, Parent and its Subsidiaries shall be permitted to grant a waiver of or terminate (to the extent not automatically waived or terminated upon the announcement of, or entry into, this Agreement) any “standstill” or confidentiality obligation of any Third Party with respect to Parent or any of its Subsidiaries to allow such Third Party to make a Parent Alternative Acquisition Proposal if the Parent Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Parent Board of Directors under applicable Law); or (iv) agree or resolve to take, or take, any of the actions prohibited by clauses (i), (ii) or (iii) of this sentence. Subject to Section 7.5(c) and Section 7.5(e), at the Parent No-Shop Period Start Date, Parent shall, and cause its Subsidiaries and its directors and officers to, and shall not permit or authorize its other Representatives to fail to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Parent Alternative Acquisition Proposal.

(b) Parent acknowledges and agrees that: (i) any action taken by any Subsidiary, director, officer, financial advisor, attorney or other agent of Parent that, if taken by Parent, would constitute a breach of any provision set forth in this Section 7.5, shall be deemed to constitute a breach of such provision by Parent; and (ii) if Parent is made aware of an action by any of its Representatives (other than any Subsidiary, director, officer, financial advisor, attorney or other agent of Parent) that would constitute a breach of any provision of this Section 7.5 if taken by Parent and Parent does not prohibit or terminate such action, then such action will be deemed to constitute a breach of such provision by Parent.

(c) Parent Alternative Acquisition Proposals. Notwithstanding the provisions of Section 7.5(a), the Parent Board of Directors, directly or indirectly through its Subsidiaries or Representatives, may, after the Parent No-Shop Period Start Date and prior to the receipt of the Required Parent Vote, (i) engage in negotiations or discussions with any Third Party (including its Representatives) that has made an unsolicited bona fide written Parent Alternative Acquisition Proposal not resulting from or arising out of a material breach of Section 7.5(a), and (ii) furnish nonpublic information or data relating to Parent or any of its Subsidiaries to any such Third Party (including, in each case, its Representatives) if, prior to so furnishing such information such Third Party has either (x) entered into a confidentiality agreement with Parent having provisions that are not materially less favorable in the aggregate to Parent than the provisions of the Confidentiality Agreement that are for the benefit of the Company (excluding standstill provisions) and that does not contain provisions which prohibits Parent from complying with the provisions of Section 7.5(d) or (y) entered into any confidentiality agreement with Parent prior to the date hereof that does not prohibit Parent from complying with the provisions of Section 7.5(d), including as a result of a waiver of applicable terms of such confidentiality agreement (each, a “Parent Acceptable Confidentiality Agreement’); provided that Parent provides to the Company any non-public information that is provided to such Third Party that was not previously made available to the Company, promptly following the time it is provided to such Third Party (and in any event within 24 hours thereof); provided, further, that the Parent Board of Directors shall be permitted to take an action described in the foregoing clauses (i) or (ii) if, and only if, prior to taking such particular action, the Parent Board of Directors has determined in good faith after consultation with outside legal and financial advisors that the applicable Parent Alternative Acquisition Proposal either constitutes a Parent Superior Proposal or would reasonably be expected to lead to a Parent Superior Proposal and that the failure to take such action would be inconsistent with the fiduciary duties of the Parent Board of Directors under applicable Law.

(d) Notices. Parent shall promptly (and in any event within 48 hours of its receipt thereof) (i) notify the Company of any Parent Alternative Acquisition Proposal or any other written proposals or inquiries, that to the Knowledge of Parent (which, for this purpose, will be deemed to include each member of the Parent Board of Directors, each executive officer of Parent and each financial advisor to Parent and will not be deemed to be only as of the date of this Agreement), is received by Parent or any of its Subsidiaries or Representatives, that would reasonably be expected to lead to a Parent Alternative Acquisition Proposal, which notice shall identify the material terms and conditions thereof and the identity of the Person making any such Parent Alternative Acquisition Proposal (or other written proposal or inquiry that would reasonably be expected to lead to a Parent Alternative Acquisition Proposal), (ii) provide to the Company copies of any written documentation relating to such Parent Alternative Acquisition Proposal that is received by Parent from the Person (or from any Representatives of such Person) making such Parent Alternative Acquisition Proposal (or other written proposal or inquiry that would reasonably be expected to lead to a Parent Alternative Acquisition Proposal) and (iii) notify the Company in writing of any determination by the Parent Board of Directors pursuant to Section 7.5(e)(iii). Parent shall keep the Company reasonably informed, on a prompt basis (but in no event later than forty-eight (48) hours), of the status and any material developments regarding any such Parent Alternative Acquisition Proposal or any material changes to the material terms of any such Parent Alternative Acquisition Proposal.

(e) Parent Change of Recommendation.

(i) Except pursuant to and in accordance with Section 7.5(e)(ii), the Parent Board of Directors shall not (i) withdraw (or qualify, amend or modify in any manner adverse to the Company), or propose publicly to withdraw (or qualify, amend or modify in any manner adverse to the Company), the Parent Recommendation; (ii) approve, recommend or declare advisable any Parent Alternative Acquisition Proposal; (iii) fail to recommend against acceptance of a tender offer or exchange offer that is a Parent Alternative Acquisition Proposal (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten Business Days of the commencement of such tender offer or exchange offer (it being understood that the Parent Board of Directors may refrain from taking a position with respect to a tender offer or exchange offer until 5:30 p.m., Eastern time, on the 10th Business Day after the commencement thereof without such action (or inaction) constituting a Parent Change of Recommendation), or (iv) refuse to affirm publicly the Parent Recommendation following any reasonable written request by the Company to provide such reaffirmation (which request may only be made in connection with the public disclosure of a Parent Alternative Acquisition Proposal (other than pursuant to a commenced tender offer or exchange offer) that, in the reasonable judgment of the Company, calls into question whether the Required Parent Vote will be obtained) prior to the earlier of (A) ten calendar days following such request and (B) five Business Days prior to the Parent Stockholders Meeting (provided, in the case of clause (B), that if such request is made less than eight Business Days prior to such meeting, then, notwithstanding the foregoing, the Parent Board of Directors or any committee thereof shall have four Business Days to respond to such request for reaffirmation), provided, that the Parent Board of Directors shall not be required to affirm the Parent Recommendation made more than once per Parent Alternative Acquisition Proposal or material modification of such Parent Alternative Acquisition Proposal (each of clauses (i) through (iv), a “Parent Change of Recommendation”).

(ii) At any time prior to obtaining the Required Parent Vote, the Parent Board of Directors may (A) effect a Parent Change of Recommendation following a bona fide written Parent Alternative Acquisition Proposal that did not result from or arise out of a material breach by Parent of this Section 7.5, if (1) the Parent Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel, that such Parent Alternative Acquisition Proposal is a Parent Superior Proposal, and that the failure to effect a Parent Change of Recommendation would be inconsistent with the fiduciary duties required of the Parent Board of Directors under applicable Law and (2) Parent complies with its obligations pursuant to Section 7.5(e)(iii), or (B) effect a Parent Change of Recommendation in response to an Parent Intervening Event if the Parent Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel, that the failure to effect a Parent Change of Recommendation would be inconsistent with the fiduciary duties required of the Parent Board of Directors under applicable Law.

(iii) Prior to the Parent Board of Directors effecting a Parent Change of Recommendation pursuant to Section 7.5(e)(ii)(A), Parent shall have given the Company (A) at least five days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Parent Alternative Acquisition Proposal shall require a new notice and an additional two day period) of Parent’s intention to take such action, which shall include a description of the terms and conditions of Parent Superior Proposal, the identity of the Person making Parent Superior Proposal and a copy of any proposed definitive agreement(s) relating to such Parent Superior Proposal and (B) an opportunity to liaise with Parent and its outside legal and financial advisors during the foregoing five day period (or subsequent two day period) to discuss the foregoing Parent Superior Proposal and negotiate in good faith any adjustments or revisions to the terms and conditions of this Agreement proposed by the Company in response thereto, such that such Parent Alternative Acquisition Proposal would no longer constitute a Parent Superior Proposal. In addition, prior to the Parent Board of Directors effecting a Parent Change of Recommendation pursuant to 7.5(e)(ii)(B), the Parent Board of Directors shall give the Company (A) at least five days’ prior written notice of Parent’s intention to effect a Parent Change of Recommendation in response to a Parent Intervening Event, which shall include a description in reasonable detail of the applicable Parent Intervening Event, and (B) an opportunity to liaise with Parent and its outside legal and financial advisors during the foregoing five (5)-day period to discuss the foregoing Parent Intervening Event and negotiate in good faith any adjustments or revisions to the terms and conditions of this Agreement proposed by the Company in response thereto, such that the failure to effect a Parent Change of Recommendation would no longer be inconsistent with the fiduciary duties of the Parent Board of Directors under applicable Law.

(iv) Without limitation to Parent’s rights under this Section 7.5(e), the following actions shall not (in and of themselves) constitute a Parent Change of Recommendation or otherwise constitute a basis for the Company to terminate this Agreement: (A) the determination, in and of itself, by the Parent Board of Directors that a Parent Alternative Acquisition Proposal constitutes or would reasonably be expected to result in a Parent Superior Proposal; (B) the delivery, in and of itself, of a notice of a Parent Change of Recommendation to the Company pursuant to Section 7.5(e)(iii); (C) any public disclosure of the actions described in clauses (A) or (B) required by applicable Law, so long as any such disclosure includes an express reaffirmation of the Parent Recommendation; or (D) or the making, in and of itself, of a customary “stop, look and listen” communication to Parent’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act.

(f) Permitted Disclosures. Nothing contained in this Agreement, but subject to Section 7.5(e) with respect to any Parent Change of Recommendation, shall prohibit Parent or the Parent Board of Directors from complying with its disclosure obligations under applicable Law or rules and policies of the NASDAQ, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to stockholders), provided, however, that this Section 7.5(f) shall not be deemed to permit the Parent Board of Directors to make a Parent Change of Recommendation except in accordance with Section 7.5(e).

(g) Unless this Agreement is validly terminated in accordance with Section 9.1, Parent’s obligation to call, give notice of and hold the Parent Stockholders Meeting in accordance with Section 7.1(f) shall not, other than as set forth in Section 7.1, be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Parent Alternative Acquisition Proposal, or by any Parent Intervening Event. Without limiting the generality of the foregoing, Parent agrees that unless this Agreement is terminated in accordance with Section 9.1, (i) Parent shall not, and shall not cause or permit any Affiliate of Parent to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, agreement or other arrangement with respect to a Parent Alternative Acquisition Proposal (other than a Parent Acceptable Confidentiality Agreement) or (ii) Parent shall not submit the approval or adoption of any Parent Alternative Acquisition Proposal, or any agreement with respect thereto, to a vote of its stockholders.

Section 7.6. Stockholder Litigation. Each of the Company and Parent shall keep the other party hereto informed of, and shall cooperate with such party in connection with, any stockholder litigation or stockholder claim against such party and/or its directors or officers relating to the Combination or the other transactions contemplated by this Agreement; provided, however, that the Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the Combination and the other transactions contemplated hereby and no settlement in connection with such stockholder litigation shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, notwithstanding anything to the contrary in Section 7.6, any information provided by the Company to Parent pursuant to the prior sentence will only be delivered to counsel to Parent and may be delivered by email. For purposes of this paragraph, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the litigation by the Company, consistent with the common interest of Parent and the Company in these matters and the applicable privileges and protections provided therein, and the Parent may offer comments or suggestions with respect to the litigation, but will not be afforded any decision making power or other authority over the litigation except for the settlement consent set forth above.

Section 7.7. Maintenance of Insurance. Each of Parent and the Company will use reasonable best efforts to maintain in full force and effect through the Closing Date all material insurance policies applicable to Parent and its Subsidiaries and the Company and its Subsidiaries, respectively, and their respective properties and assets in effect on the date hereof. If and as requested by Parent, the Company will use reasonable best efforts to cause the Company’s insurers to waive any provisions in such insurance policies that would allow the insurer to terminate or adversely modify coverage upon consummation of the Combination.

Section 7.8. Public Announcements. Each of the Company, Parent, Merger Sub 1 and Merger Sub 2 agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as such release or announcement may be required by Law or the rules or regulations of any applicable United States securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party, (b) as such release or announcement relates to a Company Alternative Acquisition Proposal or a Parent Alternative Acquisition Proposal or a Company Change of Recommendation or Parent Change of Recommendation in accordance with Section 7.4 or Section 7.5, as applicable, (c) in respect of any press release, public statement or filing in connection with any legal proceeding between the parties hereto related to this Agreement or any of the transactions contemplated hereby, (d) any press releases, public disclosures or public statements that are consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 7.8, or (e) communications principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with previous press releases, public disclosures or public statements made jointly by the parties hereto (or individually if approved by the other party).

Section 7.9. No Rights Plan; Anti-Takeover Laws. From the date hereof through the earlier of termination of this Agreement and the Effective Time, the Company will not adopt, approve, or agree to adopt, a rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Company Organizational Documents that is, or at the Effective Time shall be, applicable to Parent (or its Affiliates), the Combination or the other transactions contemplated by this Agreement. Neither Parent nor the Company will take any action that would cause any “takeover” Law to become applicable to this Agreement or the Combination, and each of Parent, the Company, the Parent Board of Directors and the Company Board of Directors will (a) take all actions within their power to ensure that no “anti-takeover” Law is or becomes applicable to the Combination; and (b) if any “anti-takeover” Law is or becomes applicable to the Combination, take all action within their power to ensure that the Combination may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Law on the Combination.

Section 7.10. Section 16 Matters. Assuming that the Company delivers to Parent the Company Section 16 Information (as hereinafter defined) in a timely fashion prior to the Effective Time, the Parent Board of Directors, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the Company Insiders (as hereinafter defined) of Parent Common Stock in exchange for Company Common Stock and derivative securities with respect to Company Common Stock pursuant to the transactions contemplated by this Agreement are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act in accordance with Rule 16b-3 and interpretations of the SEC thereunder. In addition, the Company Board of Directors, or a committee of non-employee directors thereof, shall, prior to the Effective Time, adopt a resolution providing in substance that the dispositions by the Company Insiders of Company Common Stock (including derivative securities with respect to Company Common Stock) in exchange for shares of Parent Common Stock pursuant to the transactions contemplated by this Agreement are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act in accordance with Rule 16b-3 and interpretations of the SEC thereunder. “Company Section 16 Information” shall mean information accurate in all material respects regarding Company Insiders, the number of shares of Company Common Stock and derivative securities with respect to Company Common Stock held by each such Company Insider and expected to be exchanged for shares of Parent Common Stock pursuant to the transaction contemplated by this Agreement and any other information that may be required under applicable interpretations of the SEC under Rule 16b-3. “Company Insiders” shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Company Section 16 Information.

Section 7.11. Reorganization.

(a) The parties intend that the Combination qualify as an integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and will report it as such for U.S. federal, state and local income tax purposes. None of the parties will knowingly take any action or fail to take any action, which action or failure to act would cause the Combination to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder. Each party hereto shall report the Combination in a manner that is consistent with the intended tax treatment, unless otherwise required by a taxing authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (after the relevant party makes good faith efforts to defend the treatment of the Combination as a “reorganization” within the meaning of Section 368(a) of the Code).

(b) Each of the Company, Parent, Merger Sub 1 and Merger Sub 2 shall use its reasonable best efforts to (i) provide the representations referred to in Section 8.2(d) and Section 8.3(d), respectively, as of the date of the Joint Proxy Statement/Prospectus and as of the Closing Date and (ii) obtain the opinions referred to in Section 8.2(d) and Section 8.3(d), respectively.

Section 7.12. Parent Board of Directors. Prior to the Effective Time and effective as of the Effective Time, Parent shall increase the size of the Parent Board of Directors to ten (10) members. On or prior to the Effective Time, Parent shall appoint to Parent’s Board of Directors two (2) members of the Company Board of Directors as of the date hereof who are selected by the Company, prior to the time of the initial filing of the Registration Statement with the SEC, and approved by Parent (the “Company Directors”); provided further that Parent shall be required to approve at least two (2) members of the Company Board of Directors who are selected by the Company in accordance with the foregoing and presented to Parent for approval; provided, however, that if any of such Company-selected directors become unable or unwilling to serve on the Parent Board of Directors, then the Company may select prior to the Effective Time an alternative member of the Company Board of Directors who, subject to approval by Parent, will be appointed to the Parent Board of Directors as of the Effective Time.

Section 7.13. Financing.

(a) Parent shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to consummate the Financing on or before the Closing Date on the terms and subject only to the conditions described in the Financing Commitment (including any “flex” provisions applicable to the Financing Commitment (as amended, restated, amended and restated, supplemented, replaced, terminated, reduced, waived or otherwise modified in a manner not in violation of Section 7.13(b)), including by using reasonable best efforts to: (i) comply with, maintain in effect and enforce the Financing Commitment in accordance with the terms and subject to the conditions thereof, in each case until the funding of the Financing at or prior to Closing, and, once entered into, any Financing Agreement with respect thereto; (ii) negotiate Financing Agreements with respect to the Financing on the terms and subject to the conditions contained in the Financing Commitment (including any “flex” provisions) or on other terms reasonably acceptable to Parent and not in violation of Section 7.13(b); and (iii) satisfy on a timely basis (or obtain the waiver of) all conditions applicable to the Financing in the Financing Commitment and any Financing Agreements with respect thereto, in each case, to the extent within the control of Parent.

(b) Subject to the terms and conditions of this Agreement, Parent shall not agree to or permit any amendment, supplement or other modification or replacement of, or any termination or reduction of, or grant any waiver of, any condition, remedy or other provision under the Financing Commitment (other than to effect any “flex” provisions set forth in the Financing Commitment), in each case, without the prior written consent of the Company if (and only if) such amendment, supplement, modification, replacement, termination, or waiver would or would reasonably be expected to (i) reduce the net cash proceeds available from the Financing such that the Parent would not have sufficient cash proceeds to consummate the Combination (taking into account other sources of funding (other than cash of the Company and its Subsidiaries)), (ii) impose new or additional conditions or otherwise expand, amend or modify any condition precedent to the receipt of the Financing, in each case, in a manner that would reasonably be expected to (A) materially delay or prevent the Closing, or (B) make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing materially less likely to occur, or (iii) adversely impact in any material respect the ability of Parent to enforce its or their rights against the other parties to the Financing Commitment; it being understood that notwithstanding the foregoing, Parent may (1) replace, amend, supplement, or modify or consent to the replacement, amendment, supplement or modification of the Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Financing Commitment as of the date of this Agreement, and/or (2) make or permit assignments and replacements of an individual lender under the Financing Commitment in connection with the syndication of the Financing; provided that Parent may, without the Company’s prior written consent: (i) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Financing Commitment or any Financing Agreements that would not, and would not reasonably be expected to, (A) reduce the amount of the Financing contemplated by the Financing Commitment that would cause the net proceeds of the Financing to fall below an amount necessary to consummate the Combination, (B) adversely affect the ability of Parent to enforce its rights against any other party to the Financing Commitment or the Financing Agreements, in each case, as so amended, replaced, supplemented or otherwise modified, in each case, not in violation of Section 7.13 of this Agreement, relative to the ability of Parent to enforce its rights against the Financing Sources as in effect on the date hereof, (C) prevent, materially delay or impede the consummation of the Combination, the Financing or the other transactions contemplated by this Agreement upon the satisfaction of the conditions set forth in the Financing Commitment, or (D) impose any new or additional conditions, or otherwise expand any of the conditions, in a manner that would be materially adverse to the availability and funding of Financing as contemplated by the Financing Commitment. Promptly following any amendment, supplement, modification, replacement, termination, reduction or waiver of the Financing Commitment in accordance with this Section 7.13(b), Parent shall deliver a copy thereof to the Company and (x) references herein to the “Commitment Letter,” “Fee Letter,” and/or “Financing Commitment” shall be deemed to include such documents as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 7.13(b), and (y) references to “Financing” shall include the financing contemplated by the Financing Commitment as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 7.13(b).

Section 7.14. Financing Assistance.

(a) Prior to and until the Closing, the Company shall use its reasonable best efforts to and shall use its reasonable best efforts to cause its Subsidiaries to use their reasonable best efforts to, and the Company and each of its Subsidiaries shall each use their reasonable best efforts to cause the respective officers, employees, agents and representatives of the Company and its Subsidiaries to use their reasonable best efforts to, (1) provide to Parent and Merger Sub 2, as applicable, (x) audited consolidated financial statements of the Company covering the three fiscal years immediately preceding the Closing for which audited consolidated financial statements are then currently available, unaudited financial statements (excluding footnotes) for any regular quarterly interim fiscal period or periods of the Company ended after the date of the most recent audited financial statements and at least 45 days prior to the Closing Date (within 45 days after the end of each such period) and (y) all documentation and other information required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and beneficial ownership regulations, but in each case, solely as relating to the Company and its Subsidiaries to the extent requested by the Parent and the Financing Sources at least ten Business Days prior to the Closing Date, which information shall be provided no later than three Business Days prior to the Closing Date and (2) provide to Parent, Merger Sub 1 and Merger Sub 2 all cooperation reasonably requested by Parent that is necessary or reasonably required in connection with the Financing, including the following: (i) using reasonable best efforts to cause the Company’s and its Subsidiaries’ senior officers and other representatives to participate in meetings and calls, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies, investors and prospective lenders on reasonable advance notice to the extent practicable; (ii) using reasonable best efforts to assist with the preparation of appropriate and customary materials for rating agency presentations, offering and syndication documents (including any customary offering or private placement memoranda to be prepared for any debt securities offering in connection with the Financing Commitment), bank information memoranda, business projections, customary pro forma financial statements reflecting the Combination and the Financing; provided, that such assistance will be limited to providing financial information reasonably required to allow Parent to prepare such pro forma financial statements, and any other marketing documentation and similar documents reasonably required in connection with the Financing (and executing customary representation letters in connection herewith); provided, that any such marketing materials shall reflect that one or more of Parent and its Subsidiaries will be the obligors at Closing and that the Company and its Subsidiaries shall have no obligations thereunder unless and until the Effective Time occurs; (iii) using reasonable best efforts to assist with the preparation of any pledge, security and other collateral documents, any loan agreement, currency or interest hedging agreement, other definitive financing documents on terms reasonably satisfactory to Parent, or other certificates, resolutions, consents or documents as may be reasonably requested by Parent and usual and customary for transactions of the type contemplated by the Financing Commitment; provided that no obligation of the Company or any of its Subsidiaries under any such document or agreement shall be effective or filed in the public record until the Effective Time; (iv) using reasonable best efforts to facilitate the pledging of collateral, provided that no pledge shall be effective or public filing be made until the Effective Time; (v) using reasonable best efforts to facilitate the pay-off of any Existing Indebtedness of the Company and its Subsidiaries and to arrange for the receipt of customary pay-off documentation evidencing the satisfaction and discharge of such Existing Indebtedness and the release of related Liens and termination of security interests with respect thereto, in each case, in form and substance reasonably acceptable to the Financing Sources; (vi) using reasonable best efforts to furnish to Parent, Merger Sub 1 and Merger Sub 2 and the Financing Sources, as promptly as reasonably practicable, with (A) all Required Information, including, without limitation, customary pertinent financial, business and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent and including in any event the financial statements required under Paragraph 9 of Annex III of the Commitment Letter, including any additional financial information and data regarding the Company and its Subsidiaries reasonably requested by Parent or the Financing Sources in connection with the Financing, (B) other financial data necessary or reasonably required to permit Parent to prepare customary pro forma financial statements in form and substance reasonably acceptable to the Financing Sources reflecting the Combination and the Financing, and (C) any supplements to the Required Information on a reasonably current basis to the extent that any Required Information, to the knowledge of the Company, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading; (vii) [reserved]; (viii) [reserved], (ix) using reasonable best efforts to cause the independent auditors of the Company to assist and cooperate with Parent in connection with the Financing, including by providing consent to offering memoranda, registration statements and/or prospectus that include or incorporate the Company’s consolidated financial information and their reports thereon, and customary comfort letters (including “negative assurance” and change period comfort) with respect to financial information relating to the Company and its Subsidiaries, (x) [reserved], (xi) using reasonable best efforts to cooperate with the Financing Sources’ due diligence requests and review, to the extent reasonably requested in connection with the Financing, (xii) [reserved], (xiii) using reasonable best efforts to request that its independent accountants cooperate with and assist Parent in preparing customary and appropriate information packages and offering and private placement memoranda or other offering materials as the Financing Sources may reasonably request for use in connection with the offering and/or syndication of debt securities, loan participations and other matters contemplated with respect to the Financing, in obtaining third party consents in connection with such financing, and in extinguishing Existing Indebtedness for borrowed money of the Company and its Subsidiaries and releasing liens securing such Existing Indebtedness, in each case to take effect at the Effective Time, (xiv) [reserved], and (xv) using reasonable best efforts to take such actions as are reasonably requested by the Parent or the Financing Sources to facilitate the satisfaction of all conditions precedent to obtaining the Financing to the extent within the control of the Company (including delivery of the stock and other equity certificates of the Company and its Subsidiaries to the Parent); provided that until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall (A) be required to pay any fees, expenses or other amounts in connection with the Financing, (B) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing or (C) be required to incur any liability in connection with the Financing. For the avoidance of doubt, the Board of Directors of the Company and each of its Subsidiaries, in each case as constituted prior to the Effective Time, shall not be required to adopt any resolutions or take any other action in connection with the authorization of any of the Financing, or otherwise contingent upon the occurrence of the Effective Time.

(b) All material non-public information regarding the Company and its Subsidiaries provided to Parent, Merger Sub 1, Merger Sub 2 and their respective Representatives pursuant to this Section 7.14 shall be kept confidential by them in accordance with the Confidentiality Agreement. The Company hereby consents to (i) the use of all of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to nor is reasonably likely to harm or disparage the Company or any of its

Subsidiaries, the reputation or goodwill of the Company or any of its Subsidiaries or any of their assets, including their logos and marks and (ii) Parent sharing confidential information regarding the Company with Financing Sources as “representatives” of Parent under the Confidentiality Agreement.

(c) If requested by Parent, the Company shall use reasonable best efforts to, and shall cause its Subsidiaries to use reasonable best efforts to provide any other cooperation reasonably requested by Parent to facilitate the assumption by the Surviving Corporation and the Surviving Company of any or all Existing Indebtedness of the Company and/or its Subsidiaries, including the Convertible Senior Note Indentures and the Convertible Senior Notes thereunder (including, if elected by Parent, delivering such certificates or other documents and taking such actions (and using reasonable best efforts to cause the applicable lenders, agents, and/or trustees in respect thereof to take such actions) as may be required as may be required in connection therewith by the applicable credit agreements, indentures or other definitive documents governing such Indebtedness) effective as of (or at Parent’s election, following) the Effective Time.

(d) Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses (including professional fees and expenses of accountants, legal counsel and other advisors (limited, in the case of counsel, to one primary counsel to the Company)) to the extent such costs are incurred by the Company or its Subsidiaries in connection with such cooperation provided by the Company, its Subsidiaries, their respective officers, employees and other representatives pursuant to the terms of this Section 7.14(d), or in connection with compliance with its obligations under this Section 7.14, and Parent hereby agrees to indemnify and hold harmless the Company and its Subsidiaries and their respective officers, employees, agents and representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Financing, any information utilized in connection therewith (other than arising from information provided by the Company or its Subsidiaries) and any misuse of the logos or marks of the Company or its Subsidiaries, except to the extent that such liabilities or losses arose out of or result from the willful misconduct of the Company, any of its Subsidiaries or any of their respective representatives.

(e) From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, the Company shall promptly give written notice with particularity upon the occurrence of any “Default” or “Event of Default” that has occurred or is threatened in writing under any of the indentures governing the Convertible Senior Notes or the Existing Credit Agreement (in each case, with “Default” and “Event of Default” having the meanings provided in such document)..

(f) Parent, Merger Sub 1 and Merger Sub 2 each acknowledge and agree that obtaining the Financing is not a condition to the Closing. If the Financing has not been obtained, Parent, Merger Sub 1 and Merger Sub 2 will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VIII, to consummate the Combination.

(g) The Company will be deemed have performed this Section 7.14 unless and until (i) Parent provides written notice (the “Non-Cooperation Notice”) to the Company of any alleged failure to comply, or action or failure to act which could be believed to be a breach of this Section 7.14, (ii) Parent includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which shall not require the Company to provide any cooperation that it would not otherwise be required to provide under this Section 7.14) and (iii) the Company fails to take the actions specified in such Non-Cooperation Notice within five Business Days from receipt of such Non-Cooperation Notice. Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 8.2(b), as it applies to the Company’s obligations under this Section 7.14, will be deemed to be satisfied if the Company’s failure to perform its obligations under this Section 7.14, if any, did not cause the failure of the Financing to be obtained.

Section 7.15. Convertible Notes; Capped Call Options. To the extent any of the Convertible Senior Notes or any Capped Call Options are still outstanding at the Effective Time, the Company shall (i) give all notices and take all other actions that may be required under or in connection with the Capped Call Options and the Convertible Senior Notes (it being agreed that the Company will provide copies of any such notice to the Parent at least three Business Days prior to delivering any such notice, and all such notices and actions not required by the terms of the Convertible Senior Notes, the Convertible Senior Notes Indentures or the Capped Call Documentation will be subject to the prior approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed)); (ii) use reasonable best efforts to provide all assistance reasonably requested by Parent that are customary or necessary in connection therewith, including the execution and delivery by the Company, its Subsidiaries or their Representatives (as applicable) of customary officers’ certificates, supplemental indentures and in connection with the delivery by Parent’s counsel of legal opinions to each trustee under the Convertible Senior Notes Indentures, to the extent such certificates, supplemental indentures and opinions are required thereby; (iii) use reasonable best efforts to, if requested by Parent, take all actions required to facilitate the settlement of the Capped Call Options in connection with the Closing (it being understood that (A) any such settlement will be subject to the terms of the Capped Call Documentation, as such terms may be amended or modified from time to time with the prior written consent of Parent and (B) no such settlement shall be effective prior to the Effective Time); and (iv) not amend, modify, settle or terminate the Capped Call Options without the prior written consent of Parent (other than any modification, adjustment or termination made by counterparties to the Capped Call Documentation without the need for consent of or agreement by the Company pursuant to the terms of the Capped Call Documentation).

Section 7.16. Parent Vote at Merger Subs. Promptly and in any event within 24 hours after the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub 1 and Merger Sub 2, will execute and deliver to the Company a written consent adopting this Agreement in accordance with the DGCL.

Section 7.17. NASDAQ Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing (subject to official notice of issuance) on NASDAQ at or prior to the Effective Time.

Section 7.18. Parent Charter Amendment. Subject to obtaining the Required Parent Vote in connection with the adoption and approval of the Parent Charter Amendment, Parent shall take all action necessary to make the Parent Charter Amendment effective prior to the Effective Time.

Section 7.19. Resignations of Directors. The Company shall use reasonable best efforts to obtain and deliver to Parent prior to the Closing Date (to be effective as of the Effective Time) the resignation of each director of the Company (in each case, in their capacities as directors, and not employees).

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1. Conditions to Each Party’s Obligation to Effect the Combination. The obligations of the Company, Parent, Merger Sub 1 and Merger Sub 2 to effect the Combination are subject to the satisfaction or waiver (to the extent permitted by applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company shall have obtained the Required Company Vote in connection with the approval and adoption of this Agreement.

(b) Parent Stockholder Approval. Parent shall have obtained the Required Parent Vote in connection with the approval of the Parent Share Issuance and the approval and adoption of the Parent Charter Amendment by the stockholders of Parent.

(c) No Injunctions or Restraints, Illegality. No statute, rule, regulation, executive order, decree or ruling shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other U.S. governmental authority of competent jurisdiction shall be in effect, having the effect of preventing or materially impairing the consummation of the Merger; provided, however, that the receipt by Parent or the Company of a form letter from the FTC Bureau of Competition, substantially in the form announced and disclosed by the FTC on August 3, 2021, shall not result in a failure of the condition set forth in this Section 8.1(c) to be satisfied.

(d) Governmental Entity Consents and Approvals. The consents, approvals, waivers, authorizations and approvals of, and filings with, Governmental Entities that are required pursuant to the HSR Act or listed on Schedule 8.1(d) shall have been obtained or made, as applicable, and shall be in full force and effect, and any applicable notice or waiting periods or extensions thereof required by Law, and any commitments by the parties not to close before a certain date under a timing agreement entered into with Governmental Entities, to have expired or terminated shall have expired or been terminated.

(e) Parent Charter Amendment. The Parent Charter Amendment shall have been duly filed with the Secretary of State.

(f) NASDAQ Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

(g) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC.

Section 8.2. Additional Conditions to Obligations of Parent, Merger Sub 1 and Merger Sub 2. The obligations of Parent, Merger Sub 1 and Merger Sub 2 to effect the Combination are subject to the satisfaction, or waiver (to the extent permitted by applicable Law) by Parent, on or prior to the Closing Date, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Sections 3.1, 3.5, 3.6(b) and (f), 3.24, 3.27(a), 3.28 and 3.32 shall be true and correct in all material respects, in each case at as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date or time, in which case as of such earlier date or time); (ii) the representations and warranties of the Company contained in Section 3.6(a) and 3.6(d) shall be true and correct in all respects except, in each case, for such inaccuracies as are de minimis, in each case at as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date or time, in which case as of such earlier date or time); (iii) the representations and warranties of the Company contained in Section 3.9(a) shall be true and correct in all respects at as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date; and (iv) all other representations and warranties of the Company set forth in this Agreement shall be true and correct at as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date or time, in which case as of such earlier date or time), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate of an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate of an executive officer of the Company to such effect.

(c) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred after the date hereof.

(d) Tax Opinion. Parent shall have received from Willkie Farr & Gallagher, counsel to Parent, on the Closing Date, a written opinion dated as of such date in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of certain facts, representations and assumptions set forth in such opinion, for U.S. federal income tax purposes, the Combination will be treated as a reorganization qualifying under Section 368(a) of the Code. The condition set forth in this Section 8.2(d) shall not be waivable after receipt of the approval and adoption of this Agreement by the stockholders of Parent unless further stockholder approval is obtained with appropriate disclosure. If Willkie Farr & Gallagher LLP is unable or unwilling to provide such opinion, then Parent, Merger Sub 1, Merger Sub 2 and the Company will use reasonable best efforts to jointly appoint another independent tax advisor of national reputation to deliver such opinion.

Section 8.3. Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction of, or waiver (to the extent permitted by applicable Law) by the Company, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 contained in Sections 4.1, 4.5, 4.6(c), 4.14, 4.15, 4.16(a), 4.17 and 4.18 shall be true and correct in all material respects at as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date or time, in which case as of such earlier date or time), (ii) the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 contained in 4.6(a) and 4.6(b) shall be true and correct in all respects except, in each case, for such inaccuracies as are de minimis, in each case at as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date or time, in which case as of such earlier date or time); (iii) the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 contained in Section 4.9(a) shall be true and correct in all respects at as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date, and (iv) all other representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in this Agreement shall be true and correct at as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date or time, in which case as of such earlier date or time), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate of an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date. The Company shall have received a certificate of an executive officer of Parent to such effect.

(c) Parent Material Adverse Effect. No Parent Material Adverse Effect shall have occurred after the date hereof.

(d) Tax Opinion. The Company shall have received from Wilson Sonsini Goodrich & Rosati, counsel to the Company, on the Closing Date, a written opinion dated as of such date in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of certain facts, representations and assumptions set forth in such opinion, for U.S. federal income tax purposes, the Combination will be treated as a reorganization qualifying under Section 368(a) of the Code. The condition set forth in this Section 8.3(d) shall not be waivable after receipt of the approval and adoption of this Agreement by the stockholders of the Company unless further stockholder approval is obtained with appropriate disclosure. If Wilson Sonsini Goodrich & Rosati is unable or unwilling to provide such opinion, then Parent, Merger Sub 1, Merger Sub 2 and the Company will use reasonable best efforts to jointly appoint another independent tax advisor of national reputation to deliver such opinion.

ARTICLE IX

TERMINATION

Section 9.1. Termination. This Agreement may be terminated and the Combination abandoned at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Parent:

(a) By mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

(b) By either the Company or Parent if the Effective Time shall not have occurred on or before the 12 month anniversary of the date of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose breach of any provision of this Agreement has been the primary cause of the failure of the Effective Time to occur on or before the Termination Date;

(c) By either the Company or Parent if any Governmental Entity shall have issued an order, decree or ruling or taken any other action, that has the effect, in each case, of permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and non-appealable; provided that the party hereto seeking to terminate this Agreement pursuant to this Section 9.1(c) shall have used its reasonable best efforts to remove such restraint or prohibition as required by this Agreement; and provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto whose breach of any provision of this Agreement results in the imposition of such order, decree or ruling or the failure of such order, decree or ruling to be resisted, resolved or lifted;

(d) By either the Company or Parent if (i) the approval by the stockholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required Company Vote at the Company Stockholders Meeting (or any adjournment or postponement thereof) or (ii) the approval by the stockholders of Parent required for the Parent Share Issuance and the Parent Charter Amendment shall not have been obtained by reason of the failure to obtain the Required Parent Vote at the Parent Stockholders Meeting (or any adjournment or postponement thereof); provided, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any party hereto whose breach of Section 7.1(c) or Section 7.1(f), as applicable, resulted in the failure of the requisite vote to be obtained;

(e) By Parent prior to the Company Stockholders Meeting, if (i) there shall have been a Company Change of Recommendation or the Company Board of Directors shall have approved or recommended a Company Superior Proposal (or the Company Board of Directors resolves to do any of the foregoing), (ii) the Company or any of its Subsidiaries shall have entered into any definitive acquisition agreement, merger agreement or similar definitive agreement to consummate a Company Alternative Acquisition Proposal, whether or not permitted by Section 7.4 or (iii) the Company shall be in Intentional Breach of its obligations pursuant to Section 7.4;

(f) By the Company, prior to receipt of the Required Company Vote, if the Company Board of Directors shall have authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Company Superior Proposal in compliance with the applicable provisions of Section 7.4(f); provided that, substantially concurrently with and as a condition to such termination, the Company enters into such Alternative Acquisition Agreement and pays (or causes to be paid) to Parent the Company Termination Fee plus any Enforcement Expenses as specified in Section 9.2(e);

(g) By the Company if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent, Merger Sub 1 or Merger Sub 2 contained in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and (i) such breach is not reasonably capable of being cured, or (ii) if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (A) 30 days following notice of such breach and (B) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(g) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(h) By Parent if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and (i) such breach is not reasonably capable of being cured or (ii) if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (A) 30 days following notice of such breach and (B) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(h) if Parent, Merger Sub 1 or Merger Sub 2 is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(i) By the Company prior to the Parent Stockholders Meeting, if (i) there shall have been a Parent Change of Recommendation or the Parent Board of Directors shall have approved or recommended a Parent Superior Proposal (or the Parent Board of Directors resolves to do any of the foregoing), (ii) Parent or any of its Subsidiaries shall have entered into any definitive acquisition agreement, merger agreement or similar definitive agreement to consummate a Parent Alternative Acquisition Proposal, whether or not permitted by Section 7.5, or (iii) Parent shall be in Intentional Breach of its obligations pursuant to Section 7.5.

Section 9.2. Effect of Termination.

(a) Any termination of this Agreement under Section 9.1 will be effective (subject to the cure periods provided above) immediately upon the delivery of a valid written notice of the terminating party to the other parties. In the event of the valid termination of this Agreement by either the Company or Parent pursuant to Section 9.1, there shall be no liability or obligation on the part of Parent, Merger Sub 1, Merger Sub 2 or the Company or their respective officers, directors Affiliates or Representatives, except (i) with respect to this Section 9.2 and Article X and (ii) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms. Notwithstanding anything to the contrary in the Confidentiality Agreement, the Confidentiality Agreement, and the confidentiality, use, employee non-solicitation and other restrictions and obligations set forth in the Confidentiality Agreement, shall continue in full force and effect until the later of (A) the time when they would otherwise expire under the Confidentiality Agreement and (B) the first anniversary of the date on which this Agreement is terminated; provided that, termination of this Agreement shall not relieve any party from any liability or damages incurred or suffered by a party to the extent such liability or damages were the result of, actual and intentional common law fraud under the laws of the State of Delaware or any Intentional Breach of any covenant or agreement occurring prior to such termination.

(b) If Parent shall terminate this Agreement pursuant to Section 9.1(e), then the Company shall pay to Parent, not later than two Business Days following such termination, an amount in cash equal to the Company Termination Fee plus any Enforcement Expenses.

(c) If (i) the Company or Parent terminates this Agreement pursuant to Section 9.1(d)(i), (ii) at or prior to the time of the Company Stockholders Meeting there shall have been publicly disclosed or announced a bona fide written Company Alternative Acquisition Proposal that has not been publicly withdrawn at least five Business Days prior to the time of the Company Stockholders Meeting and (iii) within 12 months following the termination of this Agreement, the Company consummates a Company Alternative Acquisition Proposal, or enters into a definitive agreement to consummate a Company Alternative Acquisition Proposal (in each case, whether or not such Company Alternative Acquisition Proposal is the same as the original Company Alternative Acquisition Proposal publicly disclosed or announced prior to termination) and the transaction contemplated thereby is subsequently consummated (regardless of whether such consummation occurs within such 12-month period), then the Company shall pay, or cause to be paid, to Parent, not later than two Business Days after the consummation of the applicable transaction the Company Termination Fee plus any Enforcement Expenses less the expense reimbursement payment contemplated by Section 9.2(j) to the extent previously paid.

(d) If (i) Parent terminates this Agreement (A) pursuant to Section 9.1(b) and the failure of the Effective Time to occur on or before the Termination Date was primarily attributable to a breach of any provision of this Agreement by the Company (other than Section 7.14) or (B) pursuant to Section 9.1(h), (ii) at or prior to the time of such termination there shall have been publicly disclosed or announced a bona fide written Company Alternative Acquisition Proposal that has not been publicly withdrawn at least five Business Days prior to the time of such termination and (iii) within 12 months following the termination of this Agreement, the Company consummates a Company Alternative Acquisition Proposal, or enters into a definitive agreement to consummate a Company Alternative Acquisition Proposal (in each case, whether or not such Company Alternative Acquisition Proposal is the same as the original Company Alternative Acquisition Proposal publicly disclosed or announced prior to termination) and the transaction contemplated thereby is subsequently consummated (regardless of whether such consummation occurs within such 12-month period), then the Company shall pay, or cause to be paid, to Parent, not later than two Business Days after the consummation of the applicable transaction the Company Termination Fee plus any Enforcement Expenses.

(e) If the Company shall terminate this Agreement pursuant to Section 9.1(f), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee substantially concurrently with such termination, plus any Enforcement Expenses.

(f) If the Company shall terminate this Agreement pursuant to Section 9.1(i), then Parent shall pay to the Company, not later than two Business Days following such termination, an amount in cash equal to the Parent Termination Fee plus the Enforcement Expenses.

(g) If (i) the Company or Parent terminates this Agreement pursuant to Section 9.1(d)(ii), (ii) at or prior to the time of the Parent Stockholders Meeting there shall have been publicly disclosed or announced a bona fide written Parent Alternative Acquisition Proposal that has not been publicly withdrawn at least five Business Days prior to the time of the Parent Stockholders Meeting and (iii) within 12 months following the termination of this Agreement, Parent consummates a Parent Alternative Acquisition Proposal, or enters into a definitive agreement to consummate a Parent Alternative Acquisition Proposal (in each case, whether or not such Parent Alternative Acquisition Proposal is the same as the original Parent Alternative Acquisition Proposal publicly disclosed or announced prior to termination) and the transaction contemplated thereby is subsequently consummated (regardless of whether such consummation occurs within such 12-month period), then Parent shall pay, or cause to be paid, to the Company, not later than two Business Days after the consummation of the applicable transaction the Parent Termination Fee plus any Enforcement Expenses less the expense reimbursement payment contemplated by Section 9.2(i) to the extent previously paid.

(h) If (i) the Company terminates this Agreement (A) pursuant to Section 9.1(b) and the failure of the Effective Time to occur on or before the Termination Date was primarily attributable to a breach of any provision of this Agreement by Parent or (B) pursuant to Section 9.1(g), (ii) at or prior to the time of such termination there shall have been publicly disclosed or announced a bona fide written Parent Alternative Acquisition Proposal that has not been publicly withdrawn at least five Business Days prior to the time of such termination and (iii) within 12 months following the termination of this Agreement, Parent consummates a Parent Alternative Acquisition Proposal, or enters into a definitive agreement to consummate a Parent Alternative Acquisition Proposal (in each case, whether or not such Parent Alternative Acquisition Proposal is the same as the original Parent Alternative Acquisition Proposal publicly disclosed or announced prior to termination) and the transaction contemplated thereby is subsequently consummated (regardless of whether such consummation occurs within such 12-month period), then Parent shall pay, or cause to be paid, to the Company, not later than two Business Days after the consummation of the applicable transaction the Parent Termination Fee plus any Enforcement Expenses.

(i) If the Company or Parent shall terminate this Agreement pursuant to Section 9.1(d)(ii) and at the time of such termination the Company Stockholders Meeting has been held and the Required Company Vote was obtained at the Company Stockholders Meeting (subject to any adjournment or postponement thereof), then Parent shall pay to the Company a transaction expense reimbursement amount of $50,000,000 within two Business Days after such termination.

(j) If the Company or Parent shall terminate this Agreement pursuant to Section 9.1(d)(i) and at the time of such termination the Parent Stockholders Meeting has been held and the Required Parent Vote was obtained at the Parent Stockholders Meeting (subject to any adjournment or postponement thereof), then the Company shall pay to Parent a transaction expense reimbursement amount of $50,000,000 within two Business Days after such termination.

(k) All payments under this Section 9.2 by (i) the Company shall be made by wire transfer of immediately available funds to an account designated by Parent, and (ii) Parent shall be made by wire transfer of immediately available funds to an account designated by the Company.

(l) For purposes of this Section 9.2, (i) the term “Company Alternative Acquisition Proposal” shall have the meaning assigned to such term in Section 10.12, except that the reference to “more than 20%” in the definition of “Company Alternative Acquisition Proposal” shall be deemed to be a reference to “more than 50%” and (ii) the term “Parent Alternative Acquisition Proposal” shall have the meaning assigned to such term in Section 10.12, except that the reference to “more than 20%” in the definition of “Parent Alternative Acquisition Proposal” shall be deemed to be a reference to “more than 50%”.

(m) Each of the Company and Parent acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation, and that, without these agreements, the other party would not enter into this Agreement. Therefore, the Company Termination Fee or Parent Termination Fee, as applicable, if, as and when required to be paid pursuant to this Section 9.2 will not constitute a penalty but rather liquidated damages in a reasonable amount that will compensate Parent or the Company in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Combination. If the Company or Parent fails to pay promptly the amounts due pursuant to this Section 9.2, such party will also pay to the other party such other party’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the unpaid amount under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal (such expenses, “Enforcement Expenses”). Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate. For the avoidance of doubt, in no event shall the Company be required to pay or cause to be paid under this Section 9.2 the Company Termination Fee or Parent Termination Fee, as applicable, more than once.

Section 9.3. Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made that by Law requires further approval by such stockholders, without approval by such stockholders; provided, any amendment to this Section 9.3 or Section 10.3, Section 10.4(a), Section 10.4(b), and Section 10.4(c), Section 10.9, and Section 10.13, in each case to the extent that such amendment would adversely affect the material interests of a Financing Source, shall also be approved by such Financing Source. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE X

MISCELLANEOUS

Section 10.1. Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X.

Section 10.2. Disclosure Schedules. The inclusion of any information in the Disclosure Schedules accompanying this Agreement will not be deemed an admission or acknowledgment, in and of itself, solely by virtue of the inclusion of such information in such Disclosure Schedule, that such information is required to be listed in such Disclosure Schedule or that such information is material to any party or the conduct of the business of any party.

Section 10.3. Successors and Assigns. No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect; provided, however, that (i) Merger Sub 1 or Merger Sub 2 may assign its rights and obligations under this Agreement to another direct Wholly Owned Subsidiary of Parent and (ii) the Parent, Merger Sub 1 or Merger Sub 2 may assign its respective rights under this Agreement to any Financing Source pursuant to the terms of the Financing Commitment for purposes of creating a security interest herein or otherwise assigning as collateral its respective rights in respect of the Financing; provided, however, such assignment will not relieve Parent, Merger Sub 1 or Merger Sub 2 of its obligations hereunder; and provided, further, that in the event Parent, Merger Sub 1 or Merger Sub 2 assigns this Agreement pursuant to Section 10.3(ii), the Financing Commitment may be modified as applicable to the extent required to reflect such assignment, in each case without the consent of the Company. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto. No assignment or purported assignment of this Agreement by any party hereto shall be valid if and to the extent such assignment affects the treatment of the Combination under Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

Section 10.4. Governing Law; Jurisdiction; Specific Performance.

(a) This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in another State court in Delaware or the United States District Court for the District of Delaware.

(b) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING, BUT NOT LIMITED TO, ANY DISPUTE ARISING OUT OF, OR RELATING TO, THE FINANCING COMMITMENT OR THE FINANCING OR THE PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4(B).

(c) Notwithstanding anything in this Agreement to the contrary, each of the parties hereto acknowledges and agrees: (i) that any proceeding, whether in Law or in equity, in contract, in tort, or otherwise, involving the Financing Sources arising out of, or relating to, this Agreement or any of the transactions contemplated by this Agreement, including the performance of services thereunder or related thereto, will be subject to the exclusive jurisdiction of any state or federal court sitting in the state of New York in the borough of Manhattan and any appellate court thereof, and each of the parties hereto submits for itself and its property with respect to any such proceeding, to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone in bringing any such proceeding in any other court, or (iii) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such proceeding in any such court; and (iv) any such proceeding will be governed and construed in accordance with the Laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would case the application of the laws of any jurisdiction other than the State of New York; provided, however, that on or prior to the Closing Date, the definition of Company Material Adverse Effect and the representations and warranties set forth in this Agreement shall, for the purposes of the Financing Commitment or the Financing Agreements executed in connection therewith or the transactions contemplated thereby, be governed by the laws of the State of Delaware, without reference to the choice of law doctrine of such state.

(d) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, except, in each case, as may be limited by Section 9.2). Any requirements for the securing or posting of any bond with such remedy are waived.

Each party agrees that it will use reasonable best efforts to cooperate with the other parties hereto in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance to attempt to fully resolve any dispute between the parties prior to the Termination Date.

Section 10.5. Expenses. All fees and expenses incurred in connection with the Combination including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby and thereby, shall be the obligation of the respective party incurring such fees and expenses, except (a) Parent and the Company shall each bear and pay one-half of the expenses incurred in connection with the filing with the SEC of the Registration Statement and Joint Proxy Statement/Prospectus, and (b) as provided in Section 9.2.

Section 10.6. Severability; Construction; Certain Interpretations.

(a) In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, such provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

(c) Unless the context of this Agreement otherwise requires, (i) when a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, that reference is to an Article, Section, Schedule or Exhibit to this Agreement, as applicable, and (ii) references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When used in this Agreement, (A) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (B) the phrase “the date hereof” will be construed to refer to the date of this Agreement; (C) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation”; (D) the words “neither,” “nor,” “any,” “either” and “or” are not exclusive; (E) the rule known as the ejusdem generis rule will not apply, and accordingly, general words introduced by the word “other” will not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; (F) the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (G) references to “$” or “Dollars” are references to United States dollars; (H) references to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions; (I) unless the context otherwise requires, references to any Person include references to such Person’s successors and permitted assigns, and, in the case of any Governmental Entity, to any Person succeeding to its functions and capacities; (J) unless the context otherwise requires, references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person; (K) references to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by electronic delivery, and “written” will be construed in the same manner; (L) references to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date; (M) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, and any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto; (N) the phrases “furnished,”

“provided,” “delivered” or “made available” or words of similar import when used with respect to documents or other information means that such documents or information have been physically or electronically delivered to the relevant party prior to the date of this Agreement, including by being (1) posted to the virtual data room managed by the Company in connection with the Merger at least one calendar day prior to the execution of this Agreement or (2) filed with or furnished to the SEC and available on EDGAR; (O) references to “ordinary course” or “ordinary course of business” refers to the ordinary course of business of the applicable Person and its Subsidiaries and shall include any action taken by such Person and its Subsidiaries reasonably and in good faith to respond to any COVID-19 Measures; (P) references to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively; and (Q) references to a number of days will refer to calendar days unless Business Days are specified and references to a “month” means a calendar month. Unless otherwise indicated, (1) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (2) if the last day of such period is not a Business Day, then the period in question will end on the next Business Day; (3) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (4) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). All amounts in this Agreement will be paid in Dollars, and if any amounts, costs, fees or expenses incurred by any party pursuant to this Agreement are denominated in a currency other than Dollars, to the extent applicable, the Dollar equivalent for such costs, fees and expenses will be determined by converting such other currency to Dollars at the foreign exchange rates published by Bloomberg or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time such amount, cost, fee or expense is incurred. If the resulting conversion yields a number that extends beyond two decimal points, it will be rounded to the nearest penny. Except as otherwise provided in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP. An item arising with respect to a specific representation or warranty will be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent that any such phrase appears in such representation or warranty, if there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that is related to the subject matter of such representation or such item is otherwise specifically set forth on the balance sheet or financial statements or in the notes thereto. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document.

Section 10.7. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally on the party to whom notice is to be given; (ii) on the date sent by e-mail (provided that the sender does not receive an automatic bounce-back of non-delivery), (iii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; or (iv) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to the Company:

Zynga Inc.

699 Eighth Street

San Francisco, CA 94103

Attn: Phuong Phillips

Email: pphillips@zynga.com

Copy to (such copy not to constitute notice):

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attn:     Steven Bernard

Martin Korman

Douglas Schnell

Remi Korenblit

E-mail: sbernard@wsgr.com

mkorman@wsgr.com

dschnell@wsgr.com

rkorenblit@wsgr.com

If to Parent or Merger Sub:

Take-Two Interactive Software, Inc.

110 West 44th Street

New York, NY 10036

Attn:    Daniel Emerson

Email: Dan.Emerson@take2games.com

Copy to (such copy not to constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attn:    Adam Turteltaub

Sean Ewen

E-mail: aturteltaub@willkie.com

sewen@willkie.com

Any party may change its address for the purpose of this Section 10.7 by giving the other party written notice of its new address in the manner set forth above.

Section 10.8. Entire Agreement. This Agreement, the Parent Support Agreement and the Company Support Agreement and the Confidentiality Agreement contain the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All Exhibits and Schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

Section 10.9. Parties in Interest. Except for (i) the rights of the Company stockholders to receive the Merger Consideration (following the Effective Time) in accordance with the terms of this Agreement (of which the stockholders are the intended beneficiaries following the Effective Time) and (ii) the rights to continued indemnification and insurance pursuant to Section 6.3 hereof (of which the Persons entitled to indemnification or insurance, as the case may be, are the intended beneficiaries following the Effective Time), nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns; provided, however, that it is specifically intended that the Financing Sources (with respect to Section 9.3 (Amendment), Section 10.3 (Successors and Assigns), Section 10.4(a), 10.4(b), and 10.4(c) (Governing Law; Jurisdiction; Specific Performance), Section 10.9 (Parties in Interest), and Section 10.13 (Financing Sources)) are express third-party beneficiaries of this Agreement; provided, further that the Company Directors are express third-party beneficiaries with respect to Section 7.12 (Parent Board of Directors) with express rights of enforcement; provided, further that (A) the Indemnified Persons shall be third-party beneficiaries with respect to Section 6.3 (Indemnification Continuation), of this Agreement and (B) following the termination of this Agreement, the Company may seek damages on behalf of the holders of shares of Company Common Stock (which Parent, Merger Sub 1, and Merger Sub 2 acknowledge and agree may include damages based on a decrease in share value or lost premium). The rights granted pursuant to clause (B) of the preceding sentence will only be enforceable on behalf of the holders of shares of Company Common Stock by the Company, in its sole and absolute discretion, as agent for such holders, and it is understood and agreed that any and all interests in such claims will attach to such shares of the Company Common Stock and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (i) distributed, in whole or in part, by the Company to such holders as of any date determined by the Company or (ii) retained by the Company for the use and benefit of the Company in any manner that the Company deems fit. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Company or Parent. No provision of this Agreement shall give any third parties any right of subrogation or action over or against the Company or Parent.

Section 10.10. Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

Section 10.11. Counterparts. This Agreement may be executed in counterparts, (including by facsimile or other electronic transmission) each of which shall be deemed an original, but all of which shall constitute the same instrument.

Section 10.12. Definitions. As used in this Agreement:

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person.

“Board of Directors” shall mean the Board of Directors of any specified Person and any committees thereof.

“Business Day” shall mean any day other than (a) Saturday or Sunday or (b) any other day on which banks in the City of New York, NY or San Francisco, CA are permitted or required to be closed.

“Capped Call Documentation” means (a)(i) the letter agreement confirmation, dated June 11, 2019, between the Company and Bank of America, N.A., with respect to the Convertible Senior Notes due 2024, (ii) the letter agreement, dated June 11, 2019, between the Company and Bank of America, N.A., with respect to the Convertible Senior Notes due 2024, (iii) the additional letter agreement confirmation, dated June 13, 2019, between the Company and Bank of America, N.A., with respect to the Convertible Senior Notes due 2024, (iv) the additional letter agreement, dated June 13, 2019, between the Company and Bank of America, N.A., with respect to the Convertible Senior Notes due 2024, (v) the letter agreement confirmation, dated June 11, 2019, between the Company and Goldman Sachs & Co. LLC, with respect to the Convertible Senior Notes due 2024, (vi) the letter agreement, dated June 11, 2019, between the Company and Goldman Sachs & Co. LLC, with respect to the Convertible Senior Notes due 2024, (vii) the additional letter agreement confirmation, dated June 13, 2019, between the Company and Goldman Sachs & Co. LLC, with respect to the Convertible Senior Notes due 2024, (viii) the additional letter agreement, dated June 13, 2019, between the Company and Goldman Sachs & Co. LLC, with respect to the Convertible Senior Notes due 2024, (ix) the letter agreement confirmation, dated June 11, 2019, between the Company and Morgan Stanley & Co. LLC, with respect to the Convertible Senior Notes due 2024, (x) the letter agreement, dated June 11, 2019, between the Company and Morgan Stanley & Co. LLC, with respect to the Convertible Senior Notes due 2024, (xi) the additional letter agreement confirmation, dated June 13, 2019, between the Company and Morgan Stanley & Co. LLC, with respect to the Convertible Senior Notes due 2024, and (xii) the additional letter agreement, dated June 13, 2019, between the

Company and Morgan Stanley & Co. LLC, with respect to the Convertible Senior Notes due 2024, and (b)(i) the letter agreement confirmation, dated December 14, 2020, between the Company and Barclays Bank PLC, through its agent Barclays Capital Inc., with respect to the Convertible Senior Notes due 2026, (ii) the letter agreement, dated December 14, 2020, between the Company and Barclays Bank PLC, through its agent Barclays Capital Inc., with respect to the Convertible Senior Notes due 2026, (iii) the additional letter agreement confirmation, dated December 15, 2020, between the Company and Barclays Bank PLC, through its agent Barclays Capital Inc., with respect to the Convertible Senior Notes due 2026, (iv) the additional letter agreement, dated December 15, 2020, between the Company and Barclays Bank PLC, through its agent Barclays Capital Inc., with respect to the Convertible Senior Notes due 2026, (v) the letter agreement confirmation, dated December 14, 2020, between the Company, Bank of Montreal, acting as principal, and BMO Capital Markets Corp., acting as agent, with respect to the Convertible Senior Notes due 2026, (vi) the letter agreement, dated December 14, 2020, between the Company, Bank of Montreal, acting as principal, and BMO Capital Markets Corp., acting as agent, with respect to the Convertible Senior Notes due 2026, (vii) the additional letter agreement confirmation, dated December 15, 2020, between the Company, Bank of Montreal, acting as principal, and BMO Capital Markets Corp., acting as agent, with respect to the Convertible Senior Notes due 2026, (viii) the additional letter agreement, dated December 15, 2020, between the Company, Bank of Montreal, acting as principal, and BMO Capital Markets Corp., acting as agent, with respect to the Convertible Senior Notes due 2026, (ix) the letter agreement confirmation, dated December 14, 2020, among the Company, Deutsche Bank AG, London Branch, and Deutsche Bank Securities Inc., acting solely as agent, with respect to the Convertible Senior Notes due 2026, (x) the letter agreement, dated December 14, 2020, among the Company, Deutsche Bank AG, London Branch, and Deutsche Bank Securities Inc., acting solely as agent, with respect to the Convertible Senior Notes due 2026, (xi) the additional letter agreement confirmation, dated December 15, 2020, among the Company, Deutsche Bank AG, London Branch, and Deutsche Bank Securities Inc., acting solely as agent, with respect to the Convertible Senior Notes due 2026, (xii) the additional letter agreement, dated December 15, 2020, among the Company, Deutsche Bank AG, London Branch, and Deutsche Bank Securities Inc., acting solely as agent, with respect to the Convertible Senior Notes due 2026, (xiii) the letter agreement confirmation, dated December 14, 2020, between the Company and Goldman Sachs & Co. LLC, with respect to the Convertible Senior Notes due 2026, (xiv) the letter agreement, dated December 14, 2020, between the Company and Goldman Sachs & Co. LLC, with respect to the Convertible Senior Notes due 2026, (xv) the additional letter agreement confirmation, dated December 15, 2020, between the Company and Goldman Sachs & Co. LLC, with respect to the Convertible Senior Notes due 2026, (xvi) the additional letter agreement, dated December 15, 2020, between the Company and Goldman Sachs & Co. LLC, with respect to the Convertible Senior Notes due 2026, (xvii) the letter agreement confirmation, dated December 14, 2020, between the Company and Nomura Global Financial Products Inc., with respect to the Convertible Senior Notes due 2026, (xviii) the letter agreement, dated December 14, 2020, between the Company and Nomura Global Financial Products Inc., with respect to the Convertible Senior Notes due 2026, (xix) the additional letter agreement confirmation, dated December 15, 2020, between the Company and Nomura Global Financial Products Inc., with respect to the Convertible Senior Notes due 2026, and (xx) the additional letter agreement, dated December 15, 2020, between the Company and Nomura Global Financial Products Inc., with respect to the Convertible Senior Notes due 2026.

“Capped Call Options” means each of the call option transactions evidenced by the Capped Call Documentation with respect to the Convertible Senior Notes.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748) and any similar or successor legislation in any applicable jurisdiction, and any subsequent legislation, regulation, memorandum or executive order relating to COVID-19, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and including the Memorandum for the Secretary of the Treasury signed by President Trump on August 8, 2020.

“Commitment Letter” has the meaning assigned to such term in Section 4.19.

“Company Alternative Acquisition Proposal” shall mean any proposal or offer made by any Person (other than Parent, Merger Sub 1, or Merger Sub 2) or Group to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of more than twenty percent (20%) of any class of equity securities of the Company pursuant to a merger, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock by the Company, tender offer, exchange offer or similar transaction or (ii) any one or more assets or businesses of the Company and its Subsidiaries that constitute more than twenty percent (20%) of the consolidated revenues or assets of the Company and its Subsidiaries, taken as a whole.

“Company Benefit Plans” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other compensation and benefits plans, policies, trust funds, programs, arrangements or payroll practices, including multiemployer plans (within the meaning of Section 3(37) of ERISA), and each other stock purchase, stock option, restricted stock, profit sharing, pension, savings, severance, retention, employment, consulting, commission, change-of-control, collective bargaining, compensation, bonus, incentive, deferred compensation, fringe benefit, insurance, welfare, post-retirement health or welfare, health, life, tuition benefit, service award, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, and other benefit plan, policy, program, agreement or arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, funded, unfunded, insured or self-insured, in each case for the benefit of any current or former employees, directors, or other individual service providers of the Company or any of its Subsidiaries, that is sponsored, established, maintained, contributed to or required to be contributed to by the Company or its Subsidiaries, or under which the Company or its Subsidiaries has any current or potential liability.

“Company Board of Directors” shall mean the board of directors of the Company.

“Company Disclosure Schedule” shall mean the disclosure schedule delivered by the Company on the date hereof.

“Company Intellectual Property” shall mean all Intellectual Property used in, held for use in, or necessary to the operation of the business of the Company or any Subsidiary as such business is currently conducted.

“Company Intervening Event” means any event, change, occurrence or development occurring after the date hereof that materially affects the business, financial condition or operations of the Company and is unknown and not reasonably foreseeable to the Company Board of Directors and executive officers of the Company as of the date of this Agreement (or, if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable to the board of directors and executive officers of the Company, after due inquiry, as of the date of this Agreement), prior to obtaining the Required Company Vote; provided that the receipt, existence or terms of a Company Alternative Acquisition Proposal or Company Superior Proposal shall not be deemed to be a Company Intervening Event hereunder.

“Company Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate: has had or is reasonably likely to have, a material adverse effect on the business, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Company Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts arising out of or attributable to (i) general economic or political conditions or securities, credit, financial or other capital markets, in each case in the United States or any foreign jurisdiction, (ii) conditions generally affecting any of the industries in which the Company and its Subsidiaries operate, (iii) changes in Law, (iv) changes in GAAP, (v) the public announcement, pendency or performance of this Agreement or the transactions contemplated hereby, or the consummation of the transactions contemplated by this Agreement (provided, that the foregoing shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 3.3(iv) or with respect to the condition to Closing contained in Section 8.2(a), to the extent it relates to such representations and warranties)), (vi) acts of war, armed hostilities, sabotage, terrorism or civil unrest or any escalation or worsening of the foregoing threatened or underway as of the date of this Agreement, (vii) earthquakes, hurricanes, floods, wildfires, other natural disasters or weather conditions, epidemics, pandemics or disease outbreaks (including COVID-19) or other force majeure events, or any escalation or worsening of the foregoing underway as of the date of this Agreement, (viii) any failure by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent not otherwise excluded hereunder), (ix) any change in the market price or trading volume of the Company’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent not otherwise excluded hereunder), (x) the taking of any specific action expressly required by, or the failure to take any specific action expressly prohibited by this Agreement, (xi) any legal proceeding commenced or threatened against the Company or any of its Representatives after the date of the Agreement and arising from allegations of breach of fiduciary duties relating to the Agreement or transactions contemplated hereby or from allegations of inadequate, false or misleading public disclosure by the Company with respect to the Agreement or transactions contemplated hereby, or (xii) COVID-19 Measures or any actions taken in response to COVID-19 Measures; except, in the case of the foregoing clauses (i) or (ii) to the extent that such event, change, circumstance, effect, development or state of facts affects the Company and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other similarly situated Persons in the industries in which the Company and its Subsidiaries operate.

“Company Organizational Documents” shall mean the certificate of incorporation and bylaws of the Company, together with all amendments thereto.

“Company Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company or any Subsidiary.

“Company Products or Services” means those products and/or services currently or formerly licensed (including by offering Software as a service or platform), leased, sold, provided, in development offered for sale, developed for third parties, resold and/or distributed by the Company or its Subsidiaries.

“Company Proprietary Software” shall mean any Software that is, or is purported to be, authored by and proprietary to the Company or its Subsidiaries.

“Company PSU Award” shall mean an outstanding award of restricted stock units in respect of Company Common Stock granted pursuant to a Company Benefit Plan whose vesting is conditioned in whole or in part on the satisfaction of performance criteria.

“Company RSU Award” shall mean an outstanding award of restricted stock units in respect of Company Common Stock granted pursuant to a Company Benefit Plan whose vesting is not conditioned in any part on the satisfaction of performance criteria.

“Company Superior Proposal” shall mean any Company Alternative Acquisition Proposal (with all percentages in the definition of “Company Alternative Acquisition Proposal” increased to fifty percent (50%)) made by a Third Party that did not result from or arise out of a material breach of Section 7.4(b) by the Company that the Company Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors and considering such factors as the Company Board of Directors considers to be appropriate (including the likelihood and timing of consummation of the transactions contemplated thereby in accordance with its terms, including the prospects for obtaining required approvals and financing), contains terms that are more favorable to the Company’s stockholders than the transactions contemplated by this Agreement, taking into account all terms and conditions of such transaction (including, as applicable, any changes to the terms of this Agreement committed to by Parent to the Company in writing in response to such Company

Alternative Acquisition Proposal under the provisions of Section 7.4(f)(iii), any breakup fees, expense reimbursement provisions and financial terms). Reference to “this Agreement” in this definition shall be deemed to include any proposed alteration of the terms of this Agreement that are committed to by Parent to the Company in writing in response to such Company Alternative Acquisition Proposal under the provisions of Section 7.4(f)(iii).

“Company Termination Fee” shall mean (i) if payable in connection with a termination of this Agreement by the Company pursuant to and in accordance with Section 9.1(f) prior to the Company No-Shop Period Start Date an amount equal to $400,000,000 or (ii) if payable in any other circumstance, an amount equal to $550,000,000.

“Convertible Senior Notes” shall mean any of the Convertible Senior Notes due 2024 and the Convertible Senior Notes due 2026.

“Convertible Senior Notes due 2024” shall mean the $690,000,000 in aggregate principal amount of the Company’s 0.25% Convertible Senior Notes due 2024.

“Convertible Senior Notes due 2026” shall mean the $874,500,000 in aggregate principal amount of the Company’s 0% Senior Convertible Notes due 2026.

“Convertible Senior Notes Indentures” shall mean (i) with respect to the Company’s Convertible Senior Notes due 2024, the Indenture dated as of June 14, 2019, by and between the Company and Wells Fargo Bank, National Association (as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof); and (ii) with respect to the Company’s Convertible Senior Notes due 2026, the Indenture dated as of December 17, 2020, by and between the Company and Wells Fargo Bank, National Association (as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof).

“COVID-19” shall mean SARS-CoV-2 and its disease commonly known as COVID-19, and any evolutions or additional strains, variations or mutations thereof or any related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, vaccination or other mandatory directive imposed by applicable Law, order, writ, injunction, judgment or decree in connection with or in response to COVID-19.

“Data Protection Laws” means all applicable Laws, including, as applicable, general consumer protection laws, to the extent pertaining to data protection, data privacy, data security, data breach notification, or cross-border data transfer with respect to the Company’s or any of its Subsidiaries’ collection, use, sharing, or other processing of Personal Information.

“Data Protection Requirements” means all applicable (i) Data Protection Laws; (ii) internal and external privacy policies of the Company and its Subsidiaries describing the Company’s and/or its Subsidiaries’ collection, use, sharing, security, and other processing of Personal Information (“Privacy Policies”); (iii) terms of any contracts to which the Company is a party pertaining to data protection, data privacy, data security, or data breach notification with respect to the Company’s collection, use, storage, disclosure, or cross-border transfer of Personal Information, and (iv) the data protection, data privacy, data security, or data breach notification requirements of binding industry standards and/or codes-of-conduct with which the Company has represented compliance and that apply to the Company’s collection, use, storage, disclosure, or security of Personal Information, including, as applicable, the Payment Card Industry Data Security Standard.

“Disclosure Schedules” shall mean the Parent Disclosure Schedule and the Company Disclosure Schedule, collectively.

“Equity Award Exchange Ratio” shall mean the sum of (i) the Exchange Ratio, and (ii) the quotient (rounded to four decimal places) obtained by dividing the Cash Consideration per share by the Parent Common Stock Price.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Ratio” shall mean the following: (i) if the Parent Common Stock Price is an amount greater than $181.88, then the Exchange Ratio is 0.0350; (ii) if the Parent Common Stock Price is an amount greater than or equal to $156.50 but less than or equal to $181.88, then the Exchange Ratio shall be an amount equal to the quotient (rounded to five decimal places) obtained by dividing (x) $6.36 by (y) the Parent Common Stock Price; and (iii) if the Parent Common Stock Price is less than $156.50, then the Exchange Ratio is 0.0406.

“Excluded Party” shall mean a Person or Group who, prior to the Company No-Shop Period Start Date, has submitted a written Company Alternative Acquisition Proposal to the Company or one of its Representatives, and the Company Board of Directors has determined prior to the Company No-Shop Period Start Date in good faith after consultation with outside legal and financial advisors that such Company Alternative Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to lead to a Company Superior Proposal; provided, however, that a Person or Group shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) if such Company Alternative Acquisition Proposal is withdrawn by such Person or Group, it being understood that a modification of a Company Alternative Acquisition Proposal submitted by a Person or Group will not be deemed to be a withdrawal or termination of a Company Alternative Acquisition Proposal by such Person or Group, but only if the Company Board of Directors has determined in good faith after consultation with outside legal and financial advisors that such Company Alternative Acquisition Proposal, as so modified, either constitutes a Company Superior Proposal or would reasonably be expected to lead to a Company Superior Proposal.

“Existing Credit Agreement” shall mean the Credit Agreement, dated as of December 11, 2020, by and among the Company, as borrower, certain financial institutions, as lenders, and Bank of America, N.A., as administrative agent for such lenders, including all documents executed in connection with the Credit Agreement, in each case, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Excluded Information” shall mean any (i) pro forma financial statements (but excluding financial information relating to the Company necessary for Parent to prepare pro forma financial statements required by paragraph 9 of Annex III of the Commitment Letter), (ii) description of all or any portion of the Financing, including any “description of notes”, and other information customarily provided by the Financing Sources or their counsel, (iii) risk factors relating to all or any component of the Financing, (iv) other information required by Rules 3-09, 3-10, 3-16 and Article 13 of Regulation S-X, the Compensation Discussion and Analysis or other information required by Item 10, Item 402 or Item 601 of Regulation S-K, XBRL exhibits and the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A,) financial information with respect to the Company and its Subsidiaries on a non-combined basis, financial statements or other financial data (including selected financial data) for any period earlier than the fiscal year dated December 31, 2018 (with respect to the Company and its Subsidiaries), information required by segment reporting and disclosure (including as required by Regulation S-K Item 101(e) and FASB Accounting Standards Codification Topic 280), the effects of purchase accounting or any adjustments related thereto for any applicable transaction, any tax consideration disclosure), and other information or financial data customarily excluded from a Rule 144A offering memorandum promulgated under the Securities Act or (v) any financial information or other information (other than the financial statements and other information set forth in the definition of Required Information) that is not maintained in the ordinary course of business and the Company shall not be required to recast or restate any financial statements for discontinued operations as a result of the Combination, or that is not reasonably available to the Company under its current reporting systems or that the

Company is not reasonably able to produce without undue burden or expense and that to the extent that the provision thereof would violate any law, rule or regulation or any obligation of confidentiality binding upon, or waive any privilege that may be asserted by the Company or any of its respective affiliates or Parent, Merger Sub 1, or Merger Sub 2, in each case, unless any such information is or would be required to ensure that the Required Information would not contain any untrue statement of a material fact or omit a material fact required to be stated therein or necessary to make the statements therein, in light of circumstances under which they were made, not misleading.

“Existing Indebtedness” shall mean all Indebtedness of the Company and its Subsidiaries (x) in existence on the date hereof or (y) permitted to be incurred in compliance with the terms hereof prior to the Termination Date, as the case may be, until such amounts are repaid.

“Fee Letter” has the meaning assigned to such term in Section 4.19.

“Financing” means the debt financing contemplated by the Financing Commitment.

“Financing Agreement” means any credit agreement, note indenture, or similar agreement, in each case, evidencing or relating to indebtedness to be incurred in connection with the Financing.

“Financing Commitment” has the meaning assigned to such term in Section 4.19.

“Financing Sources” means the Persons that are party to the Financing Commitment (including any amendments thereto) (in their respective capacities as lenders, arrangers, bookrunners, managers, agents or otherwise thereunder), or any other financing source that may become party to the Financing Commitment as the same may be amended, supplemented, modified, waived or replaced in accordance with the terms hereof, that have committed to provide or arrange or have otherwise entered into agreements in connection with the Financing or any replacement or alternative financing in connection with the Combination, including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, provided that Parent and its Subsidiaries will not be Financing Sources for any purposes of this Agreement.

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Entity” shall mean any national, federal, state, or local, domestic or foreign, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal or judicial body.

“Group” has the meaning as used in Section 13 of the Exchange Act.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing capital lease obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than one year after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations, or

(7) In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“Intellectual Property” means all worldwide intellectual property and proprietary rights in any jurisdiction, whether registered or unregistered, including, but not limited to, statutory or common law or such other rights in the following: (a) trademarks, trade names, service marks, trade dress, business names (including any fictitious or “dba” names), slogans, logos, all translations, adaptations, derivations and combinations of the foregoing and other forms indicia or origin, whether or not registrable as a trademark in any given country, together with all goodwill associated with any of the foregoing, and registrations and applications for registration of the foregoing; (b) patents, patent applications (and any patents that issue as a result of those patent applications), and inventions (whether or not patentable or whether or not reduced to practice), invention disclosures, together with all improvements, reissues, continuations, continuations-in-part, revisions, renewals, divisionals, extensions and re-examinations; (c) original works of authorship in any medium of expression, whether or not published, all copyrights therein, together with any moral rights related thereto, and all registrations and applications for registration of such copyrights; (d) Internet domain names; (e) know-how, trade secrets, confidential information, customer and supplier lists and technical information (including data, processes, technology, plans, drawings, algorithms, formulae, ideas, developments, and blue prints) (collectively, “Trade Secrets”); (f) rights of endorsement, or publicity rights, rights to name and likeness, and similar rights; and (g) rights in Software, data compilations and databases.

“Intentional Breach” means, with respect to any representation, warranty, agreement or covenant, an action or omission taken or omitted to be taken that the breaching party intentionally takes (or intentionally fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” shall mean, (i) with respect to the Company, the actual knowledge as of the date hereof of the executives of the Company listed on Schedule 10.12(a) of the Company Disclosure Schedules, or (ii) with respect to Parent, the actual knowledge as of the date hereof of the executives of Parent listed on Schedule 10.12(b) of the Parent Disclosure Schedules.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws (including common law), acts, statutes, rules, regulations, judgments, treaties, and ordinances promulgated by any Governmental Entity, including COVID-19 Measures.

“Lien” shall mean any mortgage, pledge, security interest, deed of trust, encumbrance, lien (statutory or other), option to purchase, rights of first refusal, easement, servitudes, conditional sale agreement, claim or charge.

“Open Source Software” shall mean any Software that is licensed, distributed or conveyed as “open source software,” “free software,” “copyleft” or under a similar licensing or distribution model, including any such Software licensed under a contract that requires as a condition of its use, modification or distribution that other Software into which such Software is incorporated or with which such Software is combined or distributed or that is derived from or links to such Software, be disclosed or distributed in Source Code form, delivered at no charge or be licensed, distributed or conveyed under some or all of the terms as such contract (including Software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Affero General Public License, Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org).

“Parent” shall have the meaning set forth in the Preamble hereto.

“Parent Alternative Acquisition Proposal” shall mean any proposal or offer made by any Person (other than the Company or any of its respective Affiliates) or Group to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of more than twenty percent (20%) of any class of equity securities of Parent pursuant to a merger, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock by Parent, tender offer, exchange offer or similar transaction or (ii) any one or more assets or businesses of the Parent and its Subsidiaries that constitute more than twenty percent (20%) of the consolidated revenues or assets of Parent and its Subsidiaries, taken as a whole.

“Parent Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other compensation and benefits plans, policies, trust funds, programs, arrangements or payroll practices, including multiemployer plans (within the meaning of Section 3(37) of ERISA), and each other stock purchase, stock option, restricted stock, profit sharing, pension, savings, severance, retention, employment, consulting, commission, change-of-control, collective bargaining, bonus, incentive, deferred compensation, fringe benefit, insurance, welfare, post-retirement health or welfare, health, life, tuition refund, service award, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, and other benefit plan, policy, program or arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, funded, unfunded, insured or self-insured, in each case, for the benefit of any current or former employees, directors, or other individual service providers of Parent or its Subsidiaries, that is sponsored, established, maintained, contributed to or required to be contributed to by the Parent or its Subsidiaries (other than the Company and its Subsidiaries), or under which the Parent or its Subsidiaries has any current or potential liability.

“Parent Board of Directors” shall mean the board of directors of Parent.

“Parent Charter Amendment” shall mean the amendment to Parent’s Restated Certificate of Incorporation, attached as Exhibit A hereto.

“Parent Common Stock Price” means the volume-weighted average sales price per share taken to four decimal places of Parent Common Stock on the NASDAQ over the consecutive trading period beginning at 9:30 a.m. New York time on the twenty-third trading day immediately preceding the Closing Date and concluding at 4:00 p.m. New York time on the third trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function “VWAP” (or, if not available, in another authoritative source mutually selected by the Company and Parent).

“Parent Disclosure Schedule” shall mean the disclosure schedule delivered by Parent, Merger Sub 1 and Merger Sub 2 on the date hereof.

“Parent Equity Award” shall mean any incentive equity award under a Parent Benefit Plan.

“Parent Equity Plan” shall mean Parent’s 2017 Stock Incentive Plan, as amended and/or restated from time to time.

“Parent Intervening Event” means any event, change, occurrence or development occurring after the date hereof that materially affects the business, financial condition or operations of Parent and is unknown and not reasonably foreseeable to the Parent Board of Directors and executive officers of Parent as of the date of this Agreement (or, if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable to the Parent Board of Directors and executive officers of Parent, after due inquiry, as of the date of this Agreement), prior to obtaining the Required Parent Vote; provided that the receipt, existence or terms of a Parent Alternative Acquisition Proposal or Parent Superior Proposal shall not be deemed to be a Parent Intervening Event hereunder.

“Parent Licenses and Permits” means the material licenses, permits, franchises, registrations, authorizations and approvals issued or granted to any of Parent or its Subsidiaries by any Governmental Entity as of the date hereof.

“Parent Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate: has had or is reasonably likely to have, a material adverse effect on the business, financial condition, or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Parent Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts arising out of or attributable to (i) general economic or political conditions or securities, credit, financial or other capital markets, in each case in the United States or any foreign jurisdiction, (ii) conditions generally affecting any of the industries in which Parent and its Subsidiaries operate, (iii) changes in Law, (iv) changes in GAAP, (v) the public announcement, pendency or performance of this Agreement or the transactions contemplated hereby, or the consummation of the transactions contemplated by this Agreement (provided, that the foregoing shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 4.3(iv) or with respect to the condition to Closing contained in Section 8.3(a), to the extent it relates to such representations and warranties)), (vi) acts of war, armed hostilities, sabotage, terrorism or civil unrest or any escalation or worsening of the foregoing threatened or underway as of the date of this Agreement, (vii) earthquakes, hurricanes, floods, wildfires, other natural disasters or weather conditions, epidemics, pandemics or disease outbreaks (including COVID-19) or other force majeure events, or any escalation or worsening of the foregoing underway as of the date of this Agreement, (viii) any failure by Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect to the extent not otherwise excluded hereunder), (ix) any change in the market price or trading volume of Parent’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect to the extent not otherwise excluded hereunder), (x) the taking of any specific action expressly required by, or the failure to take any specific action expressly prohibited by this Agreement, (xi) any legal proceeding commenced or threatened against Parent or any of its Representatives after the date of the Agreement and arising from allegations of breach of fiduciary duties relating to the Agreement or transactions contemplated hereby or from allegations of inadequate, false or misleading public disclosure by Parent with respect to the Agreement or transactions contemplated hereby, or (xii) COVID-19 Measures or any actions taken in response to COVID-19 Measures; except, in the case of the foregoing clauses (i) or (ii) to the extent that such event, change, circumstance, effect, development or state of facts affects Parent and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other similarly situation Persons in the industries in which Parent and its Subsidiaries operate.

“Parent Organizational Documents” shall mean the Restated Certificate of Incorporation and the Amended and Restated Bylaws of Parent, together with all amendments thereto.

“Parent Superior Proposal” shall mean any Parent Alternative Acquisition Proposal (with all percentages in the definition of “Parent Alternative Acquisition Proposal” increased to fifty percent (50%)) made by a Third Party (a) that did not result from or arise out of a material breach of Section 7.5(a) by Parent that the Parent Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors and considering such factors as the Parent Board of Directors considers to be appropriate (including the likelihood and timing of consummation of the transactions contemplated hereby in accordance with its terms), contains terms that are more favorable to Parent’s stockholders than the transactions contemplated by this Agreement, taking into account all terms and conditions of such transaction (including, as applicable, any changes to the terms of this Agreement committed to by the Company to Parent in writing in response to such Parent Alternative Acquisition Proposal under the provisions of Section 7.5(e)(iii), any breakup fees, expense reimbursement provisions and financial terms), and (b)(i) that is conditioned upon the termination of this Agreement or any other failure of the Combination to be consummated, or (ii) that otherwise does not expressly endorse or support this Agreement and the consummation of the Combination. Reference to “this Agreement” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement that are committed to by the Company to Parent in writing in response to such Parent Alternative Acquisition Proposal under the provisions of Section 7.5(e)(iii).

“Parent Termination Fee” shall mean an amount equal to $550,000,000.

“Patents” shall mean all patent and patent applications in any jurisdiction, and all re-issues, reexamine applications, continuations, divisionals, continuations-in-part or extensions of any of the foregoing.

“Permitted Liens” shall mean (a) liens for utilities and current Taxes not yet delinquent or being contested in good faith for which adequate reserves have been maintained in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar liens arising or incurred in the ordinary course of business not yet due and payable or being contested in good faith, (c) liens for Taxes, assessments, or governmental charges or levies on a Person’s properties if the same shall not at the time be delinquent or thereafter can be paid without penalty or are being contested in good faith by appropriate proceedings and for which appropriate reserves have been included on the balance sheet of the applicable Person, (d) Liens disclosed on the existing title policies, title commitments and/or surveys which have been previously provided or made available to Parent or the Company, as applicable, and other real property Liens that do not materially interfere with the business of Parent or its Subsidiaries or the Company or its Subsidiaries, as applicable, or the operation of the property as presently conducted to which they apply, (e) Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions or other social security or retirement benefits or similar legislation, (f) deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (g) deposits to secure the performance of bids, tenders, trade contracts (other than contracts for indebtedness for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (h) Liens arising from protective filings, (i) Liens arising through landlords of Company Leases and (j) Liens in favor of a banking institution arising as a matter of applicable Law encumbering deposits (including the right of set-off) held by such banking institution incurred in the ordinary course of business and which are within the general parameters customary in the banking industry.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

“Personal Information” means information that is defined as “personal data,” “personal information,” or any equivalent term under applicable Data Protection Requirements, including any such information that identifies, is about, or relates to, directly or indirectly, any indivisible person, household, or device.

“Reporting Subsidiaries” shall mean the entities set forth on Schedule 3.17 of the Company Disclosure Schedule.

“Representative” shall mean, as to any Person, such Person’s directors, officers, employees, agents, advisors, consultants, and other representatives.

“Required Information” shall mean all financial statements, financial data, audit reports, and other information related to the Company and its Subsidiaries (i) required by Regulation S-X and Regulation S-K under the Securities Act (of type and form customarily included in an offering memorandum pursuant to Rule 144A under the Securities Act) for a registered public offering of non-convertible debt securities on a registration statement on Form S-1 under the Securities Act, (ii) that is customary information reasonably required for the preparation by Parent of the pro forma financial statements and other projections required in connection with the Financing, including pursuant to paragraph 9 of Annex III of the Commitment Letter, and (iii) that is required by clauses (i) and (ii) of paragraph 9 of Annex III of the Commitment Letter. Such Required Information described above (i) shall not contain any untrue statement of a material fact, or omit to state any material fact necessary to make such Required Information not materially misleading, as may be necessary, proper, or advisable or that is otherwise required by the Financing Sources to consummate the Financing, (ii) is the type for which the auditors of any audited financial information contained therein have not withdrawn their audit opinion with respect to such information, and (iii) is of the date and otherwise sufficient to permit the Company’s independent accountants to issue customary “comfort” letters with respect to such financial statements and financial information to the Financing Sources providing the portion of the Financing consisting of debt securities (including customary “negative assurance” comfort and taking into account any limitations on such negative assurance after the end of the fiscal year) in order to consummate any offering of nonconvertible debt securities under Rule 144A (and such accountants have confirmed they are prepared to issue such “comfort” letters subject to completion of customary procedures). Notwithstanding anything to the contrary in this definition, nothing in this Agreement shall require the Company to provide any Excluded Information.

“SEC” shall mean the United States Securities and Exchange Commission.

“Software” shall mean (a) any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether in Source Code or object code, (b) databases, data aggregation programs and search engine technologies, whether machine readable or otherwise, and (c) all user documentation, including user manuals and training materials, relating to any of the foregoing.

“Source Code” shall mean computer software in a form that is readily suitable for review and edit by trained programmers, including any software source code, material portion or aspect of the software source code, any material proprietary information or algorithm contained in or relating to any software source code, related programmer comments and documentation embedded therein.

“Subsidiary” when used with respect to any Person shall mean (a) any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partner interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) any partnership, limited liability company, association, joint venture or other business entity, of which at least 50% of the partnership, limited liability company, joint venture or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Tax Return” shall mean any report, return, information return, filing, claim for refund or other information, including any schedules or attachments thereto, and any amendments to any of the foregoing required to be supplied to a taxing authority in connection with Taxes.

“Taxes” shall mean all U.S. federal, state, or local or non-U.S. taxes, including, without limitation, income, gross income, gross receipts, production, excise, employment, sales, use, transfer, ad valorem, value added, profits, license, capital stock, franchise, severance, stamp, withholding, Social Security, employment, unemployment, disability, worker’s compensation, payroll, utility, windfall profit, custom duties, personal property, real property, taxes required to be collected from customers on the sale of services, registration, alternative or add-on minimum, estimated, and other taxes or like charges of any kind in the nature of a tax, including any interest, penalties or additions thereto; and “Tax” shall mean any one of them.

“the other party” shall mean, with respect to the Company, Parent and shall mean, with respect to Parent, the Company.

“Third Party” shall mean any Person or group other than Parent, Merger Sub 1, Merger Sub 2, the Company and their respective Affiliates.

“Treasury Regulations” shall have the meaning set forth in the Recitals hereto.

“Wholly Owned Subsidiary” of any specified Person shall mean a Subsidiary of such Person all of the outstanding capital stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

Section 10.13. Financing Sources. Notwithstanding anything herein to the contrary, the parties hereby agree that (a) no Financing Source shall have any liability to the Company, its Subsidiaries or any of their respective Affiliates or Representatives (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any matter to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 10.13 shall limit the liability of the Financing Sources under any financing arrangement provided by the Financing Sources to Parent, Merger Sub 1 or Merger Sub 2, or any of their respective Affiliates) and (b) only Parent, Merger Sub 1, Merger Sub 2 and their respective Affiliates shall be permitted to bring any claim against a Financing Source. This Section 10.13 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:	/s/ Strauss Zelnick
Name: Strauss Zelnick
Title: Chairman and Chief Executive Officer

ZEBRA MS I, INC.

By:	/s/ Strauss Zelnick
Name: Strauss Zelnick
Title: Chief Executive Officer

ZEBRA MS II, INC.

By:	/s/ Strauss Zelnick
Name: Strauss Zelnick
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

ZYNGA INC.

By:	/s/ Frank Gibeau
Name: Frank Gibeau
Title: Chief Executive Officer

Exhibit A

Parent Charter Amendment

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

TAKE-TWO INTERACTIVE SOFTWARE, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Take-Two Interactive Software, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended by deleting all of the text in the first paragraph of Section 8.1 of Article VIII and replacing it with the following in substitution therefor:

The total number of shares of capital stock which the Corporation shall have authority to issue is Three Hundred and Five Million (305,000,000) shares, of which Three Hundred Million (300,000,000) shares shall be Common Stock, par value $.01 per share, and Five Million (5,000,000) shares shall be Preferred Stock, par value $.01 per share.

SECOND: That thereafter an annual meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this      day of                 , 2022.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:
Name:
Title:

Exhibit 3.1

ZYNGA INC.

FIRST AMENDMENT

TO

FIFTH AMENDED AND RESTATED BYLAWS

On January 9, 2022, the Board of Directors of Zynga Inc., a Delaware corporation (the “Corporation”), in accordance with the Delaware General Corporation Law and the Fifth Amended and Restated Bylaws of the Corporation (the “Bylaws”), approved and adopted the following amendment to the Bylaws to be effective immediately.

The Bylaws are hereby amended by adding the following as new Article XIV after existing Article XIII:

ARTICLE XIV

EXCLUSIVE FORUM

Section 43. Exclusive Forum. The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders; (iii) any action asserting a claim against the corporation arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws; or (iv) any action asserting a claim against the corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and to have consented to the provisions of this Section 43.

Unless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 43.

Failure to enforce the foregoing provisions would cause the corporation irreparable harm and the corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.

Exhibit 10.1

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of January 9, 2022, is entered into by and between Take-Two Interactive Software, Inc., a Delaware corporation (“Parent”), the stockholders listed on Schedule A hereto (the “Stockholders”) and Zynga Inc., a Delaware corporation (the “Company”).

WHEREAS, the Stockholders own beneficially or of record the shares of Class A common stock of the Company, par value $0.00000625 per share (“Company Common Stock”), set forth on Schedule A hereto (such shares of Company Common Stock, being collectively referred to herein as the “Shares”);

WHEREAS, the Company, Parent, Zebra MS I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, and Zebra MS II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, have entered into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the “Merger Agreement”); and

WHEREAS, as a condition to Parent entering into the Merger Agreement, and incurring the obligations set forth therein, Parent has requested the Stockholders enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement; provided, that for purposes of this Agreement, none of the Company or any of its Subsidiaries shall be deemed to be an Affiliate of any of the Stockholders, and none of the Stockholders shall be deemed to be an Affiliate of the Company or any of its Subsidiaries. References to “beneficial” ownership shall be interpreted in accordance with Rule 13d-3 of the Exchange Act.

SECTION 2. Representations and Warranties of Stockholders. Each of the Stockholders hereby represents and warrants, severally and not jointly and with respect to itself only, as follows:

2.1 Title to the Shares. As of the date hereof, such Stockholder is the beneficial owner of, and has good and marketable title to, the number of shares of Company Common Stock set forth opposite the name of such Stockholder on Schedule A hereto, which as of the date hereof constitutes all of the shares of Company Common Stock owned beneficially or of record by such Stockholder, other than by virtue of such Stockholder’s ownership of any securities convertible into or exercisable or exchangeable for any shares of Company Common Stock (such convertible, exercisable or exchangeable securities, “Company Securities”). Except as would not prevent or materially impair such Stockholder’s performance of its obligations under this Agreement, such Stockholder owns all of such shares of Company Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature (other than Permitted Liens, restrictions on transfer pursuant to applicable securities Laws or pursuant to applicable Laws pertaining to community property), and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such shares of Company Common Stock owned by such Stockholder.

2.2 Organization. With respect to any Stockholder that is an entity, such Stockholder is duly organized, validly existing, and in good standing or similar concept, as applicable, under the laws of the jurisdiction of its organization.

2.3 Authority Relative to this Agreement. Such Stockholder has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. With respect to any Stockholder that is an entity, the execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary organizational action on the part of such Stockholder. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by the Company and the Parent, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, (a) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) subject to general principles of equity (whether considered in a proceeding in equity or at law).

2.4 No Conflict. Except for any filings as may be required by applicable federal securities laws, the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by such Stockholder; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the organizational documents of such Stockholder (if applicable) or any other agreement to which such Stockholder is a party, or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation (collectively “Laws”) applicable to such Stockholder or to such Stockholder’s property or assets, except, in each case of clauses (a)-(c), as would not prevent or materially impair such Stockholder’s performance of its obligations under this Agreement.

SECTION 3. Covenants of the Stockholders. Each of the Stockholders hereby covenants and agrees, severally and not jointly and with respect to itself only, as follows:

3.1 Restriction on Transfer. Prior to the termination of this Agreement, such Stockholder shall not sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any Shares into a voting trust or enter into a voting trust agreement with respect to any Shares (each, a “Transfer”) (except in connection with the Combination or the performance of its obligations under this Agreement), other than Transfers (a) with Parent’s prior written consent; (b) by operation of Law or by will, intestacy or other similar applicable Law upon such Stockholder’s death; (c) to any Person if and to the extent required by any non-consensual Order, or by divorce decree; (d) pursuant to a Rule 10b5-1 trading plan in effect as of the date of this Agreement; (e) pursuant to the exercise of any Company Options in order to pay the exercise price of such Company Options or satisfy taxes applicable thereto; (f) upon the

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vesting of any Company RSU Award or Company PSU Award, in each case to the Company in order to satisfy Taxes applicable to such vesting, (g) in connection with bona fide estate planning purposes to or for the benefit of his or her Affiliates or immediate family members (i.e., spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild); (h) to charitable organizations, including donor advised funds; (i) by donor advised funds of such Stockholder or private charitable foundations, including following Transfers permitted by clause (h); (j) if such Stockholder is an entity, to one or more partners, members or equityholders of such Stockholder; or (k) to any Affiliate of such Stockholder; provided, however, that in the case of a Transfer described in the foregoing clauses (g) through (k), as a precondition to such Transfer, the transferee must agree (for the benefit of Parent) in a written document, reasonably satisfactory in form and substance to Parent, to be bound by the terms of this Agreement applicable to such Stockholder.

3.2 Additional Shares. Prior to the termination of this Agreement, any new shares of Company Common Stock acquired beneficially or of record by such Stockholder after the date of this Agreement, including by reason of any conversion, exchange or exercise of any Company Security, shall become “Shares” within the meaning of this Agreement; provided, that nothing in this Agreement shall obligate or require any Stockholder to exercise a Company Option.

3.3 Restrictions on Hedging. Without limiting Section 3.1, prior to the termination of this Agreement, without Parent’s prior written consent, such Stockholder shall not directly or indirectly enter into any forward sale, hedging or similar transaction involving any shares of Company Common Stock or Company Securities, including any transaction by which any of such Stockholder’s economic risks and/or rewards or ownership of, or voting rights with respect to, any such Company Common Stock or Company Securities are transferred or affected.

3.4 Waiver of Appraisal Rights. Each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger or the Subsequent Merger.

SECTION 4. Voting Agreement.

4.1 Voting Agreement. Prior to the termination of this Agreement, each Stockholder hereby agrees that, at any meeting of the stockholders of the Company, however called, in any action by written consent of the stockholders of the Company, or in any other circumstances upon which the Stockholders vote, such Stockholder shall vote (or cause to be voted) the Shares owned beneficially or of record by such Stockholder as follows:

(a) in favor of adoption of the Merger Agreement;

(b) against any action or agreement that has or would be reasonably likely to result in any conditions to Parent’s obligations under Section 8.2(a) or Section 8.2(b) of the Merger Agreement not being fulfilled;

(c) against any Company Alternative Acquisition Proposal;

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(d) against any amendments to the Company Organizational Documents if such amendment would reasonably be expected to prevent or materially delay the consummation of the Combination; and

(e) against any other action or agreement that is intended, or would reasonably be expected, to materially impede, interfere with or delay the Combination or the transactions contemplated by the Merger Agreement.

4.2 Other Proposals. For the avoidance of doubt, nothing in this Agreement shall require Stockholder to vote in any manner with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement, in any such case, in a manner that (a) decreases the Exchange Ratio, decreases the amount of Merger Consideration or changes the form of the Merger Consideration; (b) imposes any material restrictions or any additional material conditions on the consummation of the Combination or the payment of the Merger Consideration to stockholders; or (c) extends the Termination Date. Except as expressly set forth in this Section 4, no Stockholder shall be restricted from voting in any manner with respect to any other matters presented or submitted to the stockholders of the Company.

4.3 No Limitation. Each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as an owner of Company Common Stock. Nothing in this Agreement shall be deemed to govern, restrict or relate to any actions, omissions to act, or votes taken or not taken by any officer or director of the Company, or any designee, representative, officer or employee of the Stockholders or any of their Affiliates serving as an officer or director of the Company or any of its Subsidiaries (in each case, in his or her capacity as such), and no such action taken by such person in his capacity as an officer or director of the Company shall violate any of the Stockholders’ agreements or obligations under this Agreement.

4.4 No Agreement Until Executed; No Ownership Rights. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties unless and until (a) the Board of Directors of the Company has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company Organizational Documents, this Agreement and the transactions contemplated by the Merger Agreement and this Agreement; (b) the Merger Agreement is executed by all parties thereto; and (c) this Agreement is executed by all parties hereto. Nothing contained in this Agreement shall be deemed to vest in Parent, the Company or any of their respective Affiliates any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholders, as applicable, and neither Parent nor any of its Affiliates shall have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct any stockholder in the voting of any of the Shares, except as otherwise specifically provided in this Agreement.

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SECTION 5. Representations and Warranties and Covenants of Parent and the Company. Each of Parent and the Company hereby represents and warrants to, and covenants with, the Stockholders, only as to itself and not as to the other, as follows:

5.1 Organization. Each of Parent and the Company is duly organized, validly existing, and in good standing under the laws of the State of Delaware.

5.2 Authority Relative to this Agreement. Each of Parent and the Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and the Company and the consummation by each of Parent and the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of each of Parent and the Company. This Agreement has been duly and validly executed and delivered by each of Parent and the Company and, assuming the due authorization, execution and delivery by the Stockholders, constitutes a legal, valid and binding obligation of each of Parent and the Company, enforceable against each of Parent and the Company in accordance with its terms, (a) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) subject to general principles of equity.

5.3 No Conflict. The execution and delivery of this Agreement by each of Parent and the Company does not, and the performance of this Agreement by each of Parent and the Company will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by Parent or the Company, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or by-laws of the Parent or the Company or any other agreement to which Parent or the Company is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or the Company or to Parent’s or the Company’s property or assets, except, in each case of clauses (a)-(c), as would not prevent or materially delay or impair Parent’s, or the Company’s, as applicable, performance of its obligations under this Agreement.

SECTION 6. Further Assurances. Each Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as reasonably necessary under applicable Law to perform its obligations as expressly set forth under this Agreement.

SECTION 7. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith the Stockholders shall and hereby do authorize the Company to notify the Company’s transfer agent that there is a stop transfer order with respect to all Shares (and that this Agreement places limits on the voting and transfer of the Shares). The Company shall not, nor shall it permit the Company’s transfer agent to, register the transfer of any certificate representing any of the Shares held of record unless such transfer is made in accordance with the terms of this Agreement.

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SECTION 8. Certain Events. In the event of any stock split, stock dividend, merger, amalgamation, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any such additional shares of Company Common Stock issued to or acquired by the Stockholders.

SECTION 9. Termination. Notwithstanding anything to the contrary contained herein, the term of this Agreement and the obligations of the parties hereto shall commence on the date hereof and shall terminate, without any further obligation or liability of any party under this Agreement, upon the earliest of (a) the mutual agreement of Parent, the Company and the Stockholders, (b) the Effective Time, (c) the termination of the Merger Agreement in accordance with its terms and (d) the effectiveness of any amendment, modification or supplement to the Merger Agreement that decreases the Merger Consideration (other than any such decrease in accordance with Section 1.7(b) of the Merger Agreement), changes the form of the Merger Consideration or is otherwise materially adverse to the holders of Company Common Stock; provided, however, that this Section 9 and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect.

SECTION 10. Miscellaneous.

10.1 Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements made by the Stockholders in this Agreement shall survive the termination of this Agreement.

10.2 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

10.3 Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (a) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (b) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

10.4 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

10.5 Assignment. Without the prior written consent of the other party to this Agreement, no party may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party hereto shall be null and void.

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10.6 Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.7 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

10.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

10.9 Notices.

(a) All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally on the party to whom notice is to be given; (ii) on the date sent by e-mail (provided that the sender does not receive an automatic bounce-back of non-delivery), (iii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; or (iv) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to the Company:

Zynga Inc.

699 Eighth Street

San Francisco, CA 94103

Attn: Phuong Phillips

Email: pphillips@zynga.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road Palo

Alto, CA 94304

Attn:     Steven Bernard

             Martin Korman

             Douglas Schnell

             Remi Korenblit

E-mail: sbernard@wsgr.com

             mkorman@wsgr.com

             dschnell@wsgr.com

             rkorenblit@wsgr.com

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If to the Stockholders, at the address or email address set forth on the signature page of this Agreement, with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attn:     Steven Bernard

     Martin Korman

     Douglas Schnell

     Remi Korenblit

E-mail: sbernard@wsgr.com

     mkorman@wsgr.com

     dschnell@wsgr.com

     rkorenblit@wsgr.com

If to Parent:

Take-Two Interactive Software, Inc.

110 West 44th Street

New York, NY 10036

Attn:    Daniel Emerson

Email: Dan.Emerson@take2games.com

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attn:     Adam Turteltaub

             Sean Ewen

E-mail: aturteltaub@willkie.com

             sewen@willkie.com

(b) Any Person may change the address to which correspondence to it is to be addressed by notification as provided for herein.

10.10 Governing Law. This Agreement and any controversies arising with respect hereto shall be construed in accordance with and governed by the laws of the State of Delaware.

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10.11 Exclusive Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or outside the State of Delaware. Without limiting the generality of the foregoing, each party hereto agrees that service of process upon such party at the address referred to in Section 10.9 together with written notice of such service to such party, shall be deemed effective service of process upon such party.

10.12 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

10.13 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.14 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.15 No Recourse. No Stockholder nor any of its Affiliates shall be liable in its capacity as a stockholder of the Company (or an Affiliate thereof) for claims, losses, damages, expenses and other liabilities or obligations resulting from or related to breaches of the Merger Agreement. In no event shall any Stockholder have any liability under this Agreement with respect to the representations, warranties, liabilities, covenants or obligations under this Agreement (or under any other agreement substantially in the form of this Agreement) of any other Stockholder or any other stockholder of the Company.

[Rest of page intentionally blank.]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

ZYNGA INC.

By:
Name:
Title:

[Signature Page to Voting Agreement]

[•]

By:

Address:

E-mail:

[Signature Page to Voting Agreement]

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:
Name:
Title:

[Signature Page to Voting Agreement]

SCHEDULE A

Name of Stockholder	Number and Class of Shares Owned	Total Number of Votes
[•]	[•] shares of Company Common Stock	[•]

Exhibit 10.2

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of January 9, 2022, is entered into by and between Take-Two Interactive Software, Inc., a Delaware corporation (“Parent”), the stockholders listed on Schedule A hereto (the “Stockholders”) and Zynga Inc., a Delaware corporation (the “Company”).

WHEREAS, the Stockholders own beneficially or of record the shares of Class A common stock of the Company, par value $0.00000625 per share (“Company Common Stock”), set forth on Schedule A hereto (such shares of Company Common Stock, being collectively referred to herein as the “Shares”);

WHEREAS, the Company, Parent, Zebra MS I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, and Zebra MS II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, have entered into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the “Merger Agreement”); and

WHEREAS, as a condition to Parent entering into the Merger Agreement, and incurring the obligations set forth therein, Parent has requested the Stockholders enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement; provided, that for purposes of this Agreement, none of the Company or any of its Subsidiaries shall be deemed to be an Affiliate of any of the Stockholders, and none of the Stockholders shall be deemed to be an Affiliate of the Company or any of its Subsidiaries. References to “beneficial” ownership shall be interpreted in accordance with Rule 13d-3 of the Exchange Act.

SECTION 2. Representations and Warranties of Stockholders. Each of the Stockholders hereby represents and warrants, severally and not jointly and with respect to itself only, as follows:

2.1 Title to the Shares. As of the date hereof, such Stockholder is the beneficial owner of, and has good and marketable title to, the number of shares of Company Common Stock set forth opposite the name of such Stockholder on Schedule A hereto, which as of the date hereof constitutes all of the shares of Company Common Stock owned beneficially or of record by such Stockholder, other than by virtue of such Stockholder’s ownership of any securities convertible into or exercisable or exchangeable for any shares of Company Common Stock (such convertible, exercisable or exchangeable securities, “Company Securities”). Except as would not prevent or materially impair such Stockholder’s performance of its obligations under this Agreement, such Stockholder owns all of such shares of Company Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature (other than Permitted Liens, restrictions on transfer pursuant to applicable securities Laws or pursuant to applicable Laws pertaining to community property), and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such shares of Company Common Stock owned by such Stockholder.

2.2 Organization. With respect to any Stockholder that is an entity, such Stockholder is duly organized, validly existing, and in good standing or similar concept, as applicable, under the laws of the jurisdiction of its organization.

2.3 Authority Relative to this Agreement. Such Stockholder has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. With respect to any Stockholder that is an entity, the execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary organizational action on the part of such Stockholder. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by the Company and the Parent, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, (a) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) subject to general principles of equity (whether considered in a proceeding in equity or at law).

2.4 No Conflict. Except for any filings as may be required by applicable federal securities laws, the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by such Stockholder; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the organizational documents of such Stockholder (if applicable) or any other agreement to which such Stockholder is a party, or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation (collectively “Laws”) applicable to such Stockholder or to such Stockholder’s property or assets, except, in each case of clauses (a)-(c), as would not prevent or materially impair such Stockholder’s performance of its obligations under this Agreement.

SECTION 3. Covenants of the Stockholders. Each of the Stockholders hereby covenants and agrees, severally and not jointly and with respect to itself only, as follows:

3.1 Restriction on Transfer. Prior to the termination of this Agreement, such Stockholder shall not sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any Shares into a voting trust or enter into a voting trust agreement with respect to any Shares (each, a “Transfer”) (except in connection with the Combination or the performance of its obligations under this Agreement), other than Transfers (a) with Parent’s prior written consent; (b) by operation of Law or by will, intestacy or other similar applicable Law upon such Stockholder’s death; (c) to any Person if and to the extent required by any non-consensual Order, or by divorce decree; (d) pursuant to a Rule 10b5-1 trading plan in effect as of the date of this Agreement; (e) pursuant to the exercise of any Company Options in order to pay the exercise price of such Company Options or satisfy taxes applicable thereto; (f) upon the

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vesting of any Company RSU Award or Company PSU Award, in each case to the Company in order to satisfy Taxes applicable to such vesting, (g) in connection with bona fide estate planning purposes to or for the benefit of his or her Affiliates or immediate family members (i.e., spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild); (h) to charitable organizations, including donor advised funds; (i) by donor advised funds of such Stockholder or private charitable foundations, including following Transfers permitted by clause (h); (j) if such Stockholder is an entity, to one or more partners, members or equityholders of such Stockholder; or (k) to any Affiliate of such Stockholder; provided, however, that in the case of a Transfer described in the foregoing clauses (g) through (k) (other than Transfers described in the foregoing clauses (h) and (i) in amounts that do not exceed, in the aggregate, fifteen percent (15%) of the number of Shares owned beneficially by the Stockholders in the aggregate as of the date of this Agreement), as a precondition to such Transfer, the transferee must agree (for the benefit of Parent) in a written document, reasonably satisfactory in form and substance to Parent, to be bound by the terms of this Agreement applicable to such Stockholder.

3.2 Additional Shares. Prior to the termination of this Agreement, any new shares of Company Common Stock acquired beneficially or of record by such Stockholder after the date of this Agreement, including by reason of any conversion, exchange or exercise of any Company Security, shall become “Shares” within the meaning of this Agreement; provided, that nothing in this Agreement shall obligate or require any Stockholder to exercise a Company Option.

3.3 Restrictions on Hedging. Without limiting Section 3.1, prior to the termination of this Agreement, without Parent’s prior written consent, such Stockholder shall not directly or indirectly enter into any forward sale, hedging or similar transaction involving any shares of Company Common Stock or Company Securities, including any transaction by which any of such Stockholder’s economic risks and/or rewards or ownership of, or voting rights with respect to, any such Company Common Stock or Company Securities are transferred or affected.

3.4 Waiver of Appraisal Rights. Each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger or the Subsequent Merger.

SECTION 4. Voting Agreement.

4.1 Voting Agreement. Prior to the termination of this Agreement, each Stockholder hereby agrees that, at any meeting of the stockholders of the Company, however called, in any action by written consent of the stockholders of the Company, or in any other circumstances upon which the Stockholders vote, such Stockholder shall vote (or cause to be voted) the Shares owned beneficially or of record by such Stockholder as follows:

(a) in favor of adoption of the Merger Agreement;

(b) against any action or agreement that has or would be reasonably likely to result in any conditions to Parent’s obligations under Section 8.2(a) or Section 8.2(b) of the Merger Agreement not being fulfilled;

(c) against any Company Alternative Acquisition Proposal;

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(d) against any amendments to the Company Organizational Documents if such amendment would reasonably be expected to prevent or materially delay the consummation of the Combination; and

(e) against any other action or agreement that is intended, or would reasonably be expected, to materially impede, interfere with or delay the Combination or the transactions contemplated by the Merger Agreement.

4.2 Other Proposals. For the avoidance of doubt, nothing in this Agreement shall require Stockholder to vote in any manner with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement, in any such case, in a manner that (a) decreases the Exchange Ratio, decreases the amount of Merger Consideration or changes the form of the Merger Consideration; (b) imposes any material restrictions or any additional material conditions on the consummation of the Combination or the payment of the Merger Consideration to stockholders; or (c) extends the Termination Date. Except as expressly set forth in this Section 4, no Stockholder shall be restricted from voting in any manner with respect to any other matters presented or submitted to the stockholders of the Company.

4.3 No Limitation. Each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as an owner of Company Common Stock. Nothing in this Agreement shall be deemed to govern, restrict or relate to any actions, omissions to act, or votes taken or not taken by any officer or director of the Company, or any designee, representative, officer or employee of the Stockholders or any of their Affiliates serving as an officer or director of the Company or any of its Subsidiaries (in each case, in his or her capacity as such), and no such action taken by such person in his capacity as an officer or director of the Company shall violate any of the Stockholders’ agreements or obligations under this Agreement.

4.4 No Agreement Until Executed; No Ownership Rights. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties unless and until (a) the Board of Directors of the Company has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company Organizational Documents, this Agreement and the transactions contemplated by the Merger Agreement and this Agreement; (b) the Merger Agreement is executed by all parties thereto; and (c) this Agreement is executed by all parties hereto. Nothing contained in this Agreement shall be deemed to vest in Parent, the Company or any of their respective Affiliates any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholders, as applicable, and neither Parent nor any of its Affiliates shall have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct any stockholder in the voting of any of the Shares, except as otherwise specifically provided in this Agreement.

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SECTION 5. Representations and Warranties and Covenants of Parent and the Company. Each of Parent and the Company hereby represents and warrants to, and covenants with, the Stockholders, only as to itself and not as to the other, as follows:

5.1 Organization. Each of Parent and the Company is duly organized, validly existing, and in good standing under the laws of the State of Delaware.

5.2 Authority Relative to this Agreement. Each of Parent and the Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and the Company and the consummation by each of Parent and the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of each of Parent and the Company. This Agreement has been duly and validly executed and delivered by each of Parent and the Company and, assuming the due authorization, execution and delivery by the Stockholders, constitutes a legal, valid and binding obligation of each of Parent and the Company, enforceable against each of Parent and the Company in accordance with its terms, (a) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) subject to general principles of equity.

5.3 No Conflict. The execution and delivery of this Agreement by each of Parent and the Company does not, and the performance of this Agreement by each of Parent and the Company will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by Parent or the Company, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or by-laws of the Parent or the Company or any other agreement to which Parent or the Company is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or the Company or to Parent’s or the Company’s property or assets, except, in each case of clauses (a)-(c), as would not prevent or materially delay or impair Parent’s, or the Company’s, as applicable, performance of its obligations under this Agreement.

SECTION 6. Further Assurances. Each Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as reasonably necessary under applicable Law to perform its obligations as expressly set forth under this Agreement.

SECTION 7. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith the Stockholders shall and hereby do authorize the Company to notify the Company’s transfer agent that there is a stop transfer order with respect to all Shares (and that this Agreement places limits on the voting and transfer of the Shares). The Company shall not, nor shall it permit the Company’s transfer agent to, register the transfer of any certificate representing any of the Shares held of record unless such transfer is made in accordance with the terms of this Agreement.

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SECTION 8. Certain Events. In the event of any stock split, stock dividend, merger, amalgamation, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any such additional shares of Company Common Stock issued to or acquired by the Stockholders.

SECTION 9. Termination. Notwithstanding anything to the contrary contained herein, the term of this Agreement and the obligations of the parties hereto shall commence on the date hereof and shall terminate, without any further obligation or liability of any party under this Agreement, upon the earliest of (a) the mutual agreement of Parent, the Company and the Stockholders, (b) the Effective Time, (c) the termination of the Merger Agreement in accordance with its terms and (d) the effectiveness of any amendment, modification or supplement to the Merger Agreement that decreases the Merger Consideration (other than any such decrease in accordance with Section 1.7(b) of the Merger Agreement), changes the form of the Merger Consideration or is otherwise materially adverse to the holders of Company Common Stock; provided, however, that this Section 9 and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect.

SECTION 10. Miscellaneous.

10.1 Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements made by the Stockholders in this Agreement shall survive the termination of this Agreement.

10.2 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

10.3 Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (a) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (b) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

10.4 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

10.5 Assignment. Without the prior written consent of the other party to this Agreement, no party may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party hereto shall be null and void.

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10.6 Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.7 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

10.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

10.9 Notices.

(a) All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally on the party to whom notice is to be given; (ii) on the date sent by e-mail (provided that the sender does not receive an automatic bounce-back of non-delivery), (iii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; or (iv) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to the Company:

Zynga Inc.

699 Eighth Street

San Francisco, CA 94103

Attn: Phuong Phillips

Email: pphillips@zynga.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attn:     Steven Bernard

             Martin Korman

             Douglas Schnell

             Remi Korenblit

E-mail: sbernard@wsgr.com

             mkorman@wsgr.com

             dschnell@wsgr.com

             rkorenblit@wsgr.com

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If to the Stockholders, at the address or email address set forth on the signature page of this Agreement, with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attn:     Steven Bernard

             Martin Korman

             Douglas Schnell

             Remi Korenblit

E-mail: sbernard@wsgr.com

             mkorman@wsgr.com

             dschnell@wsgr.com

             rkorenblit@wsgr.com

If to Parent:

Take-Two Interactive Software, Inc.

110 West 44th Street

New York, NY 10036

Attn:    Daniel Emerson

Email: Dan.Emerson@take2games.com

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attn:     Adam Turteltaub

             Sean Ewen

E-mail: aturteltaub@willkie.com

             sewen@willkie.com

(b) Any Person may change the address to which correspondence to it is to be addressed by notification as provided for herein.

10.10 Governing Law. This Agreement and any controversies arising with respect hereto shall be construed in accordance with and governed by the laws of the State of Delaware.

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10.11 Exclusive Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or outside the State of Delaware. Without limiting the generality of the foregoing, each party hereto agrees that service of process upon such party at the address referred to in Section 10.9 together with written notice of such service to such party, shall be deemed effective service of process upon such party.

10.12 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

10.13 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.14 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.15 No Recourse. No Stockholder nor any of its Affiliates shall be liable in its capacity as a stockholder of the Company (or an Affiliate thereof) for claims, losses, damages, expenses and other liabilities or obligations resulting from or related to breaches of the Merger Agreement. In no event shall any Stockholder have any liability under this Agreement with respect to the representations, warranties, liabilities, covenants or obligations under this Agreement (or under any other agreement substantially in the form of this Agreement) of any other Stockholder or any other stockholder of the Company.

[Rest of page intentionally blank.]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

ZYNGA INC.

By:
Name:
Title:

[Signature Page to Voting Agreement]

[•]

By:

Address:

E-mail:

[Signature Page to Voting Agreement]

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:
Name:
Title:

[Signature Page to Voting Agreement]

SCHEDULE A

Name of Stockholder	Number and Class of Shares Owned	Total Number of Votes
[•]	[•] shares of Company Common Stock	[•]

Exhibit 10.3

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of January 9, 2022, is entered into by and between Take-Two Interactive Software, Inc., a Delaware corporation (“Parent”), the stockholders listed on Schedule A hereto (the “Stockholders”) and Zynga Inc., a Delaware corporation (the “Company”).

WHEREAS, the Stockholders own beneficially or of record the shares of common stock of Parent, par value $0.01 per share (“Parent Common Stock”), set forth on Schedule A hereto (such shares of Parent Common Stock, being collectively referred to herein as the “Shares”);

WHEREAS, the Company, Parent, Zebra MS I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, and Zebra MS II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, have entered into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the “Merger Agreement”); and

WHEREAS, as a condition to the Company entering into the Merger Agreement, and incurring the obligations set forth therein, the Company has requested the Stockholders enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement; provided, that for purposes of this Agreement, none of Parent or any of its Subsidiaries shall be deemed to be an Affiliate of any of the Stockholders, and none of the Stockholders shall be deemed to be an Affiliate of Parent or any of its Subsidiaries. References to “beneficial” ownership shall be interpreted in accordance with Rule 13d-3 of the Exchange Act.

SECTION 2. Representations and Warranties of Stockholders. Each of the Stockholders hereby represents and warrants, severally and not jointly and with respect to itself only, as follows:

2.1 Title to the Shares. As of the date hereof, such Stockholder is the beneficial owner of, and has good and marketable title to, the number of shares of Parent Common Stock set forth opposite the name of such Stockholder on Schedule A hereto, which as of the date hereof constitutes all of the shares of Parent Common Stock owned beneficially or of record by such Stockholder, other than by virtue of such Stockholder’s ownership of any securities convertible into or exercisable or exchangeable for any shares of Parent Common Stock (such convertible, exercisable or exchangeable securities, “Parent Securities”). Except as would not prevent or materially impair such Stockholder’s performance of its obligations under this Agreement, such Stockholder owns all of such shares of Parent Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature (other than Permitted Liens, restrictions on transfer pursuant to applicable securities Laws or pursuant to applicable Laws pertaining to community property), and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such shares of Parent Common Stock owned by such Stockholder.

2.2 Organization. With respect to any Stockholder that is an entity, such Stockholder is duly organized, validly existing, and in good standing or similar concept, as applicable, under the laws of the jurisdiction of its organization.

2.3 Authority Relative to this Agreement. Such Stockholder has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. With respect to any Stockholder that is an entity, the execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary organizational action on the part of such Stockholder. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by the Company and the Parent, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, (a) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) subject to general principles of equity (whether considered in a proceeding in equity or at law).

2.4 No Conflict. Except for any filings as may be required by applicable federal securities laws, the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by such Stockholder; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the organizational documents of such Stockholder (if applicable) or any other agreement to which such Stockholder is a party, or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation (collectively “Laws”) applicable to such Stockholder or to such Stockholder’s property or assets, except, in each case of clauses (a)-(c), as would not prevent or materially impair such Stockholder’s performance of its obligations under this Agreement.

SECTION 3. Covenants of the Stockholders. Each of the Stockholders hereby covenants and agrees, severally and not jointly and with respect to itself only, as follows:

3.1 Restriction on Transfer. Prior to the termination of this Agreement, such Stockholder shall not sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any Shares into a voting trust or enter into a voting trust agreement with respect to any Shares (each, a “Transfer”) (except in connection with the Combination or the performance of its obligations under this Agreement), other than Transfers (a) with the Company’s prior written consent; (b) by operation of Law or by will, intestacy or other similar applicable Law upon such Stockholder’s death; (c) to any Person if and to the extent required by any non-consensual Order, or by divorce decree; (d) pursuant to a Rule 10b5-1 trading plan in effect as of the date of this Agreement; (e) pursuant to the exercise of any stock option to purchase any Parent Common Stock (a “Parent Option”) in order to pay the exercise price of

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such Parent Option or satisfy taxes applicable thereto; (f) upon the vesting of any restricted stock units or other equity incentives, in each case to Parent in order to satisfy Taxes applicable to such vesting, (g) in connection with bona fide estate planning purposes to or for the benefit of his or her Affiliates or immediate family members (i.e., spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild); (h) to charitable organizations, including donor advised funds; (i) by donor advised funds of such Stockholder or private charitable foundations, including following Transfers permitted by clause (h); (j) if such Stockholder is an entity, to one or more partners, members or equityholders of such Stockholder; or (k) to any Affiliate of such Stockholder; provided, however, that in the case of a Transfer described in the foregoing clauses (g) through (k), as a precondition to such Transfer, the transferee must agree (for the benefit of the Company) in a written document, reasonably satisfactory in form and substance to the Company, to be bound by the terms of this Agreement applicable to such Stockholder.

3.2 Additional Shares. Prior to the termination of this Agreement, any new shares of Parent Common Stock acquired beneficially or of record by such Stockholder after the date of this Agreement, including by reason of any conversion, exchange or exercise of any Parent Security, shall become “Shares” within the meaning of this Agreement; provided, that nothing in this Agreement shall obligate or require any Stockholder to exercise a Parent Option.

3.3 Restrictions on Hedging. Without limiting Section 3.1, prior to the termination of this Agreement, without the Company’s prior written consent, such Stockholder shall not directly or indirectly enter into any forward sale, hedging or similar transaction involving any shares of Parent Common Stock or Parent Securities, including any transaction by which any of such Stockholder’s economic risks and/or rewards or ownership of, or voting rights with respect to, any such Parent Common Stock or Parent Securities are transferred or affected.

3.4 Waiver of Appraisal Rights. Each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger or the Subsequent Merger.

SECTION 4. Voting Agreement.

4.1 Voting Agreement. Prior to the termination of this Agreement, each Stockholder hereby agrees that, at any meeting of the stockholders of Parent, however called, in any action by written consent of the stockholders of Parent, or in any other circumstances upon which the Stockholders vote, such Stockholder shall vote (or cause to be voted) the Shares owned beneficially or of record by such Stockholder as follows:

(a) in favor of adoption of the Merger Agreement;

(b) against any action or agreement that has or would be reasonably likely to result in any conditions to the Company’s obligations under Section 8.3(a) or Section 8.3(b) of the Merger Agreement not being fulfilled;

(c) against any Parent Alternative Acquisition Proposal;

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(d) against any amendments to the Parent Organizational Documents if such amendment would reasonably be expected to prevent or materially delay the consummation of the Combination; and

(e) against any other action or agreement that is intended, or would reasonably be expected, to materially impede, interfere with or delay the Combination or the transactions contemplated by the Merger Agreement.

4.2 Other Proposals. For the avoidance of doubt, nothing in this Agreement shall require Stockholder to vote in any manner with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement, in any such case, in a manner that imposes any material restrictions or any additional material conditions on the consummation of the Combination or (b) extends the Termination Date. Except as expressly set forth in this Section 4, no Stockholder shall be restricted from voting in any manner with respect to any other matters presented or submitted to the stockholders of Parent.

4.3 No Limitation. Each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as an owner of Parent Common Stock. Nothing in this Agreement shall be deemed to govern, restrict or relate to any actions, omissions to act, or votes taken or not taken by any officer or director of Parent, or any designee, representative, officer or employee of the Stockholders or any of their Affiliates serving as an officer or director of Parent or any of its Subsidiaries (in each case, in his or her capacity as such), and no such action taken by such person in his capacity as an officer or director of Parent shall violate any of the Stockholders’ agreements or obligations under this Agreement.

4.4 No Agreement Until Executed; No Ownership Rights. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties unless and until (a) the Board of Directors of Parent has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Parent Organizational Documents, this Agreement and the transactions contemplated by the Merger Agreement and this Agreement; (b) the Merger Agreement is executed by all parties thereto; and (c) this Agreement is executed by all parties hereto. Nothing contained in this Agreement shall be deemed to vest in Parent, the Company or any of their respective Affiliates any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholders, as applicable, and neither the Company nor any of its Affiliates shall have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct any stockholder in the voting of any of the Shares, except as otherwise specifically provided in this Agreement.

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SECTION 5. Representations and Warranties and Covenants of Parent and the Company. Each of Parent and the Company hereby represents and warrants to, and covenants with, the Stockholders, only as to itself and not as to the other, as follows:

5.1 Organization. Each of Parent and the Company is duly organized, validly existing, and in good standing under the laws of the State of Delaware.

5.2 Authority Relative to this Agreement. Each of Parent and the Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and the Company and the consummation by each of Parent and the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of each of Parent and the Company. This Agreement has been duly and validly executed and delivered by each of Parent and the Company and, assuming the due authorization, execution and delivery by the Stockholders, constitutes a legal, valid and binding obligation of each of Parent and the Company, enforceable against each of Parent and the Company in accordance with its terms, (a) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) subject to general principles of equity.

5.3 No Conflict. The execution and delivery of this Agreement by each of Parent and the Company does not, and the performance of this Agreement by each of Parent and the Company will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by Parent or the Company, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or by-laws of the Parent or the Company or any other agreement to which Parent or the Company is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or the Company or to Parent’s or the Company’s property or assets, except, in each case of clauses (a)-(c), as would not prevent or materially delay or impair Parent’s, or the Company’s, as applicable, performance of its obligations under this Agreement.

SECTION 6. Further Assurances. Each Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as reasonably necessary under applicable Law to perform its obligations as expressly set forth under this Agreement.

SECTION 7. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith the Stockholders shall and hereby do authorize Parent to notify Parent’s transfer agent that there is a stop transfer order with respect to all Shares (and that this Agreement places limits on the voting and transfer of the Shares). Parent shall not, nor shall it permit Parent’s transfer agent to, register the transfer of any certificate representing any of the Shares held of record unless such transfer is made in accordance with the terms of this Agreement.

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SECTION 8. Certain Events. In the event of any stock split, stock dividend, merger, amalgamation, reorganization, recapitalization or other change in the capital structure of Parent affecting the Parent Common Stock, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any such additional shares of Parent Common Stock issued to or acquired by the Stockholders.

SECTION 9. Termination. Notwithstanding anything to the contrary contained herein, the term of this Agreement and the obligations of the parties hereto shall commence on the date hereof and shall terminate, without any further obligation or liability of any party under this Agreement, upon the earliest of (a) the mutual agreement of Parent, the Company and the Stockholders, (b) the Effective Time and (c) the termination of the Merger Agreement in accordance with its terms; provided, however, that this Section 9 and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect.

SECTION 10. Miscellaneous.

10.1 Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements made by the Stockholders in this Agreement shall survive the termination of this Agreement.

10.2 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

10.3 Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (a) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (b) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

10.4 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

10.5 Assignment. Without the prior written consent of the other party to this Agreement, no party may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party hereto shall be null and void.

10.6 Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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10.7 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

10.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

10.9 Notices.

(a) All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally on the party to whom notice is to be given; (ii) on the date sent by e-mail (provided that the sender does not receive an automatic bounce-back of non-delivery), (iii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; or (iv) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to the Company:

Zynga Inc.

699 Eighth Street

San Francisco, CA 94103

Attn: Phuong Phillips

Email: pphillips@zynga.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attn:     Steven Bernard

             Martin Korman

             Douglas Schnell

             Remi Korenblit

E-mail: sbernard@wsgr.com

             mkorman@wsgr.com

             dschnell@wsgr.com

             rkorenblit@wsgr.com

7

If to the Stockholders, at the address or email address set forth on the signature page of this Agreement, with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attn:     Steven Bernard

             Martin Korman

             Douglas Schnell

             Remi Korenblit

E-mail: sbernard@wsgr.com

             mkorman@wsgr.com

             dschnell@wsgr.com

             rkorenblit@wsgr.com

If to Parent:

Take-Two Interactive Software, Inc.

110 West 44th Street

New York, NY 10036

Attn:    Daniel Emerson

Email: Dan.Emerson@take2games.com

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attn:     Adam Turteltaub

             Sean Ewen

E-mail: aturteltaub@willkie.com

             sewen@willkie.com

(b) Any Person may change the address to which correspondence to it is to be addressed by notification as provided for herein.

10.10 Governing Law. This Agreement and any controversies arising with respect hereto shall be construed in accordance with and governed by the laws of the State of Delaware.

10.11 Exclusive Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject

8

matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or outside the State of Delaware. Without limiting the generality of the foregoing, each party hereto agrees that service of process upon such party at the address referred to in Section 10.9 together with written notice of such service to such party, shall be deemed effective service of process upon such party.

10.12 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

10.13 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.14 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.15 No Recourse. No Stockholder nor any of its Affiliates shall be liable in its capacity as a stockholder of Parent (or an Affiliate thereof) for claims, losses, damages, expenses and other liabilities or obligations resulting from or related to breaches of the Merger Agreement. In no event shall any Stockholder have any liability under this Agreement with respect to the representations, warranties, liabilities, covenants or obligations under this Agreement (or under any other agreement substantially in the form of this Agreement) of any other Stockholder or any other stockholder of Parent.

[Rest of page intentionally blank.]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

ZYNGA INC.

By:
Name:
Title:

1

[•]

By:

Address:

E-mail:

2

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:
Name:
Title:

3

SCHEDULE A

Name of Stockholder	Number and Class of Shares Owned	Total Number of Votes
[●]	[●] shares of Parent Common Stock	[●]

Exhibit 99.1

FOR IMMEDIATE RELEASE

TAKE-TWO CONTACTS:

(Investor Relations)	(Corporate Press)
Nicole Shevins	Alan Lewis
Senior Vice President	Vice President
Investor Relations & Corporate Communications	Corporate Communications & Public Affairs
Take-Two Interactive Software, Inc.	Take-Two Interactive Software, Inc.
(646) 536-3005	(646) 536-2983
Nicole.Shevins@take2games.com	Alan.Lewis@take2games.com

ZYNGA CONTACTS:

(Investor Relations)	(Corporate Press)
Rebecca Lau	Kenny Johnston
Vice President	Director
Investor Relations & Corporate Finance	Communications
Investors@zynga.com	Press@zynga.com

Take-Two and Zynga to Combine, Bringing Together Best-in-Class Intellectual Properties and a Market-Leading, Diversified Mobile Publishing Platform, to Enhance Positioning as a Global Leader in Interactive Entertainment

Take-Two to acquire all the outstanding shares of Zynga for a total value of $9.861 per share – $3.50 in cash and $6.361 in shares of Take-Two common stock, implying an enterprise value of $12.7 billion

Transaction represents a 64% premium to Zynga’s closing share price on January 7, 2022

Establishes Take-Two as one of the largest publishers of mobile games, the fastest-growing segment of the interactive entertainment industry

Unifies highly complementary businesses, including Take-Two’s best-in-class portfolio of console and PC games and Zynga’s industry-leading mobile franchises

Creates one of the largest publicly traded interactive entertainment companies in the world, with $6.1 billion in trailing twelve-month pro-forma Net Bookings for the period ended September 30, 2021

Transaction expected to deliver approximately $100 million of annual cost synergies within the first two years after closing, and more than $500 million of annual Net Bookings opportunities over time

Conference call to discuss the transaction is scheduled for this morning at 8AM ET

New York, NY and San Francisco, CA – January 10, 2022 – Take-Two Interactive (NASDAQ: TTWO) (the “Company”) and Zynga (NASDAQ: ZNGA), two leaders in interactive and mobile entertainment, today announced that they have entered into a definitive agreement, under which Take-Two will acquire all of the outstanding shares of Zynga in a cash and stock transaction valued at $9.861 per Zynga share, based on the market close as of January 7, 2022, with a total enterprise value of approximately $12.7 billion. Under the terms and subject to the conditions of the agreement, Zynga stockholders will receive $3.50 in cash and $6.361 in shares of Take-Two common stock for each share of Zynga common stock outstanding at the closing of the transaction. The purchase price represents a premium of 64% to Zynga’s closing share price on January 7, 2022.

This transformative combination unifies two global leaders in the interactive entertainment business and establishes Take-Two as one of the largest and most diversified mobile game publishers in the industry, with $6.1 billion in pro-forma Net Bookings for the trailing twelve-month period ended September 30, 2021.

Both companies have created and expanded iconic franchises, which will combine to form one of the largest and most diverse portfolios of intellectual properties in the sector. Take-Two’s labels are home to some of the most beloved series in the world, including Grand Theft Auto®, Red Dead Redemption®, Midnight Club®, NBA 2K®, BioShock®, Borderlands®, Civilization®, Mafia®, and Kerbal Space Program®, while Zynga’s portfolio includes renowned titles, such as CSR Racing™, Empires & Puzzles™, FarmVille™, Golf Rival™, Hair Challenge™, Harry Potter: Puzzles & Spells™, High Heels! ™, Merge Dragons!™, Toon Blast™, Toy Blast™, Words With Friends™, and Zynga Poker™.

Management Comments

“We are thrilled to announce our transformative transaction with Zynga, which significantly diversifies our business and establishes our leadership position in mobile, the fastest growing segment of the interactive entertainment industry,” said Strauss Zelnick, Chairman and CEO of Take-Two. “This strategic combination brings together our best-in-class console and PC franchises, with a market-leading, diversified mobile publishing platform that has a rich history of innovation and creativity. Zynga also has a highly talented and deeply experienced team, and we look forward to welcoming them into the Take-Two family in the coming months. As we combine our complementary businesses and operate at a much larger scale, we believe that we will deliver significant value to both sets of stockholders, including $100 million of annual cost synergies within the first two years post-closing and at least $500 million of annual Net Bookings opportunities over time.”

“Combining Zynga’s expertise in mobile and next-generation platforms with Take-Two’s best-in-class capabilities and intellectual property will enable us to further advance our mission to connect the world through games while achieving significant growth and synergies together,” said Frank Gibeau, CEO of Zynga. “I am proud of our team’s hard work to deliver a strong finish to 2021, with one of the best performances in Zynga’s history. We are incredibly excited to have found a partner in Take-Two that shares our commitment to investing in our players, amplifying our creative culture, and generating more value for stockholders. With this transformative transaction, we begin a new journey which will allow us to create even better games, reach larger audiences and achieve significant growth as a leader in the next era of gaming.”

Strategic Rationale and Stockholder Value Creation

With Zynga’s stockholders receiving approximately 64.5%1 of the transaction consideration in Take-Two stock, both groups of stockholders will benefit from the combined company’s greater scale, enhanced financial profile, and the synergies created through the transaction.

Combined company is well-positioned to capitalize on the interactive entertainment industry’s strong tailwinds, including a leadership position in mobile. The video game sector has experienced rapid growth over the last few years and is now the largest vertical in the entertainment industry2. Mobile gaming is the fastest growing segment within the industry, with an estimated $136 billion2 in gross bookings in 2021, and an expected compound annual growth rate of 8%2 over the next three years. The transaction is expected to establish Take-Two as a leader in mobile gaming, with mobile expected to comprise over 50% of its Net Bookings in Fiscal Year 2023 (as compared to an estimated 12% in Fiscal Year 2022). The transaction will bolster Take-Two’s mobile offerings, which include popular games such as Dragon City, Monster Legends, Top Eleven, Two Dots, and WWE SuperCard, and consist of a diverse array of titles that focus on many of the most popular genres in mobile gaming, including casual, hyper-casual, lifestyle, mid-core, puzzle, social casino and sports games.

Formation of an industry-leading portfolio, comprising Take-Two’s best-in-class intellectual properties and Zynga’s renowned mobile titles. The transaction will create a powerful and diverse portfolio of industry-leading titles that span key platforms and genres across interactive entertainment, developed by some of the most creative and forward-thinking talent within the industry. By sharing best practices and key data insights across the enterprise, the Company is expected to benefit from significant development and publishing synergies, unlock new revenue streams and reach new audiences around the world.

The combined entity has significantly greater scale, with $6.1 billion in Net Bookings, and $769 million3 in Adjusted Unrestricted Operating Cash Flow on a pro-forma basis for the trailing twelve-month period ended September 30, 2021. Looking ahead, the combined company is expected to deliver a 14%4 compound annual growth rate for Net Bookings (excluding the annual Net Bookings opportunities and any future acquisitions) over the three-year period from Take-Two’s Fiscal Years 2021 through 2024.

Addition of Zynga’s mobile titles will expand the Company’s base of Recurrent Consumer Spending (“RCS”). Through the addition of Zynga’s mobile business, particularly its diversified portfolio of live services and upcoming pipeline of new releases, Take-Two will increase its sources of RCS, a highly-attractive revenue stream that helps reduce volatility across reporting periods that has historically been driven by the cadence of Take-Two’s console and PC release slate.

Take-Two has also identified over $500 million of incremental annual Net Bookings opportunities to unlock over time, driven by:

Creation of new mobile games for many of the iconic franchises within Take-Two’s portfolio of intellectual property. Take-Two has an extensive catalog of commercially and critically successful console and PC titles with engaged and loyal communities of players, and there is a meaningful opportunity to create mobile games and new cross-platform experiences for many of these properties. Zynga’s nearly 3,000 employees include highly-talented mobile developers, paving the way for Take-Two to accelerate this strategic initiative and introduce its iconic intellectual properties across the fastest-growing platform in the industry.

Ability to optimize RCS by leveraging the collective knowledge across both companies. Both Take-Two and Zynga have extensive capabilities to engage players through live operations (“LiveOps”) and RCS initiatives. By combining resources and proven acumen, the teams at Take-Two and Zynga will deploy best-in-class practices throughout the organization to enhance and grow existing titles across the portfolio. Key opportunities include cross-marketing through a larger, shared customer database and improving game economies through more effective data analytics and machine learning models.

Other strategic benefits include the use of Zynga’s Chartboost advertising platform, which will improve new user acquisition through better audience targeting and optimize mobile advertising inventory to achieve greater yields; geographic expansion into growth markets across Asia, including India, and the Middle East, among other regions; and an enhanced focus on technological innovation and new business models that will utilize the collective knowledge of forward-thinking talent.

Take-Two expects approximately $100 million of annual cost synergies within the first two years after closing, primarily driven by the rationalization of duplicative overhead including corporate general and administrative expenses and public company costs, as well as the benefit of scale efficiencies across the enterprise.

The acquisition is structured to maintain a strong balance sheet, including significant annual cash generation. The combined company’s strategic and financial flexibility is expected to be greater than each company on a standalone basis, providing Take-Two with the financial resources to continue to invest in talent, development, and innovation, while also pursuing select inorganic growth opportunities.

Leadership

At the close of the transaction, Strauss Zelnick will continue to serve as Chairman and CEO, and the management team of Take-Two will continue to lead the combined company. Zynga’s highly skilled and proven management team, led by Frank Gibeau and Zynga’s President of Publishing, Bernard Kim, will drive the strategic direction for Take-Two’s mobile efforts and will oversee the integration, and day-to-day operations of the combined Zynga and T2 Mobile Games business, which will operate under the Zynga brand as its own label within the Company. Additionally, Take-Two will expand its Board of Directors to 10 members upon the closing of the transaction to add two members from Zynga’s Board of Directors.

Terms of the Acquisition

Zynga stockholders will receive $3.50 in cash and $6.361 in shares of Take-Two common stock for each share of Zynga common stock outstanding at the closing. The transaction is valued at $9.861 per share of Zynga common stock based on the market closing as of January 7, 2022, implying an enterprise value of approximately $12.7 billion.

The transaction includes a collar mechanism on the equity consideration, so that if Take-Two’s 20-day volume weighted average price (“VWAP”) ending on the third trading day prior to closing is in a range from $156.50 to $181.88, the exchange ratio would be adjusted to deliver total consideration value of $9.86 per Zynga share (including $6.36 of equity value based on that VWAP and $3.50 in cash). If the VWAP exceeds the higher end of that range, the exchange ratio would be 0.0350 per share, and if the VWAP falls below the lower end of that range, the exchange ratio would be 0.0406 per share.

Within the collar range, the final number of Take-Two shares estimated to be issued on a fully diluted basis will range between approximately 50.3 million and 58.5 million shares. Upon closing of the transaction, current Take-Two stockholders will own between 67.2% and 70.4% and current Zynga stockholders are expected to own between 29.6% and 32.8% of the combined company on a fully diluted basis, respectively, including the shares associated with expected settlement of Zynga’s two outstanding series of convertible notes due 2024 and 2026.

As part of the transaction, Take-Two has received committed financing of $2.7 billion from J.P. Morgan and intends to fund the cash component of the transaction through a combination of cash from its balance sheet as well as proceeds of new debt issuance.

The merger agreement provides for a “go-shop” provision under which Zynga and its Board of Directors may actively solicit, receive, evaluate, and potentially enter negotiations with parties that offer alternative proposals during a 45-day period following the execution date of the definitive agreement, expiring on February 24, 2022. There can be no assurance this process will result in a superior proposal. Zynga does not intend to disclose developments about this process unless and until its Board of Directors has made a decision with respect to any potential superior proposal.

[1]	Within a 7.5% symmetrical collar based on a Take-Two share price of $169.19 as the midpoint.

[2]	Source: IDG Consulting.

[3]	Based on the trailing twelve-month period ended September 30, 2021. Combines Take-Two’s Adjusted Unrestricted Operating Cash Flow of $467 million and Zynga’s Operating Cash Flow of $302 million.

[4]	Due to different fiscal year ends, appropriate modifications were made to calculate information based on Take-Two’s fiscal year end.

Approvals and Close Timing

The transaction, which is expected to be completed during the first quarter of Take-Two’s Fiscal Year 2023, ending June 30, 2022, is subject to the approval of both Take-Two and Zynga stockholders and the satisfaction of customary closing conditions, including applicable regulatory approvals.

The transaction has been unanimously approved by the Take-Two and Zynga Boards of Directors. Moreover, each director and executive officer of Take-Two and Zynga have entered into voting agreements to support the transaction.

Advisors

J.P. Morgan and LionTree Advisors are serving as financial advisors to Take-Two and Willkie Farr & Gallagher LLP is serving as legal counsel. Goldman Sachs & Co. LLC is acting as financial advisor to Zynga and Wilson Sonsini Goodrich & Rosati, Professional Corporation is serving as legal counsel.

Transaction Conference Call and Supplemental Materials

Take-Two and Zynga will host a conference call today at 8:00 a.m. Eastern Time to review the transaction and host a question and answer session. The call can be accessed by dialing (877) 407-0984 or (201) 689-8577. A live listen-only webcast of the call will be available by visiting http://ir.take2games.com. During the conference call and webcast, management will review a presentation summarizing the transaction, which can be accessed at http://t2mobile.take2games.com. All materials will be available following the call at the same location.

Operational Metric – Net Bookings

Net Bookings is defined as the net amount of products and services sold digitally or sold-in physically during the period, and includes licensing fees, merchandise, in-game advertising, strategy guides and publisher incentives.

Non-GAAP Financial Measure

In addition to reporting financial results in accordance with U.S. generally accepted accounting principles (GAAP), the Company uses a Non-GAAP measure of financial performance: Adjusted Unrestricted Operating Cash Flow, which is defined as GAAP net cash from operating activities, adjusted for changes in restricted cash. The Company’s management believes it is important to consider Adjusted Unrestricted Operating Cash Flow, in addition to net cash from operating activities, as it provides more transparency into current business trends without regard to the timing of payments from restricted cash, which is primarily related to a dedicated account limited to the payment of certain internal royalty obligations. This Non-GAAP financial measure is not intended to be considered in isolation from, as a substitute for, or superior to, GAAP results. This Non-GAAP financial measure may be different from similarly titled measures used by other companies. In the future, Take-Two may also consider whether other items should also be excluded in calculating this Non-GAAP financial measure used by the Company. Management believes that the presentation of this Non-GAAP financial measure provides investors with additional useful information to measure Take-Two’s financial and operating performance. In particular, this measure facilitates comparison of our operating performance between periods and may help investors to understand better the operating results of Take-Two. Internally, management uses this Non-GAAP financial measure in assessing the Company’s operating results and in planning and forecasting.

About Take-Two Interactive Software

Headquartered in New York City, Take-Two Interactive Software, Inc. is a leading developer, publisher, and marketer of interactive entertainment for consumers around the globe. We develop and publish products principally through Rockstar Games, 2K, Private Division, and T2 Mobile Games. Our products are designed for console systems, personal computers, and mobile, including smartphones and tablets, and are delivered through physical retail, digital download, online platforms, and cloud streaming services. The Company’s common stock is publicly traded on NASDAQ under the symbol TTWO. For more corporate and product information please visit our website at http://www.take2games.com.

About Zynga

Zynga is a global leader in interactive entertainment with a mission to connect the world through games. With massive global reach in more than 175 countries and regions, Zynga has a diverse portfolio of popular game franchises that have been downloaded more than four billion times on mobile including CSR Racing™, Empires & Puzzles™, FarmVille™, Golf Rival™, Hair Challenge™, Harry Potter: Puzzles & Spells™, High Heels!™, Merge Dragons!™, Merge Magic!™, Toon Blast™, Toy Blast™, Words With Friends™ and Zynga Poker™. With Chartboost, a leading mobile advertising and monetization platform, Zynga is an industry-leading next-generation platform with the ability to optimize programmatic advertising and yields at scale. Founded in 2007, Zynga is headquartered in California with locations in North America, Europe and Asia. For more information, visit www.zynga.com or follow Zynga on Twitter, Instagram, Facebook or the Zynga blog.

All trademarks and copyrights contained herein are the property of their respective holders.

Additional Information About the Proposed Acquisition and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga that will become the subject of a registration statement on Form S-4 to be filed by Take-Two with the U.S. Securities and Exchange Commission (the “SEC”), which will include a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, will provide full details of the proposed combination and the attendant benefits and risks. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants in the Solicitation

Take-Two, Zynga and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed business combination. Information about Take-Two’s directors and executive officers is available in Take-Two’s proxy statement dated July 27, 2021 for its 2021 Annual Meeting of Stockholders. Information about Zynga’s directors and executive officers is available in Zynga’s proxy statement dated April 5, 2021 for its 2021 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed combination when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Note Regarding Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two’s and Zynga’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Take-Two’s or Zynga’s respective stockholder approval or the failure to satisfy other conditions to completion of the proposed combination, including receipt of regulatory approvals, on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games; and risks relating to the market value of Take-Two’s common stock to be issued in the proposed combination.

Other important factors and information are contained in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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